
11005368


SEC MAIL
MAR 24 2011

Severn Bancorp, Inc.

2010
Annual Report

March 15, 2011

Dear Severn Bancorp, Inc. Shareholders:

The economic difficulties seem to be dissipating, but ever so slowly. Real estate continues to lag behind, and our company has significant real estate loans. We are fortunate, however, to be located in an area of the country that has performed relatively well. After a terrible 2009, where our net loss was $15,228,000, the company had net income of $1,157,000 in 2010. That was a loss of $1.68 per share in 2009 compared to a loss of $.06 per share in 2010. (We experienced a loss per share to common shareholders primarily because of the preferred dividends we paid).

We remain hopeful that the worst of this recent recession is behind us. There is evidence of continued recovery but it looks like it will be a slow climb back. Our company issued preferred shares to the U.S. Treasury under the "TARP" program. We are grateful that we were able to do so, as that capital bolstered our balance sheet. We now have to focus on paying back these funds, which total approximately $24 million.

Severn Savings Bank ("Severn") is lending, and there has been an increase in activity. Our company continues to be well capitalized and Severn continues to broaden its focus from being exclusively a real estate lender to offering full community banking services. Severn can provide its banking services to small and medium sized business and professional organizations, as well as to consumers. We have the necessary technology to compete.

There remains a need for community banking in Anne Arundel County, Maryland and we have the team in place to provide those services. As a shareholder you help the company when you bank with us.

Very truly yours,

SEVERN BANCORP, INC.

Alan J. Hyatt
President

AJH:kal

Severn Bancorp, Inc. Financial Highlights


TOTAL ASSETS
($ IN MILLIONS)


1,000
980
960
940
920
900
880
860
'10
'09
'08
'07
'06

(dollars in thousands, except per share data)

	2010	2009	2008	2007	2006
Balance Sheet Data:					
Total assets	**$962,543**	$967,788	$987,651	$962,234	$911,916
Total loans, net	**782,363**	819,079	896,459	893,014	835,477
Total nonperforming assets	**67,119**	82,382	61,112	10,693	6,897
Deposits	**714,776**	710,329	683,866	652,773	626,524
Stockholders' equity	**106,100**	106,231	123,667	95,276	86,442
Net income (loss)	**1,157**	(15,228)	4,113	11,111	15,748
Per Share Data *					
Earnings (loss) per common share:					
Basic	**$(0.06)**	$(1.68)	$0.39	$1.10	$1.56
Diluted	**(0.06)**	(1.68)	0.39	1.10	1.56
Book value	**7.89**	7.91	9.64	9.46	8.59
Common stock cash dividends	**-**	0.09	0.24	0.24	0.22
Performance ratios:					
Return on average assets	**0.12%**	(1.54%)	0.43%	1.19%	1.77%
Return on average equity	**1.12%**	(13.13%)	4.03%	12.09%	19.59%
Efficiency ratio	**59.15%**	61.77%	51.64%	42.82%	33.50%

**retroactively adjusted to reflect 10% stock dividend declared February 20, 2007 and a 10% stock dividend declared February 21, 2006.*


DEPOSITS
($ IN MILLIONS)
720
700
680
660
640
620
600
580
560
540
'10
'09
'08
'07
'06


NET INCOME (LOSS)
($ IN THOUSANDS)
20,000
15,000
10,000
5,000
0
-5,000
-10,000
-15,000
-20,000
'10
'08
'07
'06
ANNUAL DIVIDEND
PER SHARE
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
'10
'09
'08
'07
'06
DILUTED EARNINGS
(LOSS) PER SHARE
$1.60
$1.20
$0.80
$0.40
$0.00
-$0.40
-$0.80
-$1.20
-$1.60
-$2.00
'10
'08
'07
'06

Severn Bancorp, Inc. Financial Highlights

(dollars in thousands, except per share information)

	As of December 31,				
	2010	2009	2008	2007	2006
Balance Sheet Data:					
Total assets	**$962,543**	$967,788	$987,651	$962,234	$911,916
Total loans, net (including loans held for sale)	**782,363**	819,079	896,459	893,014	835,477
Total non-performing assets	**67,119**	82,382	61,112	10,693	6,897
Deposits	**714,776**	710,329	683,866	652,773	626,524
Short-term borrowings	**-**	-	-	15,000	18,000
Long-term borrowings	**115,000**	125,000	153,000	175,000	155,000
Subordinated debentures	**24,119**	24,119	24,119	20,619	20,619
Stockholders' equity	**106,100**	106,231	123,667	95,276	86,442
Book value per share*	**7.89**	7.91	9.64	9.46	8.59

	For the Year Ended December 31,				
	2010	2009	2008	2007	2006
Operations Data:					
Net interest income	**$30,204**	$26,607	$28,969	$33,638	$38,115
Net interest income (loss) after provision for loan losses	**24,460**	(4,795)	21,488	31,176	36,554
Non-interest income	**2,745**	2,501	2,791	4,336	3,867
Non-interest expense	**25,008**	22,862	17,293	16,492	14,065
Net income (loss)	**1,157**	(15,228)	4,113	11,111	15,748
Basic earnings (loss) per share *	**(0.06)**	(1.68)	0.39	1.10	1.56
Diluted earnings (loss) per share *	**(0.06)**	(1.68)	0.39	1.10	1.56
Common Stock Cash dividends declared per share*	**-**	0.09	0.24	0.24	0.22
Common Stock dividends declared per share to diluted earnings per share *	**-**	(5.36%)	61.54%	21.82%	13.95%
Weighted number of shares outstanding basic *	**10,066,679**	10,066,679	10,066,679	10,066,283	10,065,289
Weighted number of shares outstanding diluted *	**10,066,679**	10,066,679	10,066,679	10,066,283	10,069,056
Performance Ratios:					
Return on average assets	**0.12%**	(1.54%)	0.43%	1.19%	1.77%
Return on average equity	**1.12%**	(13.13%)	4.03%	12.09%	19.59%
Interest rate spread	**3.36%**	2.64%	2.81%	3.45%	4.20%
Net interest margin	**3.40%**	2.90%	3.16%	3.81%	4.50%
Non-interest expense to average assets	**2.56%**	2.32%	1.79%	1.76%	1.58%
Efficiency ratio	**59.15%**	61.77%	51.64%	42.82%	33.50%

* Retroactively adjusted to reflect 10% stock dividend declared February 20, 2007 and a 10% stock dividend declared February 21, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________________ to____________________ .

Commission File Number 0-49731

SEVERN BANCORP, INC.

(Exact name of registrant as specified in its charter)

Maryland	52-1726127
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
200 Westgate Circle, Suite 200, Annapolis, Maryland	21401
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (410) 260-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes☐ No ☑

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 of 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Act). Yes☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing sale price of the registrant's common stock on June 30, 2010 was $30,287,041 ($5.53 per share based on shares of common stock outstanding at June 30, 2010).

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

Indicate the number of shares outstanding for each of the registrant's classes of common stock, as of the latest practicable date.

As of March 1, 2011, there were issued and outstanding 10,066,679 shares of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portion's of the registrant's Definitive Proxy Statement for its 2011 Annual Meeting of Stockholders, which Definitive Proxy Statement will be filed with the Securities and Exchange Commission no later than 120 days after the registrant's fiscal year ended December 31, 2010, are incorporated by reference into Part III of this Form 10-K; provided, however, that the Compensation Committee Report, the Audit Committee Report and any other information in such proxy statement that is not required to be included in this Annual Report on Form 10-K, shall not be deemed to be incorporated herein by reference or filed as a part of this Annual Report on Form 10-K.

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Severn Bancorp, Inc. ("Bancorp") may from time to time make written or oral "forward-looking statements", (as defined in the Securities Exchange Act of 1934, as amended, and the regulations thereunder) including statements contained in Bancorp's filings with the Securities and Exchange Commission (including this Annual Report on Form 10-K and the exhibits thereto), in its reports to stockholders and in other communications by Bancorp, pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements include, but are not limited to:

- Statements contained in "Item 1A. Risk Factors;"
- Statements contained in "Business" concerning strategy, competitive strengths, liquidity and business plans;
- Statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the notes to Bancorp's consolidated financial statements, such as statements concerning allowance for loan losses, liquidity, capital adequacy requirements, unrealized losses, guarantees, the Bank being well-capitalized, and impact of accounting pronouncements; and
- Statements as to trends or Bancorp's or management's beliefs, expectations and opinions.

The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "will," "would," "could," "should," "guidance," "potential," "continue," "project," "forecast," "confident," and similar expressions are typically used to identify forward-looking statements. These statements are based on assumptions and assessments made by management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements are not guarantees of Bancorp's future performance and are subject to risks and uncertainties and may be affected by various factors that may cause actual results, developments and business decisions to differ materially from those in the forward-looking statements. Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements include the risk factors discussed under "Item 1A. Risk Factors" and the following:

- Changes in general economic and political conditions and by governmental monetary and fiscal policies;
- Changes in the economic conditions of the geographic areas in which Bancorp conducts business;
- Changes in interest rates;
- A downturn in the real estate markets in which Bancorp conducts business;
- The high degree of risk exhibited by Bancorp's loan portfolio;
- Environmental liabilities with respect to properties Bancorp has title;
- Changes in federal and state regulation;
- The effects of the supervisory agreements entered into by each of Bancorp and Severn Savings Bank, FSB ("Bank") with the Office of Thrift Supervision ("OTS");
- Bancorp's ability to estimate loan losses;
- Competition;
- Breaches in security or interruptions in Bancorp's information systems;
- Bancorp's ability to timely develop and implement technology;
- Bancorp's ability to retain its management team;

- Perception of Bancorp in the marketplace;
- Bancorp's ability to maintain effective internal controls over financial reporting and disclosure controls and procedures; and
- Terrorist attacks and threats or actual war.

Bancorp can give no assurance that any of the events anticipated by the forward-looking statements will occur or, if any of them does, what impact they will have on Bancorp's results of operations and financial condition. Bancorp disclaims any intent or obligation to publicly update or revise any forward-looking statements, regardless of whether new information becomes available, future developments occur or otherwise.

PART I

Item 1. Business

General

Bancorp is a savings and loan holding company chartered as a corporation in the state of Maryland in 1990. It conducts business primarily through two subsidiaries, Severn Savings Bank, FSB ("Bank") and SBI Mortgage Company ("SBI"). The Bank's principal subsidiary Louis Hyatt, Inc. ("Hyatt Commercial"), conducts business as Hyatt Commercial, a commercial real estate brokerage and property management company. SBI holds mortgages that do not meet the underwriting criteria of the Bank, and is the parent company of Crownsville Development Corporation ("Crownsville"), which is doing business as Annapolis Equity Group, which acquires real estate for syndication and investment purposes.

The Bank has four branches in Anne Arundel County, Maryland, which offer a full range of deposit products, and originate mortgages in its primary market of Anne Arundel County, Maryland and, to a lesser extent, in other parts of Maryland, Delaware and Virginia.

On December 17, 2004, Bancorp acquired all the common stock of newly formed Severn Capital Trust I, a Delaware business trust. Severn Capital Trust I issued $20,000,000 of trust preferred securities in a private placement pursuant to an applicable exemption from registration under the Securities Act of 1933, as amended. Bancorp irrevocably and unconditionally guaranteed the trust preferred securities. The proceeds of the trust preferred securities were used to purchase Bancorp's Junior Subordinated Debt Securities due 2035 (the "2035 Debentures").

On November 15, 2008, Bancorp sold a total of 70 units, at an offering price of $100,000 per unit, for gross proceeds of $7.0 million pursuant to a private placement exempt from registration under the Securities Act of 1933. Each unit consisted of 6,250 shares of Bancorp's Series A 8.0% Non-Cumulative Convertible Preferred Stock ("Series A Preferred Stock") and Bancorp's Subordinated Notes in the original principal amount of $50,000 ("Subordinated Notes"). In the private placement, Bancorp issued a total of 437,500 shares of its Series A Preferred Stock and $3.5 million aggregate principal amount of its Subordinated Notes.

The Emergency Economic Stabilization Act of 2008 ("EESA") authorized the U.S. Department of the Treasury ("Treasury Department") to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in the Troubled Asset Relief Program ("TARP"). The Treasury Department allocated $250 billion towards the TARP Capital Purchase Program ("CPP"). Under the CPP, Treasury purchased debt or equity securities from participating institutions. Bancorp made application to the Treasury Department to participate in this program. On November 21, 2008, Bancorp entered into a Letter Agreement (the "Purchase Agreement") with the Treasury Department, pursuant to which Bancorp issued and sold (i) 23,393 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share and liquidation preference $1,000 per share, (the "Series B Preferred Stock") and (ii) a warrant (the "Warrant") to purchase 556,976 shares of Bancorp's common stock at $6.30 per (the "Common Stock"), for an aggregate purchase price of $ 23,393,000 in cash. Closing of the sale occurred on November 21, 2008.

On November 23, 2009, Bancorp and the Bank each entered into a supervisory agreement with the OTS which primarily addressed issues identified in the OTS' reports of examination of Bancorp's and the Bank's operations and financial condition conducted in 2009. See "Supervisory Agreements" for more information.

As of December 31, 2010, Bancorp had total assets of $962,543,000, total deposits of $714,776,000, and total stockholders' equity of $106,100,000. Net income of Bancorp for the year ended December 31, 2010 was $1,157,000. For more information, see "Item 6. Selected Financial Data."

Bancorp's internet address is www.severnbank.com. Bancorp makes available free of charge on www.severnbank.com its annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC.

In addition, we will provide, at no cost, paper or electronic copies of our reports and other filings made with the SEC. Requests should be directed to:

Thomas G. Bevivino
Executive Vice President
Severn Bancorp, Inc.
200 Westgate Circle, Suite 200
Annapolis, Maryland 21401

The information on the website listed above, is not and should not be considered part of this Annual Report on Form 10-K and is not incorporated by reference in this document. This website is and is only intended to be an inactive textual reference.

Business of the Bank

The Bank was organized in 1946 in Baltimore, Maryland as Pompei Permanent Building and Loan Association. It relocated to Annapolis, Maryland in 1980 and its name was changed to Severn Savings Association. Subsequently, the Bank obtained a federal charter and changed its name to Severn Savings Bank, FSB. The Bank operates four full-service branch offices, and one administrative office. The Bank operates as a federally chartered savings bank whose principal business is attracting deposits from the general public and investing those funds in mortgage and commercial loans. The Bank also uses advances, or loans, from the Federal Home Loan Bank of Atlanta, ("FHLB-Atlanta") to fund its mortgage activities. The Bank provides a wide range of retail and mortgage banking services. Deposit services include checking, savings, money market, time deposit and individual retirement accounts. Loan services include various types of real estate, consumer, and commercial lending. The Bank also provides safe deposit boxes, ATMs, debit cards, and internet and telephone banking.

The Bank's revenues are derived principally from interest earned on mortgage, commercial and other loans, and fees charged in connection with the loans and banking services. The Bank's primary sources of funds are deposits, advances from the FHLB-Atlanta, principal amortization and prepayment of its loans. The principal executive offices of the Bank are maintained at 200 Westgate Circle, Suite 200, Annapolis Maryland, 21401. Its telephone number is 410-260-2000 and its e-mail address is mailman@severnbank.com.

The Thrift Industry

Thrift institutions are financial intermediaries which historically have accepted savings deposits from the general public and, to a lesser extent, borrowed funds from outside sources and invested those deposits and funds primarily in loans secured by first mortgage liens on residential and other types of real estate. Such institutions may also invest their funds in various types of short- and long-term securities. The deposits of bank and thrift institutions are insured by the Deposit Insurance Fund ("DIF") as administered by the Federal Deposit Insurance Corporation ("FDIC"), and these institutions are subject to extensive regulations. These regulations govern, among other things, the lending and other investment powers of thrift institutions, including the terms of mortgage instruments these institutions are permitted to utilize, the types of deposits they are permitted to accept, and reserve requirements.

The operations of thrift institutions, including those of the Bank, are significantly affected by general economic conditions and by related monetary and fiscal policies of the federal government and regulations and policies of financial institution regulatory authorities, including the Board of Governors of the Federal Reserve System (the "FRB") and the Office of Thrift Supervision ("OTS"). Lending activities are influenced by a number of factors including the demand for housing, conditions in the construction industry, and availability of funds. Sources of funds for lending activities include savings deposits, loan principal payments, proceeds from sales of loans, borrowings from the FHLB-Atlanta and other sources. Savings flows at thrift institutions such as the Bank are influenced by a number of factors including interest rates on competing investments and levels of personal income.

Earnings

The Bank's earnings depend primarily on the difference between income from interest-earning assets such as loans and investments, and interest paid on interest-bearing liabilities such as deposits and borrowings. The Bank typically engages in long-term mortgage lending at fixed rates of interest, generally for periods of up to 30 years, while accepting deposits for considerably shorter periods. However, many of the Bank's long-term fixed-rate loans are sold in the secondary market, typically resulting in gains on the sale of such loans by the Bank.

Generally, rapidly rising interest rates cause the cost of interest-bearing liabilities to increase more rapidly than yields on interest-earning assets, thereby adversely affecting the earnings of many thrift institutions. While the industry has received expanded lending and borrowing powers in recent years permitting different types of investments and mortgage loans, including those with floating or adjustable rates and those with shorter terms, earnings and operations are still highly influenced by levels of interest rates and financial market conditions and by substantial investments in long-term mortgage loans.

Competition

The Annapolis, Maryland area has a high density of financial institutions, many of which are significantly larger and have greater financial resources than the Bank, and all of which are competitors of the Bank to varying degrees. The Bank's competition for loans comes primarily from savings and loan associations, savings banks, mortgage banking companies, insurance companies, and commercial banks. Many of the Bank's competitors have higher legal lending limits than the Bank. The Bank's most direct competition for deposits has historically come from savings and loan associations, savings banks, commercial banks, and credit unions. The Bank faces additional competition for deposits from short-term money market funds and other corporate and government securities funds. The Bank also faces increased competition for deposits from other financial institutions such as brokerage firms, insurance companies and mutual funds. The Bank is a community-oriented financial institution serving its market area with a wide selection of mortgage loans. Management considers the Bank's reputation for financial strength and customer service as its major competitive advantage in attracting and retaining customers in its market area. The Bank also believes it benefits from its community orientation.

Net Interest Income

Net interest income increases during periods when the spread between Bancorp's weighted average rate at which new loans are originated and the weighted average cost of interest-bearing liabilities widens. Market factors such as interest rates, competition, consumer preferences, the supply of and demand for housing, and the availability of funds affect the Bank's ability to originate loans.

Bancorp has supplemented its interest income through purchases of investments when appropriate. This activity is intended to generate positive interest rate spreads on large principal balances with minimal administrative expense.

Interest Rate and Volume of Interest-Related Assets and Liabilities

Both changes in rate and changes in the composition of Bancorp's interest-earning assets and interest-bearing liabilities can have a significant effect on net interest income.

For information concerning the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Bancorp's interest income and expense during the fiscal years ended December 31, 2010 and 2009, refer to Item 6, "Selected Financial Data - Rate Volume Table".

Market Area

The Bank's market area is primarily Anne Arundel County, Maryland and nearby areas, due to its four branch locations, all located in Anne Arundel County.

The Bank continues to expand its business relationship banking department by focusing on the needs of the business community in Anne Arundel County, Maryland. In addition, the Bank increased its offerings to businesses and consumers, including additional commercial lending products, business internet banking, and an expanded line of consumer deposit products. The Bank has traditionally focused its lending activities on first mortgage loans secured by real estate for the purpose of purchasing, refinancing, developing and constructing one-to-four family residences and commercial properties in and near Anne Arundel County, Maryland. While first mortgage lending has slowed due to the economic recession, the Bank continues to be a leading mortgage lender in its market area in 2010. The Bank participates in the secondary market and sells loans it originates either with mortgage servicing rights released or retained.

Supervisory Agreements

On November 23, 2009, Bancorp and the Bank each entered into a supervisory agreement with the OTS, which agreements primarily addressed issues identified in the OTS' reports of examination of Bancorp's and the Bank's operations and financial condition conducted in 2009. The Supervisory Agreements provide, among other things, that

- Bancorp and Bank will not make any dividends or capital distributions, and Bancorp will not redeem any Bancorp common stock, without the prior approval of the OTS;
- Bancorp will not, and will not permit its subsidiaries to, incur, issue, renew or rollover any debt or debt securities, increase any current lines of credit, guarantee the debt of any entity, or otherwise incur any additional debt, without the prior written non-objection of the OTS;
- Bancorp and Bank will submit to OTS a business plan for 2010, 2011 and 2012 designed to, among other things, improve operations, earnings and profitability and reduce Bancorp debt and, after OTS approval, implement such plans and review such plans quarterly;
- Bank will develop and implement: (i) a plan to reduce the level of classified assets, assets designated special mention, all nonperforming assets and all delinquent loans, including specific workout plans for such assets and loans, or groups of such assets and loans, of $1.5 million or more, (ii) revised policies, procedures, and methodology to ensure the timely establishment and maintenance of an adequate allowance for loan and lease loss level in accordance with applicable laws, regulations, and regulatory guidance, (iii) policies and procedures for the use of interest reserves, (iv) a program, subject to OTS approval, for identifying, monitoring, and managing risks associated with concentrations of credit, (v) a loan modification policy subject to OTS approval, (vi) policies and procedures for identifying and classifying problem assets, (vii) a revised liquidity and funds management policy, subject to OTS approval; the Board of Directors of the Bank is required to review these plans, policies and programs at regular intervals and take appropriate action;
- Bank will not increase the amount of brokered deposits without the prior approval of the OTS;
- Bank will establish a regulatory compliance committee, consisting of at least three non-employee directors, to monitor compliance with the supervisory agreement and the completion of all corrective action required in the OTS 2009 report of examination;
- Bank will not enter into any new, or renew, extend, or revise any existing, contractual arrangement relating to compensation or benefits for any senior executive officer or director of the Bank without prior notice to the OTS;

- Bank will not enter into any new arrangement or contract with a third party service provider outside of the normal course of business or otherwise in excess of $100,000 per arrangement or contract per year without OTS prior non-objection; and
- Bancorp and Bank will make various periodic reports to the OTS and their respective boards of directors.

The terms of the Supervisory Agreements will remain in effect until terminated, modified or suspended by the OTS. The foregoing summary is qualified by reference to the Supervisory Agreements, incorporated by reference from Bancorp's Annual Report on Form 10-K for fiscal year ended December 31, 2009 and filed with the Securities and Exchange Commission on March 15, 2010.

Loan Portfolio Composition

The following table sets forth the composition of Bancorp's loan portfolios by type of loan at the dates indicated. The table includes a reconciliation of total net loans receivable, including loans held for sale, after consideration of undisbursed portion of loans, deferred loan fees and discounts, and allowances for losses on loans as of December 31:

	2010		2009		2008		2007		2006	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(dollars in thousands)					
Residential mortgage	$326,255	38.87%	$343,931	37.97%	$355,909	36.55%	$320,303	32.45%	$249,448	26.15%
Construction and land acquisition and development	144,098	17.17%	198,933	21.96%	242,359	24.89%	297,823	30.18%	339,122	35.55%
Land	63,155	7.52%	71,772	7.92%	82,642	8.49%	93,717	9.50%	90,747	9.51%
Lines of credit	36,642	4.37%	31,138	3.44%	34,872	3.58%	29,713	3.01%	40,733	4.27%
Commercial real estate	212,477	25.32%	204,596	22.59%	214,209	22.00%	205,755	20.85%	193,299	20.26%
Commercial non-real estate	8,434	1.00%	6,923	0.76%	3,084	0.32%	3,416	0.34%	3,348	0.35%
Home equity	43,501	5.18%	42,365	4.68%	39,040	4.01%	32,748	3.32%	32,758	3.44%
Consumer	1,302	0.16%	1,259	0.14%	1,083	0.11%	2,355	0.24%	1,537	0.16%
Loans held for sale	3,426	0.41%	4,845	0.54%	453	0.05%	1,101	0.11%	2,970	0.31%
Total gross loans	839,290	100.00%	905,762	100.00%	973,651	100.00%	986,931	100.00%	953,962	100.00%
Deferred loan origination fees and costs, net	(3,205)		(3,895)		(4,439)		(4,898)		(4,712)	
Loans in process	(23,851)		(48,095)		(57,940)		(78,238)		(104,747)	
Allowance for loan losses	(29,871)		(34,693)		(14,813)		(10,781)		(9,026)	
Total loans net	$782,363		$819,079		$896,459		$893,014		$835,477	

Lending Activities

General

The Bank originates mortgage loans of all types, including residential, residential-construction, commercial-construction, commercial, land and residential lot loans. The Bank also originates non-mortgage loans, which include consumer, business and commercial loans. These loans constitute a small part of the Bank's portfolio.

The Bank originated and funded $144,313,000 and $129,197,000 of mortgage loans for the years ended December 31, 2010 and 2009, respectively.

Loan Origination Procedures

The following table contains information on the activity of the Bank's loans held for sale and its loans held for investment in its portfolio:

	For the Years Ended December 31,		
	2010	2009	2008
	(dollars in thousands)		
Held for Sale:			
Beginning balance	$4,845	$453	$1,101
Originations	62,654	33,692	13,145
Net sales	(64,073)	(29,300)	(13,793)
Ending balance	$3,426	$4,845	$453
Held for investment:			
Beginning balance	$900,917	$973,198	$985,830
Originations and purchases	94,892	128,417	210,984
Transfers to foreclosed real estate	(32,283)	(35,931)	(15,258)
Repayments/payoffs	(127,662)	(164,767)	(208,358)
Ending balance	$835,864	$900,917	$973,198

The Bank originates residential mortgage loans that are to be held in the Bank's loan portfolio as well as loans that are intended for sale in the secondary market. Loans sold in the secondary market are primarily sold to investors with which the Bank maintains a correspondent relationship. These loans are made in conformity with standard underwriting criteria to assure maximum eligibility for possible resale in the secondary market, and are approved either by the Bank's underwriter or the correspondent's underwriter. Loans considered for the Bank's portfolio are approved by the Bank's loan committee, which includes the Chief Executive Officer, the Chief Relationship Officer and the Senior Vice President of Credit Officer. Meetings of the loan committee are open to attendance by any member of the Bank's Board of Directors who wishes to attend. The loan committee reports to and consults with the Board of Directors in interpreting and applying the Bank's lending policy. Single loans greater than $2,000,000, or loans to one borrower aggregating more than $4,000,000, up to $17,660,000 (the maximum amount of loans to one borrower as of December 31, 2010), must also have Board of Directors' approval.

Loans that are sold are typically long-term (15 or more years) loans with fixed interest rates eligible for resale in the secondary market. Loans retained for Bancorp's portfolio typically include construction loans, commercial loans and loans that periodically reprice or mature prior to the end of an amortized term. Loans are sold with either servicing released or retained by the Bank. However, as of December 31, 2010 the Bank was servicing $8,821,000 in loans for Federal Home Loan Mortgage Corporation ("FHLMC") and $73,261,000 in loans for other investors.

The following table contains information, as of December 31, 2010, on the percentage of fixed-rate single-family loans serviced for others by the Bank, by interest rate category.

Interest rate range	Percentage of Portfolio
Less than 5.00%	87.0%
5.01 – 6.00%	3.5%
6.01 – 7.00%	7.8%
7.01 – 8.00%	1.0%
Over 8.00%	0.7%
	100.0%

The Bank's mortgage loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan. The authority of the loan committee to approve loans is established by the Board of Directors and currently is commensurate with the Bank's limitation on loans to one borrower. The Bank's maximum amount of loans to one borrower currently is equal to 15% of the Bank's unimpaired capital, or $17,660,000 as of December 31, 2010. Loans greater than this amount require participation by one or more additional lenders. Letters of credit are subject to the same limitations as direct loans. The Bank utilizes independent qualified appraisers approved by the Board of Directors to appraise the properties securing its loans and requires title insurance or title opinions so as to insure that the Bank has a valid lien on the mortgaged real estate. The Bank requires borrowers to maintain fire and casualty insurance on its secured properties.

The procedure for approval of construction loans is the same for residential mortgage loans, except that the appraiser evaluates the building plans, construction specifications, and estimates of construction costs. The Bank also evaluates the feasibility of the proposed construction project and the experience and track record of the developer. In addition, all construction loans generally require a commitment from a third-party lender or from the Bank for a permanent long-term loan to replace the construction loan upon completion of construction.

Residential Mortgage Loans

At December 31, 2010, Bancorp's residential mortgage loan portfolio totaled $322,340,000, or 38.4% of Bancorp's loan portfolio. All of Bancorp's residential mortgage loans are secured by one to four family residential properties. Loans secured by residential properties generally have less risk than other loans because they are generally the primary residence of the borrower.

Commercial Real Estate Loans

At December 31, 2010, Bancorp's commercial real estate loan portfolio totaled $212,477,000, or 25.3% of Bancorp's loan portfolio. All of Bancorp's commercial loans are secured by improved property such as office buildings, retail strip shopping centers, industrial condominium units and other small businesses most of which are located in the Bank's primary lending area. The largest commercial real estate loan outstanding at December 31, 2010 was a $6,987,000 loan secured by an office building in Annapolis, Maryland. This loan has consistently performed in accordance with the terms of the debt instrument.

Loans secured by commercial real estate properties generally involve a greater degree of risk than residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of these loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.

Construction and Land Acquisition and Development Loans

The Bank originates loans to finance the construction of one-to-four family dwellings, and to a lesser extent, commercial real estate. It also originates loans for the acquisition and development of unimproved property to be used for residential and/or commercial purposes in cases where the Bank is to provide the construction funds to improve the properties. As of December 31, 2010, Bancorp had 169 construction loans outstanding in the gross aggregate amount of $144,098,000, representing 17.2% of its loan portfolio, and had commitments to advance an additional $23,851,000.

Construction loan amounts are based on the appraised value of the property and, for builder loans, a feasibility study as to the potential marketability and profitability of the project. Construction loans generally have terms of up to one year, with reasonable extensions as needed, and typically have interest rates that float monthly at margins ranging from the prime rate to 2 percent above the prime rate. In addition to builders' projects, the Bank finances the construction of single family, owner-occupied houses where qualified contractors are involved and on the basis of strict written underwriting and construction loan guidelines. Construction loans are structured either to be converted to permanent loans with the Bank upon the expiration of the construction phase or to be paid off by financing from another financial institution.

Construction loans afford the Bank the opportunity to increase the interest rate sensitivity of its loan portfolio and to receive yields higher than those obtainable on loans secured by existing residential properties. These higher yields correspond to the higher risks associated with construction lending. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of the project under construction that is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to value accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the ultimate success of the project rather than the ability of the borrower or guarantor to repay principal and interest. If the Bank is forced to foreclose on a project prior to or at completion, due to a default, there can be no assurance that the Bank will be able to recover all of the unpaid balance of the loan as well as related foreclosure and holding costs. In addition, the Bank may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time. The Bank has attempted to address these risks through its underwriting procedures and its limited amount of construction lending on multi-family and commercial real estate properties.

It is the policy of the Bank to conduct physical inspections of each property secured by a construction or rehabilitation loan for the purpose of reporting upon the progress of the construction of improvements. These inspections, referred to as "construction draw inspections," are to be performed at the time of a request for an advance of construction funds. If no construction advance has been requested, a fee inspector or senior officer of the institution makes an inspection of the subject property at least quarterly.

Land and Residential Building Lots

Land loans include loans to developers for the development of residential subdivisions and loans on unimproved lots primarily to individuals. At December 31, 2010, Bancorp had outstanding land and residential building lot loans totaling $67,070,000, or 8.0% of the total loan portfolio. The largest of these loans for $5,200,000, is secured by thirty lots in Davidsonville, Maryland, and has performed in accordance with the terms of the debt instrument. Land development loans typically are short-term loans; the duration of these loans is typically not greater than three years. The interest rate on land loans is generally at least 1% or 2% over the prime rate. The loan-to-value ratio generally does not exceed 75%. Land and residential building lot loans typically are made to customers of the Bank and developers and contractors with whom the Bank has had previous lending experience. In addition to the customary requirements for these types of loans, the Bank may also require a satisfactory Phase I environmental study and feasibility study to determine the profit potential of the development.

Other Business and Commercial Loans

The Bank also offers other business and commercial loans. These are loans to businesses are typically lines of credit or other loans that are not secured by real estate, although equipment, securities, or other collateral may secure them. They constitute a growing part of the Bank's business, and typically are offered to customers with long-standing relationships with the Bank. At December 31, 2010, $45,076,000, or 5.4%, of the loan portfolio consisted of other business and commercial loans.

Home Equity Lines of Credit and Other Consumer Loans

The Bank also offers other loans to consumers, including home equity loans and other consumer loans. At December 31, 2010, $44,803,000, or 5.3% of the loan portfolio consisted of these loans.

Loan Portfolio Cash Flows

The following table sets forth the estimated maturity of Bancorp's loan portfolios by type of loan at December 31, 2010. The estimated maturity reflects contractual terms at December 31, 2010. Contractual principal repayments of loans do not necessarily reflect the actual term of the Bank's loan portfolios. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and because of enforcement of "due on sale" clauses. The average life of mortgage loans tends to increase, however, when current mortgage loan rates substantially exceed rates on existing mortgage loans.

	Due Within one year or less	Due after 1 through 5 years	Due after 5 years	Total
		(dollars in thousands)		
Residential mortgage	$30,083	$56,190	$243,408	$329,681
Home equity	-	87	43,414	43,501
Lines of credit	20,550	11,672	4,420	36,642
Commercial real estate	13,846	82,120	116,511	212,477
Acquisition and development	124,459	19,639	-	144,098
Land	32,219	23,010	7,926	63,155
Commercial, non-real estate	323	4,918	3,193	8,434
Consumer	169	827	306	1,302
Total	$221,649	$198,463	$419,178	$839,290

The following table contains certain information as of December 31, 2010 relating to the loan portfolio of Bancorp with the dollar amounts of loans due after one year that have fixed and floating rates. All loans are shown maturing based upon contractual maturities and include scheduled payments but not possible prepayments.

	Fixed	Floating	Total
	(dollars in thousands)		
Residential mortgage	$187,206	$112,393	$299,599
Home equity	-	43,501	43,501
Lines of credit	-	16,091	16,091
Commercial real estate	89,941	108,690	198,631
Acquisition and development	215	19,424	19,639
Land	19,830	11,106	30,936
Commercial, non-real estate	7,576	535	8,111
Consumer	1,133	-	1,133
Total	$305,901	$311,740	$617,641

Loans to One Borrower

Under regulatory guidelines, the aggregate amount of loans that the Bank may make to one borrower was $17,660,000 at December 31, 2010, which is 15% of the Bank's unimpaired capital and unimpaired surplus. The Bank's three largest loans at December 31, 2010 were a $6,987,000 loan secured by an office building located in Annapolis, Maryland, a $6,315,000 loan secured by lots located in Severna Park, Maryland, and a $5,700,000 loan secured by commercial property located in Norfolk, Virginia. All three loans are performing as agreed.

Origination and Purchase and Sale of Loans

The Bank originates residential loans in conformity with standard underwriting criteria to assure maximum eligibility for possible resale in the secondary market. Although the Bank has authority to lend anywhere in the United States, it has confined its loan origination activities primarily to the states of Maryland, Virginia and Delaware.

Loan originations are developed from a number of sources, primarily from referrals from real estate brokers, builders, and existing and walk-in customers. The Bank also utilizes the services of loan brokers in its market area. Loan brokers are paid on a commission basis (generally 1% of the loan amount) for loans brokered to the Bank.

The Bank's mortgage loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan. The loan committee of the Bank can approve single residential and commercial loans up to $2,000,000, and loans that aggregate up to $4,000,000 to one borrower. Single loans greater than $2,000,000, or loans to one borrower aggregating more than $4,000,000, up to $17,660,000 (the maximum amount of loans to one borrower as of December 31, 2010), must also have Board of Directors' approval. The Bank utilizes independent qualified appraisers approved by the Board of Directors to appraise the properties securing its loans and requires title insurance or title opinions so as to insure that the Bank has a valid lien on the mortgaged real estate. The Bank requires borrowers to maintain fire and casualty insurance on its secured properties.

The procedure for approval of construction loans is the same as for residential mortgage loans, except that the appraiser evaluates the building plans, construction specifications, and estimates of construction costs. The Bank also evaluates the feasibility of the proposed construction project and the experience and track record of the developer. In addition, all construction loans generally require a commitment from a third-party lender or from the Bank for a permanent long-term loan to replace the construction loan upon completion of construction.

Consumer loans are underwritten on the basis of the borrower's credit history and an analysis of the borrower's income and expenses, ability to repay the loan, and the value of the collateral, if any.

Currently, it is the Bank's policy to originate both fixed-rate and adjustable-rate loans. The Bank is currently active in the secondary market and sells a portion of its fixed-rate loans.

Interest Rates, Points and Fees

The Bank realizes interest, point, and fee income from its lending activities. The Bank also realizes income from commitment fees for making commitments to originate loans, and from prepayment and late charges, loan fees, application fees, and fees for other miscellaneous services.

The Bank accounts for loan origination fees in accordance with standards set on the accounting for deferred costs and fees. These standards prohibit the immediate recognition of loan origination fees as revenues and require that such income (net of certain direct loan origination costs) for each loan be amortized, generally by the interest method, over the estimated life of the loan as an adjustment of yield. The Bank also realizes income from gains on sales of loans, and servicing released fees for loans sold with servicing released.

Delinquencies and Classified Assets

Delinquencies

The Board of Directors reviews delinquencies on all loans monthly. The Bancorp's collection procedures include sending a past due notice to the borrower on the 17th day of nonpayment, making telephone contact with the borrower between 20 and 30 days after nonpayment, and sending a letter after the 30th day of nonpayment. A notice of intent to foreclose is sent between 60 and 90 days after delinquency. When the borrower is contacted, Bancorp attempts to obtain full payment of the past due amount. However, Bancorp generally will seek to reach agreement with the borrower on a payment plan to avoid foreclosure.

An allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectability of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Determining the amount of the allowance for loan losses requires the use of estimates and assumptions, which is permitted under generally accepted accounting principles. Actual results could differ significantly from those estimates. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. When a real estate secured loan becomes impaired, a decision is made as to whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

For loans secured by non-real estate collateral, such as accounts receivable, inventory and equipment, estimated fair values are determined based on the borrower's financial statements, inventory reports, accounts receivable agings or equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets.

For such loans that are classified as impaired, an allowance is established when the current market value of the underlying collateral less its estimated disposal costs is lower than the carrying value of that loan. For loans that are not solely collateral dependent, an allowance is established when the present value of the expected future cash flows of the impaired loan is lower than the carrying value of that loan. The general component relates to loans that are classified as doubtful, substandard or special mention that are not considered impaired, as well as non-classified loans. The general reserve is based on historical loss experience adjusted for qualitative factors. These qualitative factors include:

- Levels and trends in delinquencies and nonaccruals;
- Inherent risk in the loan portfolio;
- Trends in volume and terms of the loan;
- Effects of any change in lending policies and procedures;
- Experience, ability and depth of management;
- National and local economic trends and conditions; and
- Effect of any changes in concentration of credit.

A loan is considered impaired if it meets either of the following two criteria:

- Loans that are 90 days or more in arrears (nonaccrual loans); or
- Loans where, based on current information and events, it is probable that a borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement.

Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans criticized special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherited in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass.

A loan is considered a troubled debt restructuring when Bancorp for economic or legal reasons relating to the borrowers financial difficulties grants a concession to the borrower that it would not otherwise consider. Loan modifications made with terms consistent with current market conditions that the borrower could obtain in the open market are not considered troubled debt restructurings.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Bank discontinues the accrual of interest on loans 90 days or more past due, at which time all previously accrued but uncollected interest is deducted from income. $4,905,000 in interest income would have been recorded for the year ended December 31, 2010 if the loans had been current in accordance with their original terms and had been outstanding throughout the year ended December 31, 2010 or since their origination (if held for only part of the fiscal year). For the year ended December 31, 2010, $2,599,000 in interest income on such loans was actually included in net income. The following table sets forth information as to non-accrual loans and other non-performing assets.

	At December 31,				
	2010	2009	2008	2007	2006
	(dollars in thousands)				
Loans accounted for on a non-accrual basis:					
Residential mortgage	$18,778	$33,391	$35,829	$4,992	$3,487
Home equity	118	536	189	-	-
Lines of credit	4,265	-	-	-	-
Commercial real estate	1,927	7,400	3,047	336	98
Acquisition and development	15,160	-	-	-	-
Land	5,890	19,425	15,721	2,372	2,342
Commercial non-real estate	-	56	-	-	-
Consumer	26	-	-	-	-
Total non-accrual loans	$46,164	$60,808	$54,795	$7,700	$5,927
Accruing loans greater than 90 days past due	$-	$ -	$ -	$ -	$-
Foreclosed real-estate	$20,955	$21,574	$6,317	$2,993	$970
Total non-performing assets	$67,119	$82,382	$61,112	$10,693	$6,897
Total troubled debt restructurings	$58,729	$44,716	$2,142	$ -	$-
Total non-accrual loans to net loans	5.9%	7.5%	6.1%	0.9%	0.7%
Allowance for loan losses to total non-performing loans, including loans contractually past due 90 days or more	64.7%	57.1%	27.0%	140.0%	152.3%
Total non-accrual and accruing loans greater than 90 days past due to total assets	4.8%	6.3%	5.5%	0.8%	0.7%
Total non-performing assets to total assets	7.0%	8.5%	6.2%	1.1%	0.8%

Included in non-accrual one-to-four family loans at December 31, 2010 were 29 loans totaling $11,766,000 to consumers and 17 loans totaling $7,012,000 to builders. Included in non-accrual land loans at December 31, 2010 were 21 loans.

Classified Assets and Allowance for Loan Losses

Federal regulations provide for the classification of loans and other assets, such as debt and equity securities, considered by the OTS to be of lesser quality, as "substandard," "doubtful" or "loss assets." An asset is considered substandard if the paying capacity and net worth of the obligor or the collateral pledged, if any, inadequately protects it. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values. Assets classified as loss assets are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not currently expose the insured institution to a sufficient degree of risk to warrant classification in one of these categories but possess credit deficiencies or potential weakness are required to be designated special mention by management.

When an insured institution classifies problem assets as either substandard or doubtful, it is required to establish general allowances for losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as loss assets, it is required either to establish a specific allowance for losses equal to the full amount of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets is subject to scrutiny by the OTS, which can require the establishment of additional general or specific loss allowances. The Bank reviews monthly the assets in its portfolio to determine whether any assets require classification in accordance with applicable regulations.

Total classified loans as of December 31, 2010 were $87,841,000. The allowance for loan losses as of December 31, 2010 was $29,871,000, which was 3.6% of gross loans receivable and 64.7% of total non-performing loans.

[see table on following page]

The following table summarizes the allocation of the allowance for loan losses by loan type and the percent of loans in each category compared to total loans (excluding loans held for sale) as of December 31.

	2010		2009		2008		2007		2006	
	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans
					(dollars in thousands)					
Residential mortgage	$16,339	39.03%	$19,621	38.17%	$5,765	42.46%	$3,378	40.73%	$2,202	32.41%
Home equity lines of credit	762	5.20%	2,425	4.70%	42	1.14%	35	0.76%	33	0.57%
Lines of credit	458	4.38%	20	3.46%	-	-%	-	-%	-	-%
Commercial and industrial real estate	3,949	25.42%	5,506	22.71%	3,080	21.63%	3,332	22.41%	2,512	20.45%
Construction and land acquisition and development loans	3,997	17.24%	1,492	22.08%	2,559	24.89%	1,849	24.29%	2,253	35.44%
Land	4,225	7.56%	5,539	7.97%	3,286	8.96%	2,027	10.72%	1,731	10.10%
Commercial, non-real estate	131	1.01%	82	0.77%	77	0.80%	150	0.83%	288	0.87%
Consumer	10	0.16%	8	0.14%	4	0.12%	10	0.26%	7	0.16%
Total	$29,871	100.00%	$34,693	100.00%	$14,813	100.00%	$10,781	100.00%	$9,026	100.00%

The following table contains information with respect to Bancorp's allowance for loan losses for the periods indicated:

	At or for the Year Ended December 31				
	2010	2009	2008	2007	2006
	(dollars in thousands)				
Average loans outstanding, net	$823,410	$878,191	$893,030	$858,305	$819,038
Total gross loans outstanding at end of period	$839,290	$905,762	$973,651	$986,931	$953,962
Total net loans outstanding at end of period	$782,363	$819,079	$896,459	$893,014	$835,477
Allowance balance at beginning of period	$34,693	$14,813	$10,781	$9,026	$7,505
Provision for loan losses	5,744	31,402	7,481	2,462	1,561
Actual charge-offs					
Residential real estate	6,825	6,761	2,571	270	-
Land	3,096	-	-	-	-
Commercial real estate	523	-	-	-	-
Home Equity	217	-	-	-	-
Consumer	5				
Other	-	4,818	878	449	40
Total charge-offs	10,666	11,579	3,449	719	40
Recoveries					
Residential real estate	100	57	-	12	-
Total recoveries	100	57	-	12	-
Net charge offs	10,566	11,522	3,449	707	40
Allowance balance at end of period	$29,871	$34,693	$14,813	$10,781	$9,026
Net charge offs as a percent of average loans	1.28%	1.31%	0.39%	0.08%	0.00%
Allowance for loan losses to total gross loans at end of period	3.56%	3.83%	1.52%	1.09%	0.95%
Allowance for loan losses to net loans at end of period	3.82%	4.24%	1.65%	1.21%	1.08%

Investment Activities

Federal thrift institutions, such as the Bank, have authority to invest in various types of liquid assets, including United States Treasury obligations and securities of various federal agencies, certificates of deposit at insured banks, bankers' acceptances and federal funds. As a member of the FHLB System, the Bank must maintain minimum levels of liquid assets specified by the OTS, which vary from time to time. Subject to various regulatory restrictions, federal thrift institutions may also invest a portion of their assets in certain commercial paper, corporate debt securities and mutual funds whose assets conform to the investments that a federal thrift institution is authorized to make directly.

The carrying amounts of the Bank's investment securities held to maturity, as of the dates indicated are presented in the following table:

	At December 31,		
	2010	2009	2008
	(dollars in thousands)		
US Treasury securities	$21,104	$6,999	$-
US Agency securities	5,233	-	-
US Government sponsored mortgage-backed securities	974	1,032	1,345
Total Investment Securities Held to Maturity	$27,311	$8,031	$1,345

Investment Scheduled Maturity Table

As of December 31, 2010

	One Year or Less		More than One to Five Years		More than Five to Ten Years		More than Ten Years		Total Investment Securities		
	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Fair Value
	(dollars in thousands)										
US Treasury securities	$7,009	0.66%	$14,095	1.54%	$-	-	$-	-	$21,104	1.25%	$21,325
US Agency securities	1,002	0.32%	4,231	1.09%	-	-	-	-	$5,233	0.94%	$5,196
US Government sponsored mortgage-backed securities	-	-	-	-	3	7.08%	$971	5.24%	$974	5.24%	$1,035
Total securities	$8,011	0.62%	$18,326	1.44%	$3	7.08%	$971	5.24%	$27,311	1.34%	$27,556

Deposits

Deposits are attracted principally from within the Bank's primary market areas through the offering of a variety of deposit instruments, including passbook and statement accounts and certificates of deposit ranging in terms from three months to five years. Deposit account terms vary, principally on the basis of the minimum balance required, the time periods the funds must remain on deposit and the interest rate. The Bank also offers individual retirement accounts.

The Bank's policies are designed primarily to attract deposits from local residents rather than to solicit deposits from areas outside the Bank's primary markets. Interest rates paid, maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. Determination of rates and terms are predicated upon funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

Deposits in the Bank as of December 31, 2010, 2009 and 2008 consisted of savings programs described below:

	2010	2009	2008
	(dollars in thousands)		
NOW accounts	$13,465	$12,898	$12,813
Money market accounts	41,168	49,797	44,012
Passbooks	222,183	184,311	53,319
Certificates of deposit	420,133	447,889	554,747
Non-interest bearing accounts	17,827	15,434	18,975
Total deposits	$714,776	$710,329	$683,866

The following table contains information pertaining to the certificates of deposit held by the Bank in excess of $100,000 as of December 31, 2010.

Time Remaining Until Maturity	Jumbo Certificates of Deposit (dollars in thousands)
Less than three months	$20,170
3 months to 6 months	19,560
6 months to 12 months	35,493
Greater than 12 months	110,493
Total	$185,716

Liquidity and Asset/Liability Management

Two major objectives of asset and liability management are to maintain adequate liquidity and to control the interest sensitivity of the balance sheet.

Liquidity is the measure of a company's ability to maintain sufficient cash flow to fund operations and to meet financial obligations to depositors and borrowers. Liquidity is provided by the ability to attract and retain deposits and by principal and interest payments on loans and maturing securities in the investment portfolio. A strong core deposit base, supplemented by other deposits of varying maturities and rates, contributes to the Bank's liquidity.

Management believes that funds available through short-term borrowings and asset maturities are adequate to meet all anticipated needs, and management is continually monitoring the Bank's liquidity position to meet projected needs.

Interest rate sensitivity is maintaining the ability to reprice interest earning assets and interest bearing liabilities in relationship to changes in the general level of interest rates. Management attributes interest rate sensitivity to a steady net interest margin through all phases of interest rate cycles. Management attempts to make the necessary adjustments to constrain adverse swings in net interest income resulting from interest rate movements through gap analysis and income simulation modeling techniques.

Borrowings

The Bank's credit availability under the FHLB of Atlanta's credit availability program was $194,360,000 at December 31, 2010. The Bank is able to borrow up to 20% of total assets. The Bank, from time to time, utilizes the line of credit when interest rates are more favorable than obtaining deposits from the public. The following table sets forth short-term borrowings with the FHLB-Atlanta, with original maturities of one year or less.

	Years ended December 31,		
	2010	2009	2008
	(dollars in thousands)		
Short-term borrowings			
Average balance outstanding during the period	$-	$596	$1,667
Maximum amount outstanding at any month-end during the period	-	7,000	10,000
Weighted average interest rate during the period	-	2.04%	3.74%
Total short-term borrowings at period end	-	-	-
Weighted average interest rate at period end	-	-	-

Employees

As of December 31, 2010, Bancorp and its subsidiaries had approximately 116 full-time equivalent employees. Bancorp's employees are not represented by any collective bargaining group.

Hyatt Commercial

Hyatt Commercial is a real estate brokerage company specializing in commercial real estate sales, leasing and property management. During the quarter ended September 30, 2009, the common stock of Hyatt Commercial was contributed to the Bank from Bancorp.

SBI Mortgage Company

SBI is a subsidiary of Bancorp that has engaged in the origination of mortgages not suitable for the Bank. It owns subsidiary companies that purchase real estate for investment purposes. As of December 31, 2010, SBI had $1,737,000 in outstanding mortgage loans and it had $469,000 invested in subsidiaries, which funds were held in cash, pending potential acquisition of investment real estate.

Crownsville Development Corporation

Crownsville, which is doing business as Annapolis Equity Group, is a subsidiary of SBI and is engaged in the business of acquiring real estate for investment and syndication purposes.

HS West, LLC

HS West, LLC ("HS") is a subsidiary of the Bank, and constructed a building in Annapolis, Maryland that serves as Bancorp's and the Bank's administrative headquarters. A branch office of the Bank is also located in the building. In addition, HS leases space to four unrelated companies and to a law firm of which the President of Bancorp and the Bank is a partner.

Severn Financial Services Corporation

Severn Financial Services Corporation is a subsidiary of the Bank that is part of a joint venture with a local insurance agency to provide various insurance products to customers of Bancorp.

Homeowners Title and Escrow Corporation

Homeowners Title and Escrow Corporation, is a subsidiary of the Bank, that was engaged in the business of conducting loan settlements for the Bank. During 2008, Homeowners Title and Escrow Corporation ceased operations.

Regulation

The financial services industry in the Bank's market area is highly competitive, including competition from commercial banks, savings banks, credit unions, finance companies and non-bank providers of financial services. Several of the Bank's competitors have legal lending limits that exceed that of the Bank's, as well as funding sources in the capital markets that exceeds the Bank's availability. The increased competition has resulted from a changing legal and regulatory climate, as well as from the economic climate.

General

Savings and loan holding companies and savings associations are extensively regulated under both federal and state law. This regulation is intended primarily to protect depositors and the Deposit Insurance Fund ("DIF"), and not the stockholders of Bancorp. The summary below describes briefly the regulation that is applicable to Bancorp and the Bank, does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Regulatory Reform and Legislation

On July 21, 2010, Congress enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). This new law will significantly change the current bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years. The discussion below generally discusses the material provisions of the Dodd-Frank Act applicable to Bancorp and the Bank and is not complete or meant to be an exhaustive discussion.

Certain provisions of the Dodd-Frank Act are expected to have a near term impact on Bancorp. For example, the new law provides that the OTS, which currently is the primary federal regulator for Bancorp and the Bank, will cease to exist one year from the date of the new law's enactment (subject to a possible six-month extension period). State-chartered thrifts will be regulated by the FDIC. The Board of Governors of the Federal Reserve System will supervise and regulate all savings and loan holding companies and their non-depository institution subsidiaries that were formerly regulated by the OTS, including Bancorp. The Office of the Comptroller of the Currency will have some rulemaking authority relating to both state and federal thrifts.

Also effective one year after the date of enactment is a provision of the Dodd-Frank Act that eliminates the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest bearing checking accounts.

The Dodd-Frank Act directs the FDIC to redefine the base for deposit insurance assessments paid by banks. Assessments will now be based on the average consolidated total assets less tangible equity of a financial institution. This change may proportionally shift deposit insurance funding away from banks that rely primarily on deposits for funding operations, like the Bank. The Dodd-Frank Act also permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor. The Dodd-Frank Act also effectively extends the FDIC's program of insuring non-interest bearing transaction accounts on an unlimited basis through December 31, 2012. The minimum reserve ratio for the Deposit Insurance Fund is increased from 1.15% to 1.35% of estimated insured deposits and requires the FDIC to take the necessary steps for the reserve ratio to reach the new minimum reserve ratio by September 30, 2020.

The Dodd-Frank Act creates a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Savings institutions with $10 billion or less in assets, such as the Bank, will continued to be examined for compliance with the consumer laws by their primary bank regulators. The Dodd-Frank Act also weakens the federal preemption rules that have been applicable for national banks and federal savings associations, and gives state attorneys general the ability to enforce federal consumer protection laws. The Dodd-Frank Act also directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives.

The Dodd-Frank Act also imposes new capital requirements on bank and thrift holding companies, permits interest on demand deposits, imposes new restrictions on transactions between banks and thrifts and their affiliates and insiders, relaxes de novo branching and imposes additional requirements for interstate bank acquisitions and mergers.

On February 2, 2011, the Board of Governors of the Federal Reserve System issued advance notice of a proposal which, if adopted, would require that savings and loan holding companies submit the same reports as bank holding companies beginning with the March 31, 2012, reporting period. These reports are filed either quarterly, semiannually, annually or are event-generated. This change could significantly increase the burden on Bancorp as it converts to the new reporting system.

Effective April 4, 2011, the SEC adopted amendments to the proxy rules to implement certain provisions of the Dodd-Frank Act which will require companies to conduct a separate shareholder advisory vote to approve the compensation of executives, and to conduct a separate shareholder advisory vote, at least once every six calendar years, to determine how often an issuer will conduct a shareholder advisory vote on executive compensation (which must be at least once every three calendar years).

It is difficult to predict at this time what specific impact the Dodd-Frank Act and the implementing rules and regulations will have on savings and loan holding companies and banks. The Dodd-Frank Act and resulting rules and regulations may impact the profitability of our business or change certain of our business practices, including our ability to offer new products, make loans and achieve satisfactory interest spreads, and could expose us to additional costs, including increased regulatory compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to our operations in order to comply, and could materially adversely affect our business, results of operations and financial condition. The following provides a description of the current regulations that are applicable to Bancorp and the Bank and selected changes to be implemented pursuant to the Dodd-Frank Act, all of which are subject to further change as additional provisions of the Dodd-Frank Act are implemented.

Regulation of Bancorp

General. As a unitary savings and loan holding company, Bancorp is currently required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over Bancorp and its subsidiaries, which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association. As described above, the Dodd-Frank Act will eliminate the OTS and transfer supervision of savings and loan holding companies to the Board of Governors of the Federal Reserve System by July 21, 2011 (subject to a possible six month extension).

Activities Restriction Test. As a unitary savings and loan holding company, Bancorp generally is not subject to activity restrictions, provided the Bank satisfies the Qualified Thrift Lender ("QTL") test. The termination of the "unitary thrift holding company exemption" in 1999 did not affect Bancorp because Bancorp was grandfathered under the law. Under certain circumstances, Bancorp could lose its grandfathered status. If the Bank failed to meet the QTL test, then Bancorp would become subject to the activities restrictions applicable to multiple savings and loan holding companies and, unless the Bank qualified as a QTL within one year thereafter, Bancorp would be required to register as, and would become subject to the restrictions applicable to, a bank holding company. Additionally, if Bancorp were to acquire control of another savings association, either through merger or other combination with the Bank or other than in a supervisory acquisition where the acquired association also met the QTL test, Bancorp would thereupon become a multiple savings and loan holding company and would thereafter be subject to further restrictions on its activities. Bancorp presently intends to continue to operate as a unitary savings and loan holding company.

Restrictions on Acquisitions. Except under limited circumstances, savings and loan holding companies, such as Bancorp, are prohibited from (i) acquiring, without prior approval of the OTS, more than 5% of the voting shares of a savings association or a holding company which is not a subsidiary thereof or (ii) acquiring control of an uninsured institution, or retaining, for more than one year after the date of any savings association becomes uninsured, control of such association. In evaluating proposed acquisitions of savings institutions by holding companies, the OTS considers the financial and managerial resources and future prospects of the holding company and the target institution, the effect of the acquisition on the risk to the DIF, the convenience and the needs of the community and competitive factors.

No director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company's stock, may acquire control of any savings association, other than a subsidiary savings association, or of any other savings and loan holding company, without written approval of the OTS. Certain individuals, including Alan J. Hyatt, Louis Hyatt, and Melvin Hyatt, and their respective spouses ("Applicants"), filed an Application for Notice of Change In Control ("Notice") in April 2001 pursuant to 12 CFR Section 574.3(b). The Notice called for the Applicants to acquire up to 32.32% of Bancorp's issued and outstanding shares of stock of Bancorp by April 16, 2002. The OTS approved requests by the Applicants to extend the time to consummate such acquisition of shares to December 16, 2011. The Applicants currently own approximately 29.59% of the total outstanding shares of Bancorp as of December 31, 2010.

The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Federal Securities Law. Bancorp's securities are registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. As such, Bancorp is subject to the information, proxy solicitation, insider trading, and other requirements and restrictions of the Securities Exchange Act of 1934.

Financial Services Modernization Legislation. In November 1999, the Gramm-Leach-Bliley Act of 1999 ("GLBA") was enacted. The GLBA generally permits banks, other depository institutions, insurance companies and securities firms to enter into combinations that result in a single financial services organization to offer customers a wider array of financial services and products so long as they do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

The GLBA may have the result of increasing the amount of competition that Bancorp and the Bank face from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources than Bancorp and the Bank.

Troubled Assets Relief Program. During the fourth quarter of 2008, the U.S. Department of the Treasury (the "Treasury") instituted the Troubled Assets Relief Program (the "TARP") pursuant to the Emergency Economic Stabilization Act of 2008 (the "EESA") in an effort to stabilize the nation's capital markets. To carry out the TARP, the Treasury established the Capital Purchase Program (the "CPP") which financial institutions may participate in on a voluntary basis.

Bancorp elected to participate in the CPP and entered into agreements to sell certain securities to the Treasury on November 21, 2008 (the "CPP Agreements"). As a result of, and condition to, the CPP Agreements, Bancorp will be subject to certain restrictions, requirements and limitations related to executive compensation (which are generally applicable to the CEO, CFO and three next most highly compensated executive officers of Bancorp), dividend payments and stock repurchase activities.

The American Recovery and Reinvestment Act of 2009 ("ARRA") and the regulations adopted thereunder have imposed additional compensation restrictions on companies participating in the TARP. As directed by ARRA, the Department of the Treasury has adopted standards for executive compensation that include limits on compensation that exclude incentives to take unnecessary and excessive risks that threaten the value of the participant, provision for recovery by the participant of any bonus, retention award or incentive compensation paid to any senior executive office and up to 20 next mostly highly compensated employees of the participant based on statements of earnings, revenues, gains or other criteria that are later found to be materially inaccurate, and prohibitions on bonus, retention awards or incentive compensation to certain senior employees, among other provisions. TARP participants are required to annually allow shareholders to have a separate non-binding vote on executive compensation while a TARP investment is outstanding.

Maryland Corporation Law. Bancorp is incorporated under the laws of the State of Maryland, and is therefore subject to regulation by the state of Maryland. The rights of Bancorp's stockholders are governed by the Maryland General Corporation Law.

Regulation of the Bank

General. As a federally chartered, DIF-insured savings association, the Bank is subject to extensive regulation by the OTS and the FDIC. Lending activities and other investments of the Bank must comply with various statutory and regulatory requirements. The Bank is also subject to certain reserve requirements promulgated by the FRB. The OTS, in conjunction with the FDIC, regularly examines the Bank and prepares reports for the consideration of the Bank's Board of Directors on any deficiencies found in the operations of the Bank. The relationship between the Bank and depositors and borrowers is also regulated by federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of mortgage documents utilized by the Bank.

The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. As noted above, the Dodd-Frank Act will transfer supervision of savings associations like the Bank to the OCC, the agency that regulates national banks, by July 21, 2011 (subject to a possible six month extension).

Regulatory Capital Requirements. OTS regulations require that the Bank meet three minimum requirement standards including: (i) tangible capital equal to at least 1.5% of adjusted total assets; (ii) a leverage ratio consisting of Tier I or "core" capital equal to at least 4% (or 3%, if the Bank is rated 1 CAMELS under the OTS examination rating system) of adjusted total assets; and (iii) risk-based capital equal to at least 8% of total risk-weighted assets.

Tier I, or core capital is defined as common stockholder's equity (including retained earnings), non-cumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of consolidated subsidiaries and certain non-withdrawable accounts or pledged deposits. Tier I (Core) capital is generally reduced by the amount of the saving's institution's intangible assets. Limited exceptions to the deduction of intangible assets exist for certain mortgage servicing rights and credit card relationships and qualifying supervisory goodwill. In December of 2008, federal banking and thrift regulatory agencies approved a final rule permitting a banking institution to reduce the amount of goodwill that it must deduct from Tier I capital by the amount of any associated deferred tax liability.

Tangible capital is generally defined the same as core capital but does not include an exception for qualifying supervisory goodwill and is reduced by the amount of all the savings association's intangible assets with only limited exceptions, including certain mortgage servicing rights. Both core and tangible capital are further reduced by an amount equal to a savings institution's debt and equity investments in subsidiaries engaged in activities not permissible for national banks (other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies). Investments in and extensions of credit to such subsidiaries are required to be fully netted against tangible and core capital. At December 31, 2010, the Bank had no such investments.

Total capital equals the sum of Tier I (Core) capital and supplementary capital, to the extent that supplementary capital does not exceed Tier I (Core) capital. Supplementary capital includes, among other items, cumulative perpetual preferred stock, perpetual subordinated debt, mandatory convertible subordinated debt, other subordinated debt, intermediate-term preferred stock, the portion of allowance for loan losses not designated for specific loan losses (up to 1.25% of risk-weighted assets) and up to 45% of unrealized gains on available-for-sale equity securities. For purposes of determining total capital, a savings institution's assets are reduced by the amount of capital instruments held by other depository institutions pursuant to reciprocal arrangements and by the amount of the institution's equity investments.

A savings institution's risk based capital requirement is measured against risk-weighted assets, which equal the sum of each on-balance sheet asset and the credit-equivalent amount of each off-balance-sheet item after each is multiplied by an assigned risk weight. These risk weights range from 0% for cash to 100% for consumer or commercial loans, home equity loans, repossessed assets or assets that are more than 90 days past due.

In addition to requiring generally applicable capital standards for savings institutions, the OTS is authorized to establish the minimum level of capital for a savings institution at such amount or at such ratio of capital-to-assets as the OTS determines to be necessary or appropriate for such institution in light of the particular circumstances of the institution. Such circumstances would include a high degree of exposure to interest rate risk, concentration of credit risk and certain risks arising from non-traditional activity. The OTS may treat the failure of any savings institution to maintain capital at or above such level as an unsafe or unsound practice and may issue a directive requiring any savings institution which fails to maintain capital at or above the minimum level required by the OTS to submit and adhere to a plan for increasing capital.

As shown below, the Bank's regulatory capital exceeded all minimum regulatory capital requirements applicable to it as of December 31, 2010.

	Actual		Required For Capital Adequacy Purposes		Required To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
			(dollars in thousands)			
December 31, 2010						
Tangible (1)	$117,733	12.3%	$14,340	1.50%	N/A	N/A
Tier I capital (2)	117,733	15.6%	N/A	N/A	$45,342	6.00%
Core (1)	117,733	12.3%	38,240	4.00%	47,800	5.00%
Total (2)	127,175	16.8%	60,456	8.00%	75,570	10.00%
December 31, 2009						
Tangible (1)	$112,340	11.8%	$14,431	1.50%	N/A	N/A
Tier I capital (2)	112,340	14.4%	N/A	N/A	$46,579	6.00%
Core (1)	112,340	11.8%	38,483	4.00%	48,104	5.00%
Total (2)	122,032	15.7%	62,105	8.00%	77,632	10.00%

(1) To adjusted total assets.
(2) To risk weighted assets.

Enforcement. The OTS has primary enforcement responsibility over federal savings institutions and has the authority to bring enforcement action against the institution and all "institution-affiliated parties," including stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement actions by the OTS may range from issuance of a capital directive or cease and desist order, to removal of officers or directors of the institution and the appointment of a receiver or conservator. The FDIC also has the authority to terminate deposit insurance or recommend to the director of the OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the director of the OTS, the FDIC has authority to take action under specific circumstances.

Safety and Soundness Standards. Federal law requires each federal banking agency, including the OTS, to prescribe to certain standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines further provide that savings institutions should maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss, and should take into account factors such as comparable compensation practices at comparable institutions. If the OTS determines that a savings institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the guidelines. A savings institution must submit an acceptable compliance plan to the OTS within 30 days of receipt of a request for such a plan. Failure to submit or implement a compliance plan may subject the institution to regulatory sanctions.

Prompt Corrective Action. Under the prompt corrective action regulations, the OTS is required and authorized to take supervisory actions against undercapitalized savings associations. The leverage ratio, risk-based capital ratio and total risk-based capital ratio are used to determine an institution's capital classification. For this purpose, a savings association is placed into one of the following five categories dependent on their respective capital ratios:

- "well capitalized" (at least 5% leverage ratio, 6% Tier I risk-based capital ratio and 10% total risk-based capital ratio);
- "adequately capitalized" (at least 4% leverage ratio (or 3% if the savings association is assigned a composite rating of 1), 4% Tier I risk-based capital ratio and 8% total risk-based capital ratio);
- "undercapitalized" (less than 4% leverage ratio (or 3% if the savings association is assigned a composite rating of 1), 4% Tier I risk-based capital ratio or 8% total risk-based capital ratio);
- "significantly undercapitalized" (less than 3% leverage ratio, 3% Tier I risk-based capital ratio or 6% total risk-based capital ratio); and
- "critically undercapitalized" (less than 2% ratio of tangible equity to total assets).

Generally, the Federal Deposit Insurance Act requires the OTS to appoint a receiver or conservator for an institution within 90 days of that institution becoming "critically undercapitalized". The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date an institution receives notice that it is "undercapitalized", "significantly undercapitalized" or "critically undercapitalized". In addition, numerous mandatory supervisory actions become immediately applicable to the institution, including, but not limited to, restrictions on growth, investment activities, payment of dividends and other capital distributions, and affiliate transactions. The OTS may also take any one of a number of discretionary supervisory actions against the undercapitalized institutions, including the issuance of a capital directive and, in the case of an institution that fails to file a required capital restoration plan, the replacement of senior executive officers and directors.

As of December 31, 2010, the Bank met the capital requirements of a "well capitalized" institution under applicable OTS regulations.

Premiums for Deposit Insurance. The Bank's deposits are insured up to applicable limits by the DIF of the FDIC.

The FDIC regulations assess insurance premiums based on an institution's risk. Under this assessment system, the FDIC evaluates the risk of each financial institution based on its supervisory rating, financial ratios, and long-term debt issuer rating. In 2010, the assessment ranged from 7 to 77.5 basis points of an institution's deposits, depending on its risk category. On February 7, 2011, the FDIC issued final rules, effective April 1, 2011, implementing changes to the assessment rules as mandated by the Dodd-Frank Act. Initially, the base assessment rates will range from 2.5 to 45 basis points. The rate schedules will automatically adjust in the future as the DIF reaches certain milestones.

Federal law requires the FDIC to establish a deposit reserve ratio for the deposit fund of between 1.15% and 1.50% of estimated insured deposits. Due to several recent bank failures during the economic turmoil in 2008 and 2009, the current FDIC ratio fell below the statutory minimum of 1.15%. As required by law, the FDIC adopted an amended restoration plan in September of 2009 that would increase the deposit reserve ratio to the 1.15% threshold within eight years. The Dodd-Frank Act raises the statutory minimum to 1.35% and eliminates the maximum, which must be met by September 30, 2020, and in October 2010 the FDIC adopted a further amended restoration plan reflecting that goal.

In 2009, the FDIC undertook several measures in an effort to replenish the DIF. On February 27, 2009, the FDIC adopted a final rule modifying the risk-based assessment system and set new initial base assessment rates beginning April 1, 2009. Rates range from a minimum of 12 cents per $100 of domestic deposits for well-managed, well-capitalized institutions with the highest credit ratings, to 45 cents per $100 for those institutions posing the most risk to the DIF. Risk-based adjustments to the initial assessment rate may lower the rate to 7 cents per $100 of domestic deposits for well-managed, well-capitalized banks with the highest credit ratings or raise the rate to 77.5 cents per $100 for depository institutions posing the most risk to the DIF.

On May 22, 2009, the FDIC adopted a final rule imposing a 5 basis point special assessment on each insured depository institution's assets minus Tier 1 capital as of June 30, 2009. The amount of the special assessment for any institution was limited to 10 basis points times the institution's assessment base for the second quarter 2009, payable on September 30, 2009. On November 12, 2009, the FDIC amended its regulations to require insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012. For purposes of determining the prepayment, the FDIC used the institution's assessment rate in effect on September 30, 2009. The prepayment amount for the Bank was approximately $5,838,000.

Due to the recent economic conditions, deposit insurance per account owner temporarily had been raised to $250,000 for each type of account. The Dodd-Frank Act made that new limit permanent.

The FDIC is authorized to terminate a depository institution's deposit insurance upon a finding by the FDIC that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. The termination of deposit insurance for the Bank could have a material adverse effect on Bancorp's earnings, depending on the collective size of the particular institutions involved.

All FDIC-insured depository institutions must pay an annual assessment to provide funds for the payment of interest on bonds issued by the Financing Corporation, a federal corporation chartered under the authority of the Federal Housing Finance Board. The bonds, commonly referred to as Financing Corporation ("FICO") bonds, were issued to capitalize the Federal Savings and Loan Insurance Corporation. The average FICO assessment rate over the four quarters ended September 30, 2010 was 1.045 basis points (i.e. $0.01045 for every $100 of assessable deposits). The FICO assessments are adjusted quarterly to reflect changes in the assessment bases of the FDIC's insurance funds and do not vary depending on a depository institution's capitalization or supervisory evaluations.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses of the Bank.

Privacy. Federal banking rules limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. Pursuant to these rules, financial institutions must provide:

- initial and annual notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates; and
- a reasonable method for customers to "opt out" of disclosures to nonaffiliated third parties.

Since the GLBA's enactment, a number of states have implemented their own versions of privacy laws. The Bank has implemented its privacy policies in accordance with applicable law.

Loans-to-One Borrower Limitations. With certain limited exceptions, the maximum amount that a savings association or a national bank may lend on an unsecured basis to any borrower (including certain related entities of the borrower) may not exceed 15% of the unimpaired capital and surplus of the institution, plus an additional 10% of unimpaired capital and surplus for loans fully secured by readily marketable collateral. Savings associations are additionally authorized to make loans to one borrower, for any purpose, in an amount not to exceed $500,000 or, by order of the Director of the OTS, in an amount not to exceed the lesser of $30,000,000 or 30% of unimpaired capital and surplus to develop residential housing, provided:

- the purchase price of each single-family dwelling in the development does not exceed $500,000;
- the savings association is in compliance with its fully phased-in capital requirements;
- the loans comply with applicable loan-to-value requirements; and
- the aggregate amount of loans made under this authority does not exceed 150% of unimpaired capital and surplus.

At December 31, 2010, the Bank's loans-to-one-borrower limit was $17,660,000 based upon the 15% of unimpaired capital and surplus measurement. At December 31, 2010, the Bank's three largest loans were a $6,987,000 loan secured by an office building located in Annapolis, Maryland, a $6,315,000 loan secured by lots located in Severna Park, Maryland and a $5,700,000 loan secured by commercial residential property located in Norfolk, Virginia. [These loans were performing in accordance with their terms.]

Qualified Thrift Lender Test. Savings associations must meet a QTL test, which test may be met either by maintaining, on average, at least 65% of its portfolio assets in qualified thrift investments in at least nine of the most recent twelve month period, or meeting the definition of a "domestic building and loan association" as defined in the Code. "Portfolio Assets" generally means total assets of a savings institution, less the sum of (i) specified liquid assets up to 20% of total assets, (ii) goodwill and other intangible assets, and (iii) the value of property used in the conduct of the savings association's business. Qualified thrift investments are primarily residential mortgages and related investments, including certain mortgage-related securities. Associations that fail to meet the QTL test must either convert to a bank charter or operate under specified restrictions. As of December 31, 2010, the Bank was in compliance with its QTL requirement and met the definition of a domestic building and loan association.

Affiliate Transactions. Generally, transactions between a savings bank or its subsidiaries and its affiliates (i.e. companies that control the Bank or are under common control with the Bank) must be on terms as favorable to the Bank as comparable transactions with non-affiliates. In addition, certain of these transactions are restricted to a percentage of the Bank's capital and are subject to specific collateral requirements.

The Bank's authority to extend credit to executive officers, directors, trustees and 10% stockholders, as well as entities under such person's control, is currently governed by Section 22(g) and 22(h) of the Federal Reserve Act and Regulation O promulgated by the FRB. Among other things, these regulations generally require such loans to be made on terms substantially similar to those offered to unaffiliated individuals, place limits on the amounts of the loans the Bank may make to such persons based, in part, on the Bank's capital position, and require certain board of directors' approval procedures to be followed.

Capital Distribution Limitations. OTS regulations impose limitations upon all capital distributions by savings associations, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital.

The OTS regulations require a savings association to file an application for approval of a capital distribution if:

- the association is not eligible for expedited treatment of its filings with the OTS;

- the total amount of all of capital distributions, including the proposed capital distribution, for the applicable calendar year exceeds its net income for that year to date plus retained net income for the preceding two years;
- the association would not be at least adequately capitalized under the prompt corrective action regulations of the OTS following the distribution; or
- the proposed capital distribution would violate any applicable statute, regulation, or agreement between the savings association and the OTS, or the FDIC, or violate a condition imposed on the savings association in an OTS-approved application or notice.

In addition, a savings association must give the OTS notice of a capital distribution if the savings association is not required to file an application, but:

- would not be well capitalized under the prompt corrective action regulations of the OTS following the distribution;
- the proposed capital distribution would reduce the amount of or retire any part of the savings association's common or preferred stock or retire any part of debt instruments like notes or debentures included in capital, other than regular payments required under a debt instrument approved by the OTS; or
- the savings association is a subsidiary of a savings and loan holding company.

The OTS may prohibit a proposed capital distribution that would otherwise be permitted if the OTS determines that the distribution would constitute an unsafe or unsound practice. In addition, the Federal Deposit Insurance Act provides that an insured depository institution shall not make any capital distribution, if after making such distribution the institution would be undercapitalized.

Branching. Under OTS branching regulations, the Bank is generally authorized to open branches within or beyond the State of Maryland if the Bank (1) qualifies as a "domestic building and loan association" under the Code, which qualification requirements are similar to those for a Qualified Thrift Lender under the Home Owners' Loan Act, and (2) publishes public notice at least 30 days before opening a branch and no one opposes the branch. If a comment in opposition to a branch opening is filed and the OTS determines the comment to be relevant to the approval process standards, and to require action in response, the OTS may, among other things, require a branch application or elect to hold a meeting with the Bank and the person who submitted the comment. The OTS authority preempts any state law purporting to regulate branching by federal savings banks.

Community Reinvestment Act and the Fair Lending Laws. Savings associations have a responsibility under the Community Reinvestment Act and related regulations of the OTS to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on its activities and the denial of applications. In addition, an institution's failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in the OTS, other federal regulatory agencies as well as the Department of Justice taking enforcement actions. Based on an examination conducted March 23, 2009, the Bank received a satisfactory rating.

Federal Home Loan Bank System. The Bank is a member of the FHLB-Atlanta. Among other benefits, each FHLB serves as a reserve or central bank for its members within its assigned region. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the Board of Directors of the individual FHLB.

Under the capital plan of the FHLB-Atlanta as of December 31, 2010, the Bank was required to own at least $7,692,000 of the capital stock of the FHLB-Atlanta. As of such date, the Bank owned $7,692,000 of the capital stock of the FHLB-Atlanta and was in compliance with the capital plan requirements.

Federal Reserve System. The FRB requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW, and Super NOW checking accounts) and non-personal time deposits. At December 31, 2010, the Bank was in compliance with these requirements.

Activities of Subsidiaries. A savings association seeking to establish a new subsidiary, acquire control of an existing company or conduct a new activity through a subsidiary must provide 30 days prior notice to the FDIC and the OTS and conduct any activities of the subsidiary in compliance with regulations and orders of the OTS. The OTS has the power to require a savings association to divest any subsidiary or terminate any activity conducted by a subsidiary that the OTS determines to pose a serious threat to the financial safety, soundness or stability of the savings association or to be otherwise inconsistent with sound banking practices.

Tying Arrangements. Federal savings associations are prohibited, subject to some exceptions, from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Item 1A. Risk Factors

Unless the context indicates otherwise, all references to "we," "us," "our" in this subsection "Risk Factors" refer to Bancorp and its subsidiaries. You should carefully consider the risks and uncertainties described below as well as elsewhere in this Annual Report on Form 10-K. If any of the risks or uncertainties actually occurs, our business, financial condition or results of future operations could be materially adversely affected. The risks and uncertainties described in this Form 10-K are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this Annual Report on Form 10-K.

We may be adversely affected by changes in economic and political conditions and by governmental monetary and fiscal policies.

The thrift industry is affected, directly and indirectly, by local, domestic, and international economic and political conditions, and by governmental monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, real estate values, international conflicts and other factors beyond our control may adversely affect our potential profitability. Any future rises in interest rates, while increasing the income yield on our earning assets, may adversely affect loan demand and the cost of funds and, consequently, our profitability. Any future decreases in interest rates may adversely affect our profitability because such decreases may reduce the amounts that we may earn on our assets. Economic downturns have resulted and may continue to result in the delinquency of outstanding loans. We do not expect any one particular factor to materially affect our results of operations. However, downtrends in several areas, including real estate, construction and consumer spending, have had and may continue to have a material adverse impact on our ability to remain profitable. Further, there can be no assurance that the asset values of the loans included in our loan portfolio, the value of properties and other collateral securing such loans, or the value of foreclosed real estate will remain at current levels.

The changing economic environment poses significant challenges for Bancorp.

Negative developments in the financial services industry from 2008 into 2010 have resulted in uncertainty in the financial markets in general and a related general economic downturn globally. While we are beginning to experience modest improvement in performance, we may experience similar negative conditions in 2011. In addition, as a consequence of the United States recession, business activity across a wide range of industries face serious difficulties due to the decline in the housing market and lack of consumer spending. Unemployment continues to be higher than historical averages.

As a result of these financial economic crises, many lending institutions, including us, have experienced declines in the performance of their loans, including construction, land and residential building lots, multi-family, commercial and consumer loans. Moreover, competition among depository institutions for deposits and quality loans has increased significantly while the significant decline in economic growth has led to a slowdown in banking related activities. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry.

As a result, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal or informal enforcement actions or orders. The impact of new legislation in response to those developments may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance or our stock price.

We are operating in a challenging economic environment, including generally uncertain national and local market conditions. Negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provision for credit losses. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses and other factors, could have adverse effects on our borrowers, which could adversely affect our financial condition and results of operations. For instance, because payments on loans secured by commercial real estate properties are often dependent upon the successful operation of management of the properties, repayment of these loans are subject to adverse conditions in the economy. As consumer spending decreases, businesses located in commercial real estate property may close, reducing the rental income of the Bank's borrower. The reduction in rental income may result in the borrower being unable to make payments on the loan. The deterioration in economic conditions could drive losses beyond that which is provided for in our allowance for loan losses and could result in the following:

- an increase in loan delinquencies, problem assets and foreclosures;
- a decline in demand for our products and services;
- a decrease in low cost or non-interest-bearing deposits; and
- a decline in the value of the collateral for our loans, which in turn may reduce customers' borrowing capacities, and reduce the value of assets and collateral supporting our existing loans.

During the past year, we continue to experience higher than normal levels of non-performing loans. No assurance can be given that these conditions will improve in the near term or will not worsen. Moreover, such conditions may result in a further increase in loan delinquencies, causing a decrease in our interest income, and may continue to have an adverse impact on our loan loss experience, possibly requiring us to add to our allowance for loan losses. Until conditions improve, we expect our business, financial condition and results of operations to be adversely affected.

Changes in interest rates could adversely affect our financial condition and results of operations.

The operations of financial institutions, such as ours, are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Our net interest income is significantly affected by market rates of interest that in turn are affected by prevailing economic conditions, fiscal and monetary policies of the federal government and the policies of various regulatory agencies. Like all financial institutions, our balance sheet is affected by fluctuations in interest rates. Volatility in interest rates can also result in disintermediation, which is the flow of funds away from financial institutions into direct investments, such as U.S. Government bonds, corporate securities and other investment vehicles, including mutual funds, which, because of the absence of federal insurance premiums and reserve requirements, generally pay higher rates of return than those offered by financial institutions such as ours.

We expect to experience continual competition for deposit accounts which may make it difficult to reduce the interest paid on some deposits.



We believe that, in the current market environment, we have adequate policies and procedures for maintaining a conservative interest rate sensitive position. However, there is no assurance that this condition will continue. A sharp movement up or down in deposit rates, loan rates, investment fund rates and other interest-sensitive instruments on our balance sheet could have a significant, adverse impact on our net interest income and operating results.

Most of our loans are secured by real estate located in our market area. If there is a continuing downturn in the real estate market, additional borrowers may default on their loans and we may not be able to fully recover our loans.

A continuing downturn in the real estate market could adversely affect our business because most of our loans are secured by real estate. Substantially all of our real estate collateral is located in the states of Maryland, Virginia and Delaware. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature.

In addition to the risks generally present with respect to mortgage lending activities, our operations are affected by other factors affecting our borrowers, including:

- the ability of our mortgagors to make mortgage payments,
- the ability of our borrowers to attract and retain buyers or tenants, which may in turn be affected by local conditions such as an oversupply of space or a reduction in demand for rental space in the area, the attractiveness of properties to buyers and tenants, and competition from other available space, or by the ability of the owner to pay leasing commissions, provide adequate maintenance and insurance, pay tenant improvements costs and make other tenant concessions,
- interest rate levels and the availability of credit to refinance loans at or prior to maturity, and
- increased operating costs, including energy costs, real estate taxes and costs of compliance with environmental controls and regulations.

As of December 31, 2010, approximately 98% of the book value of our loan portfolio consisted of loans collateralized by various types of real estate. If real estate prices decline, the value of real estate collateral securing our loans will be reduced. Our ability to recover defaulted loans by foreclosing and selling the real estate collateral would then be diminished, and we would be more likely to incur financial losses on defaulted loans.

In addition, approximately 49% of the book value of our loans consisted of construction, land acquisition and development loans, commercial real estate loans and land loans, which present additional risks described in "Item 1. Business - Construction Loans" of this Form 10-K.

Our loan portfolio exhibits a high degree of risk.

We have a significant amount of nonresidential loans, as well as construction and land loans granted on a speculative basis. Although permanent single-family, owner-occupied loans represent the largest single component of assets and currently impaired loans, a significant level of nonresidential loans, construction loans, and land loans, results in an above-average risk exposure. Our monitoring of higher risk loans may be inadequate and the internal asset review function may be inadequate in view of current real estate market weaknesses.

At December 31, 2010 and December 31, 2009, our nonperforming loans (those loans 90 or more days in arrears) equaled $46.2 million and $60.8 million, respectively. There were 92 residential loans in non-accrual status totaling $43.5 million, eight commercial loans in non-accrual status totaling $2.6 million, and two consumer loans at December 31, 2010 compared to 121 residential loans in non-accrual status totaling $55.5 million and eleven commercial loans in non-accrual status totaling $5.3 million at December 31, 2009. For the year ended December 31, 2010, there were $10.7 million of loan charge-offs. At December 31, 2010, the total allowance for loan losses was $29.9 million, which was 3.82% of total net loans, compared with $34.7 million, which was 4.24% of total net loans, as of December 31, 2009.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our operations are located in Anne Arundel County, Maryland, which makes our business highly susceptible to local economic conditions. An economic downturn or recession in this area may adversely affect our ability to operate profitably.

Unlike larger banking organizations that are geographically diversified, our operations are concentrated in Anne Arundel County, Maryland. In addition, nearly all of our loans have been made to borrowers in the states of Maryland, Virginia and Delaware. As a result of this geographic concentration, our financial results depend largely upon economic conditions in our market area. A deterioration or recession in economic conditions in this market could result in one or more of the following:

- a decrease in deposits;
- an increase in loan delinquencies;
- an increase in problem assets and foreclosures;
- a decrease in the demand for our products and services; and
- a decrease in the value of collateral for loans, especially real estate, and reduction in customers' borrowing capacities.

Any of the foregoing factors may adversely affect our ability to operate profitably.

Failure to comply with OTS Supervisory Agreements could adversely affect our business, financial condition and operating results.

On November 23, 2009, we and the Bank each entered into a supervisory agreement with the OTS, which agreements primarily addressed issues identified in the OTS' reports of examination of our and the Bank's operations and financial condition conducted in 2009. Although we and the Bank each intend to take such actions as may be necessary to enable us to comply with our respective requirements, there can be no assurance that we will be able to comply fully with the provisions of the Supervisory Agreements, or to do so within the timeframes required. Moreover, there can be no assurance that compliance with such requirements will not be more time consuming or more expensive than anticipated, or that efforts to comply with such requirements will not have adverse effects on the operations and financial condition of us or the Bank. Failure to comply with the Supervisory Agreements, or other supervisory directives, could subject us to significant civil monetary penalties, orders to cease and desist or other regulatory or enforcement actions. Accordingly, any material failure to comply with the Supervisory Agreements could have a material adverse effect on our business, financial condition and operating results.

We are subject to federal and state regulation and the monetary policies of the FRB. Such regulation and policies can have a material adverse effect on our earnings and prospects.

Our operations are heavily regulated and will be affected by present and future legislation and by the policies established from time to time by various federal and state regulatory authorities. In particular, the monetary policies of the FRB have had a significant effect on the operating results of banks in the past, and are expected to continue to do so in the future. Among the instruments of monetary policy used by the FRB to implement its objectives are changes in the discount rate charged on bank borrowings and changes in the reserve requirements on bank deposits. It is not possible to predict what changes, if any, will be made to the monetary polices of the FRB or to existing federal and state legislation or the effect that such changes may have on our future business and earnings prospects.

If the Bank becomes "undercapitalized" as determined under the "prompt corrective action" initiatives of the federal bank regulators, such regulatory authorities will have the authority to require the Bank to, among other things, alter, reduce or terminate any activity that the regulator determines poses an excessive risk to the Bank. The Bank could further be directed to take any other action that the regulatory agency determines will better carry out the purpose of prompt corrective action. The Bank could be subject to these prompt corrective action restrictions if federal regulators determine that the Bank is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. Some or all of the foregoing actions and restrictions could have a material adverse effect on our operations.

Recently enacted regulatory reform may have a material impact on our operations.

On July 21, 2010, the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Dodd-Frank Act restructures the regulation of depository institutions. Under the Dodd-Frank Act, the Office of Thrift Supervision will be merged into the Office of the Comptroller of the Currency, which regulates national banks. Savings and loan holding companies will be regulated by the Federal Reserve Board. Also, included is the creation of a new federal agency to administer consumer protection and fair lending laws, a function that is now performed by the depository institution regulators. The federal preemption of state laws currently accorded federally charted depository institutions will be reduced as well. The Dodd-Frank Act also will impose consolidated capital requirements on savings and loan holding companies effective in five years, which will limit our ability to borrow at the holding company and invest the proceeds from such borrowings as capital in the Bank that could be leveraged to support additional growth. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on operations, particularly through increased regulatory burden and compliance costs.

We have established an allowance for loan losses based on our management's estimates. Actual losses could differ significantly from those estimates. If the allowance is not adequate, it could have a material adverse effect on our earnings and the price of our common stock.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, that represents management's best estimate of probable incurred losses within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management's continuing evaluation of specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions; industry concentrations and other unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and judgment and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. Increases in nonperforming loans have a significant impact on our allowance for loan losses. Generally, our non-performing loans and assets reflect operating difficulties of individual borrowers resulting from weakness in the economy of our market area. While Bancorp is experiencing better performance results from those experienced in 2009 and 2008, loan delinquencies remain higher than usual, particularly with respect to construction, land and residential building lots, multi-family, commercial and consumer loans.

In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. If charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Furthermore, growth in the loan portfolio would generally lead to an increase in the provision for loan losses.

Any increases in the allowance for loan losses will result in a decrease in net income and capital, and may have a material adverse effect on our financial condition, results of operations and cash flows.

We compete with a number of local, regional and national financial institutions for customers.

We face strong competition from savings and loan associations, banks, and other financial institutions that have branch offices or otherwise operate in our market area, as well as many other companies now offering a range of financial services. Many of these competitors have substantially greater financial resources and larger branch systems than us. In addition, many of our competitors have higher legal lending limits than us. Particularly intense competition exists for sources of funds including savings and retail time deposits as well as for loans and other services offered by us. In addition, over the last several years, the banking industry has undergone substantial consolidation, and this trend is expected to continue. Significant ongoing consolidation in the banking industry may result in one or more large competitors emerging in our primary target market. The financial resources, human capital and expertise of one or more large institutions could threaten our ability to maintain our competitiveness.

During the past several years, significant legislative attention has been focused on the regulation and deregulation of the financial services industry. Non-bank financial institutions, such as securities brokerage firms, insurance companies and mutual funds, have been permitted to engage in activities that compete directly with traditional bank business. Competition with various financial institutions could hinder our ability to maintain profitable operations and grow our business.

We face intense competitive pressure on customer pricing, which may materially and adversely affect revenues and profitability.

We generate net interest income, and charge our customers fees, based on prevailing market conditions for deposits, loans and other financial services. In order to increase deposit, loan and other service volumes, enter new market segments and expand our base of customers and the size of individual relationships, we must provide competitive pricing for such products and services. In order to stay competitive, we have had to intensify our efforts around attractively pricing our products and services. To the extent that we must continue to adjust our pricing to stay competitive, we will need to grow our volumes and balances in order to offset the effects of declining net interest income and fee-based margins. Increased pricing pressure also enhances the importance of cost containment and productivity initiatives, and we may not succeed in these efforts.

Our brand, reputation and relationship with our customers are key assets of our business and may be affected by how we are perceived in the marketplace.

Our brand and its attributes are key assets of our business. The ability to attract and retain customers to Bancorp's products and services is highly dependent upon the external perceptions of us and the industry in which we operate. Our business may be affected by actions taken by competitors, customers, third party providers, employees, regulators, suppliers or others that impact the perception of the brand, such as creditor practices that may be viewed as "predatory," customer service quality issues, and employee relations issues. Adverse developments with respect to our industry may also, by association, impair our reputation, or result in greater regulatory or legislative scrutiny.

If our information systems or those of our third party providers experience an interruption or breach in security, our revenues and operating results and the perception of our brand could be materially and adversely affected.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. In addition, we operate a number of money transfer and related electronic, check and other payment connections that are vulnerable to individuals engaging in fraudulent activities that seek to compromise payments and related financial systems illegally. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations. We depend on third-party providers for many of our systems and if these providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources of such services, and we cannot assure you that we would be able to negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all.

We continually encounter technological change, and, if we are unable to develop and implement efficient and customer friendly technology, we could lose business.

The financial services industry is continually undergoing rapid technological change, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to achieve additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Our success depends on our senior management team, and if we are not able to retain our senior management team, it could have a material adverse effect on us.

We are highly dependent upon the continued services and experience of our senior management team, including Alan J. Hyatt, our Chairman, President and Chief Executive Officer. We depend on the services of Mr. Hyatt and the other members of our senior management team to, among other things, continue the development and implementation of our strategies, and maintain and develop our customer relationships. We do not have an employment agreement with members of our senior management, nor do we maintain "key-man" life insurance on our senior management. If we are unable to retain Mr. Hyatt and other members of our senior management team, our business could be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, we may be unable to accurately report our financial results and comply with the reporting requirements under the Securities Exchange Act of 1934. As a result, current and potential stockholders may lose confidence in our financial reporting and disclosure required under the Securities Exchange Act of 1934, which could adversely affect our business and could subject us to regulatory scrutiny.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, referred to as Section 404, we are required to include in our Annual Reports on Form 10-K, our management's report on internal control over financial reporting. We are currently not required to include an opinion of our independent registered public accounting firm as to our internal controls because we are a "smaller reporting company" under SEC rules and, therefore, stockholders do not have the benefit of such an independent review of our internal controls. While we have reported no "material weaknesses" in the Form 10-K for the fiscal year ended December 31, 2010, we cannot guarantee that we will not have any "material weaknesses" in the future. Compliance with the requirements of Section 404 is expensive and time-consuming. If, in the future, we fail to complete this evaluation in a timely manner, or, if required, our independent registered public accounting firm cannot timely attest to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting. In addition, any failure to maintain an effective system of disclosure controls and procedures could cause our current and potential stockholders and customers to lose confidence in our financial reporting and disclosure required under the Securities Exchange Act of 1934, which could adversely affect our business.

Terrorist attacks and threats or actual war may impact all aspects of our operations, revenues, costs and stock price in unpredictable ways.

Terrorist attacks in the United States and abroad, as well as future events occurring in response to or in connection with them, including, without limitation, future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies or military or trade disruptions, may impact our operations. Any of these events could cause consumer confidence and savings to decrease or could result in increased volatility in the United States and worldwide financial markets and economy. Any of these occurrences could have an adverse impact on our operating results, revenues and costs and may result in the volatility of the market price for our common stock and on the future price of our common stock.

There can be no assurance that we will pay dividends in the future.

The supervisory agreements with the OTS require, among other things, that Bancorp and the Bank obtain prior OTS approval before any dividends or capital distributions can be made and that Bancorp obtain prior OTS approval before purchasing or redeeming shares of its stock. In addition, Bancorp suspended its common stock dividend in the fourth quarter of 2009 to preserve its capital. Although we expect to be able to resume our policy of quarterly dividend payments, this dividend policy will be reviewed in light of future earnings, OTS restrictions and other considerations. No assurance can be given, therefore, that cash dividends on our common stock will be paid in the future.

Our Series A preferred stock, Series B preferred stock and 2035 Debentures contain restrictions on our ability to declare and pay dividends on, or repurchase, our common stock.

Our ability to declare dividends on our common stock is limited by the terms of our Series A preferred stock and Series B preferred stock. We may not declare or pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, or make any guarantee payment with respect to our common stock in any quarter until the dividend on the Series A Preferred Stock has been declared and paid for such quarter, subject to certain minor exceptions. Additionally, prior to November 21, 2011, unless we have redeemed the Series B preferred stock or the Treasury Department has transferred the Series B preferred stock to a third party, we may not, without the consent of the Treasury (1) declare or pay any dividend or make any distribution on our common stock (other than regular quarterly cash dividends of not more than $0.06 per share) or (2) redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Letter Agreement with the Treasury Department.

Additionally, under the terms of our 2035 Debentures, if (i) there has occurred and is continuing an event of default, (ii) we are in default with respect to payment of any obligations under the related guarantee or (iii) we have given notice of our election to defer payments of interest on the 2035 Debentures by extending the interest distribution period as provided in the indenture governing the 2035 Debentures and such period, or any extension thereof, has commenced and is continuing, then we may not, among other things, declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock, including our common stock.

An investment in our securities is not insured against loss.

Investments in our common stock, are not deposits insured against loss by the FDIC or any other entity. As a result, an investor may lose some or all of his, her or its investment.

Conversion of our Series A preferred stock or exercise of the warrant issued to the Treasury Department will dilute the ownership interest of existing stockholders.

In private placements conducted in November 2008, we issued Series A preferred stock convertible into 437,500 shares of our common stock, subject to adjustment, and a warrant to purchase 556,976 shares of our common stock, subject to adjustment. The conversion of some or all of the Series A preferred stock or the exercise of the warrant will dilute the ownership interest of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion or exercise could adversely affect prevailing market prices of our common stock. In addition, the existence of the Series A preferred stock or warrant may encourage short selling by market participants because the conversion of the Series A preferred stock or exercise of the warrant could depress the price of our common stock.

"Anti-takeover" provisions will make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to our equity holders.

Our charter presently contains certain provisions that may be deemed to be "anti-takeover" and "anti-greenmail" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of us by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. For example, currently, our charter provides that our Board of Directors may amend the charter, without stockholder approval, to increase or decrease the aggregate number of shares of our stock or the number of shares of any class that we have authority to issue. In addition, our charter provides for a classified Board, with each Board member serving a staggered three-year term. Directors may be removed only for cause and only with the approval of the holders of at least 75 percent of our common stock. The overall effects of the "anti-takeover" and "anti-greenmail" provisions may be to discourage, make more costly or more difficult, or prevent a future takeover offer, prevent stockholders from receiving a premium for their securities in a takeover offer, and enhance the possibility that a future bidder for control of us will be required to act through arms-length negotiation with our Board of Directors. These provisions may also have the effect of perpetuating incumbent management.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

HS constructed a building in Annapolis, Maryland that serves as Bancorp's and the Bank's administrative headquarters. A branch office of the Bank is also included in the building. Bancorp and the Bank lease their executive and administrative offices from HS. In addition, HS leases space to four unrelated companies and to a law firm in which the President of Bancorp and the Bank is a partner.

Bancorp has four retail branch locations in Anne Arundel County, Maryland, of which it owns three and leases the fourth from a third party. The lease expired July 2010, with the option to renew the lease for two additional five year terms. The Bank is in the process of exercising the lease option. In addition, the Bank leases office space in Annapolis, Maryland from a third party. The lease expires January 2016, with the option to renew the lease for one additional five year term.

Item 3. Legal Proceedings

There are no material pending legal proceedings to which Bancorp, the Bank or any subsidiary is a party or to which any of their property is subject.

Item 4. (Removed and Reserved)

Item 4.1. Executive Officers of the Registrant that are not Directors

Thomas G. Bevivino, age 55, joined Bancorp in August 2004 as Controller, and has served as the Chief Financial Officer since July 1, 2005. He serves in the same capacity for the Bank. Mr. Bevivino was a financial consultant from 2002 until 2004, and served as Chief Financial Officer of Luminant Worldwide Corporation from 1999 until 2002.

Phillip V. Jones, Jr., age 59, joined Bancorp in July 2009 as Executive Vice President and Chief Operating Officer. Effective January 1, 2011, Mr. Jones shifted his role from Chief Operating Officer to Chief Relationship Officer. He will serve in the same capacity for the Bank. Mr. Jones served as Executive Vice President, National Commercial Real Estate for Sovereign Bank from 2003 to May 2009.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of Bancorp is traded on the Nasdaq Capital Market under the symbol "SVBI". As of March 9, 2011, there were 1,391 stockholders of record of Bancorp's common stock.

Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, serves as the Transfer Agent and Registrar for Bancorp.

The following table sets forth the high and low sales prices per share of Bancorp's common stock for the periods indicated, as reported on the Nasdaq Capital Market:

Quarterly Stock Information

	2010				**2009**		
	Stock Price Range		Per Share		Stock Price Range		Per Share
Quarter	Low	High	Dividend	Quarter	Low	High	Dividend
1st	$2.20	$4.37	$-	1st	$2.83	$5.00	$.030
2nd	3.75	6.57	-	2nd	2.63	4.75	.030
3rd	3.10	5.36	-	3rd	2.10	3.94	.030
4th	2.80	3.98	-	4th	1.55	3.50	-

Dividend Policy

In November 2009, Bancorp and the Bank entered into supervisory agreements with the OTS, which require, among other things, that Bancorp and the Bank obtain prior OTS approval before any dividends or capital distributions can be made and that Bancorp obtain prior OTS approval before purchasing or redeeming shares of its stock. OTS regulations further limit the payment of dividends and other capital distributions by the Board.

Bancorp's main source of income is dividends from the Bank. As a result, Bancorp's dividends to its common shareholders will depend primarily upon OTS approval and receipt of dividends from the Bank.

Bancorp suspended its common stock dividend in the fourth quarter of 2009 to preserve its capital.

Bancorp's ability to declare a dividend on its common stock is also limited by the terms of Bancorp's Series A preferred stock and Series B preferred stock. Bancorp may not declare or pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, or make any guarantee payment with respect to its common stock in any quarter until the dividend on the Series A preferred stock has been declared and paid for such quarter, subject to certain minor exceptions. Additionally, prior to November 21, 2011, unless Bancorp has redeemed the Series B preferred stock or the Treasury Department has transferred the Series B preferred stock to a third party, Bancorp may not, without the consent of the Treasury (1) declare or pay any dividend or make any distribution on its common stock (other than regular quarterly cash dividends of not more than $0.06 per share) or (2) redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Letter Agreement with the Treasury Department.

Additionally, under the terms of Bancorp's 2035 Debentures, if (i) there has occurred and is continuing an event of default, (ii) Bancorp is in default with respect to payment of any obligations under the related guarantee or (iii) Bancorp has given notice of its election to defer payments of interest on the 2035 Debentures by extending the interest distribution period as provided in the indenture governing the 2035 Debentures and such period, or any extension thereof, has commenced and is continuing, then Bancorp may not, among other things, declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock, including common stock.

Item 6. Selected Financial Data

For information concerning quarterly financial data for Bancorp, see Note 18 to the consolidated financial statements.

The following financial information is derived from the audited financial statements of Bancorp. The information is a summary and should be read in conjunction with Bancorp's audited financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Summary Financial and Other Data

	At December 31,				
	2010	2009	2008	2007	2006
	(dollars in thousands, except per share information)				
Balance Sheet Data					
Total assets	$ 962,543	$ 967,788	$ 987,651	$ 962,234	$ 911,916
Total loans, net	778,937	814,234	896,459	893,014	835,477
Investment securities held to maturity	27,311	8,031	1,345	2,383	7,271
Non-performing loans	46,164	60,808	54,795	7,700	5,927
Total non-performing assets	67,119	82,382	61,112	10,693	6,897
Deposits	714,776	710,329	683,866	652,773	626,524
Short-term borrowings	-	-	-	15,000	18,000
Long-term debt	115,000	125,000	153,000	175,000	155,000
Total liabilities	856,443	861,557	863,984	866,958	825,474
Stockholders' equity	106,100	106,231	123,667	95,276	86,442
Book value per common share *	$7.89	$7.91	$9.64	$9.46	$8.59
Common shares outstanding *	10,066,679	10,066,679	10,066,679	10,066,679	10,065,935
Other Data:					
Number of:					
Full service retail banking facilities	4	4	4	4	3
Full-time equivalent employees	116	118	106	118	121

* Retroactively adjusted to reflect a 10% stock dividend declared February 20, 2007 and a 10% stock dividend declared February 21, 2006.

Summary of Operations

	For the Year Ended December 31,				
	2010	2009	2008	2007	2006
	(dollars in thousands, except per share information)				
Interest income	$49,533	$52,658	$62,472	$71,814	$70,175
Interest expense	19,329	26,051	33,503	38,176	32,060
Net interest income	30,204	26,607	28,969	33,638	38,115
Provision for loan losses	5,744	31,402	7,481	2,462	1,561
Net interest income (loss) after provision for loan losses	24,460	(4,795)	21,488	31,176	36,554
Non-interest income	2,745	2,501	2,791	4,336	3,867
Non-interest expense	25,008	22,862	17,293	16,492	14,065
Income (loss) before income tax provision (benefit)	2,197	(25,156)	6,986	19,020	26,356
Provision for income taxes (benefit)	1,040	(9,928)	2,873	7,909	10,608
Net income (loss)	$1,157	$(15,228)	$4,113	$11,111	$15,748
Per Share Data:					
Basic earnings (loss) per share *	$(0.06)	$(1.68)	$0.39	$1.10	$1.56
Diluted earnings (loss) per share *	$(0.06)	$(1.68)	$0.39	$1.10	$1.56
Cash dividends declared per share*	$-	$.09	$.24	$.24	$.22
Weighted number of shares outstanding basic *	10,066,679	10,066,679	10,066,679	10,066,283	10,065,289
Weighted number of shares outstanding diluted *	10,066,679	10,066,679	10,066,679	10,066,283	10,069,056

* Retroactively adjusted to reflect a 10% stock dividend declared February 20, 2007 and a 10% stock dividend declared February 21, 2006.

Key Operating Ratios

	For the Year Ended December 31,				
	2010	2009	2008	2007	2006
Performance Ratios:					
Return on average assets	0.12%	(1.54%)	0.43%	1.19%	1.77%
Return on average equity	1.12%	(13.13%)	4.03%	12.09%	19.59%
Dividend payout ratio	-%	(5.36%)	61.54%	21.82%	13.95%
Net interest margin	3.40%	2.90%	3.16%	3.81%	4.50%
Interest rate spread	3.36%	2.64%	2.81%	3.45%	4.20%
Non-interest expense to average assets	2.56%	2.32%	1.79%	1.76%	1.58%
Efficiency ratio*	59.15%	61.77%	51.64%	42.82%	33.50%
Asset Quality Ratios:					
Average equity to average assets	10.59%	11.76%	10.55%	9.82%	9.02%
Nonperforming assets to total assets at end of period	6.97%	8.51%	6.19%	1.11%	0.76%
Nonperforming loans to total gross loans at end of period	5.50%	6.71%	5.63%	0.78%	0.62%
Allowance for loan losses to net loans at end of period	3.82%	4.24%	1.65%	1.21%	1.08%
Allowance for loan losses to nonperforming loans at end of period	64.71%	57.05%	27.03%	140.01%	152.29%

* The efficiency ratio is general and administrative expenses as a percentage of net interest income plus non-interest income.

Average Balance Sheet

The following table contains for the periods indicated information regarding the total dollar amounts of interest income from interest-earning assets and the resulting average yields, the total dollar amount of interest expense on interest-bearing liabilities and the resulting average costs, net interest income, and the net yield on interest-earning assets.

	Year Ended December 31,								
	2010			2009			2008		
	Average Volume	Interest	Yield/Cost	Average Volume	Interest	Yield/Cost	Average Volume	Interest	Yield/Cost
				(dollars in thousands)					
ASSETS									
Loans (1)	$823,410	$49,154	5.97%	$878,191	$52,520	5.98%	$893,030	$61,703	6.91%
Investments (2)	16,422	223	1.36%	3,416	41	1.20%	-	-	-
Mortgage-backed securities	1,022	22	2.15%	1,247	63	5.05%	1,363	74	5.43%
Other interest-earning assets (3)	46,383	134	0.29%	35,270	34	0.10%	23,063	695	3.01%
Total interest-earning assets	887,237	49,533	5.58%	918,124	52,658	5.74%	917,456	62,472	6.81%
Non-interest earning assets	90,240			68,370			49,959		
Total Assets	$977,477			$986,494			$967,415		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Savings and checking deposits	$288,263	3,930	1.36%	$196,671	3,899	1.98%	$119,159	2,018	1.69%
Certificates of deposits	434,144	9,805	2.26%	503,447	15,883	3.15%	552,689	23,932	4.33%
Borrowings	147,311	5,594	3.80%	140,639	6,269	4.46%	166,250	7,553	4.54%
Total interest-bearing liabilities	869,718	19,329	2.22%	840,757	26,051	3.10%	838,098	33,503	4.00%
Non-interest bearing liabilities	4,246			29,753			27,234		
Stockholders' equity	103,513			115,984			102,083		
Total liabilities and stockholders' equity	$977,477			$986,494			$967,415		
Net interest income and Interest rate spread		$30,204	3.36%		$26,607	2.64%		$28,969	2.81%
Net interest margin			3.40%			2.90%			3.16%
Average interest-earning assets to average interest-bearing liabilities			102.01%			109.20%			109.47%

(1) Non-accrual loans are included in the average balances and in the computation of yields.

(2) Bancorp does not have any tax-exempt investment securities.

(3) Other interest earning assets include interest bearing deposits in other banks, federal funds, and FHLB stock investments.

Rate Volume Table

	Year ended December 31, 2010 vs. Year ended December 31, 2009			Year ended December 31, 2009 vs. Year ended December 31, 2008		
	Total	Changes Due to		Total	Changes Due to	
	Change	Volume (1)	Rate (1)	Change	Volume (1)	Rate (1)
	(dollars in thousands)					
Interest-earning assets						
Loans	$(3,366)	$(3,276)	$(90)	$(9,183)	$(1,025)	$(8,158)
Investments	182	156	26	41	41	-
Mortgage-backed securities	(41)	(11)	(30)	(11)	(6)	(5)
Other interest-earning assets	100	11	89	(661)	368	(1,029)
Total interest income	(3,125)	(3,120)	(5)	(9,814)	(622)	(9,192)
Interest-bearing liabilities						
Savings and checking deposits	31	1,816	(1,785)	1,881	1,313	568
Certificates of deposits	(6,078)	(2,186)	(3,892)	(8,049)	(2,132)	(5,917)
Borrowings	(675)	297	(972)	(1,284)	(1,164)	(120)
Total interest expense	(6,722)	(73)	(6,649)	(7,452)	(1,983)	(5,469)
Net change in net interest income	$3,597	$(3,047)	$6,644	$(2,362)	$1,361	$(3,723)

(1) Changes in interest income/expense not arising from volume or rate variances are allocated proportionately to rate and volume.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Bancorp provides a wide range of personal and commercial banking services. Personal services include various lending services as well as deposit products such as checking accounts, individual retirement accounts, money market accounts, and savings and time deposit accounts. Commercial services include commercial secured and unsecured lending services as well as business internet banking, corporate cash management services and deposit services. Bancorp also provides ATMs, debit cards, internet banking including on-line bill pay, mortgage lending, safe deposit boxes, and telephone banking, among other products and services.

Bancorp has experienced improved earnings from those experienced during the second half of 2008 and all of 2009 as it continues to see some improvement in the national and local economic environment. Management believes that Bancorp's 2010 results, while significantly better than 2009, does not mean that it will not continue to experience the challenges it and many other financial institutions faced in 2008 and 2009 as a result of the economic recession. Those challenges, including increased loan delinquencies and a decrease in the demand for certain loan products including construction, development, and land acquisition loans, continue to show signs of improvement from 2008 and 2009. However, continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the recession, including job losses and other factors, have continued to affect Bancorp's borrowers. Management believes that this economic deterioration has stabilized somewhat in 2010 which has resulted in stabilization in loan delinquencies and impaired loans from 2009 levels. While the interest rate spread between Bancorp's cost of funds and what it earns on loans has increased from 2009 levels, competition for new loans and deposits remains strong. The increase in interest rate spread was caused in part by decreases in non-accrual loans in which interest income was not recorded, and to decreases in interest rates paid on deposits and other borrowings outpacing the decreases in interest earned on loans.

Bancorp's total loan portfolio has decreased from 2009 and Bancorp has experienced a modest decrease in loan delinquencies, which resulted in the allowance for loan losses to decrease from 2009. Bancorp has seen an increase in foreclosed real estate expenses as a result of more loans going to foreclosure. The increase in net interest income was partially offset by higher foreclosed real estate expenses.

Bancorp expects to experience continued improvement in market conditions in 2011, as the effects of the recession continue to improve and as the employment environment in its market improves. However, if interest rates increase, demand for borrowing may remain low and Bancorp's interest rate spread could decrease. The Bancorp will continue to manage loan and deposit pricing against the risks of rising costs of its deposits and borrowings. Interest rates are outside the control of Bancorp, so it must attempt to balance its pricing and duration of its loan portfolio against the risks of rising costs of its deposits and borrowings.

The continued success and attraction of Anne Arundel County, Maryland, and vicinity, will also be important to Bancorp's ability to originate and grow its mortgage loans and deposits, as will Bancorp's continued focus on maintaining a low overhead.

If the volatility in the market and the economy continues or worsens, our business, financial condition, results of operations, access to funds and the price of our stock could be materially and adversely impacted.

On November 23, 2009, Bancorp and the Bank each entered into a supervisory agreement with the OTS which primarily addressed the issues identified in the OTS' reports of examination of Bancorp's and the Bank's operations and financial condition in 2009. See "Item 1. Business – Supervisory Agreements" for more information.

Critical Accounting Policies

Bancorp's significant accounting policies and recent accounting pronouncements are set forth in Note 1 of the consolidated financial statements for the year ended December 31, 2010 which are included elsewhere in this Form 10-K. Of these significant accounting policies, Bancorp considers the policies regarding the allowance for loan losses and valuation of foreclosed real estate to be its most critical accounting policies, given the uncertainty in evaluating the level of the allowance required to cover credit losses inherent in the loan portfolio and the material effect that such judgments can have on the results of operations. In addition, changes in economic conditions can have a significant impact on real estate values of underlying collateral affecting the allowance for loan losses and therefore the provision for loan losses and results of operations as well as the valuation of foreclosed real estate. Bancorp has developed policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. Bancorp's assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations, and the discovery of information with respect to borrowers that is not known to management at the time of the issuance of the consolidated financial statements.

Financial Condition

Total assets decreased by $5,245,000, or 0.5%, at December 31, 2010 to $962,543,000, compared to $967,788,000 at December 31, 2009. The following discusses the material changes between the December 31, 2010 and 2009 statements of financial condition.

Cash

Cash and cash equivalents increased by $19,554,000, or 38.0%, at December 31, 2010 to $70,955,000, compared to $51,401,000 at December 31, 2009. This increase was primarily due to management's decision to increase liquidity to offset any potential decreases in customer deposits due to the economic slowdown. Management was able to increase liquidity by decreasing the loan portfolio and offering various deposit incentive programs that retained existing customer deposits and attracted new deposits.

Investments

Investment securities held to maturity increased by $19,280,000, or 240.1%, at December 31, 2010 to $27,311,000, compared to $8,031,000 at December 31, 2009. This increase was primarily due to management's decision to purchase US Treasury and agency securities in place of lower yielding overnight investments with funds generated from increased deposits and a decrease in the loan portfolio.

Loans

Loans Held For Sale. Loans held for sale decreased by $1,419,000, or 29.3% at December 31, 2010 to $3,426,000, compared to $4,845,000 at December 31, 2009. This decrease was primarily due to the timing of loans pending sale as of December 31, 2010 compared to as of December 31, 2009.

Loans Receivable. Total loans receivable, net decreased by $35,297,000, or 4.3% at December 31, 2010, to $778,937,000, compared to $814,234,000 at December 31, 2009. The decrease in the loan portfolio was a result of decreased loan demand from the economic slowdown, and an increase in loan foreclosures. In addition, the allowance for loan losses decreased by $4,822,000, or 13.9%, at December 31, 2010 to $29,871,000, compared to $34,693,000 at December 31, 2009. Management's decision to decrease the allowance was due to a decrease in loans receivable, an improvement in loan delinquencies and a reduction in impaired loans primarily due to foreclosed loans transferred to foreclosed real estate.

Foreclosed Real Estate

Foreclosed real estate decreased by $619,000, or 2.9%, at December 31, 2010 to $20,955,000, compared to $21,574,000 at December 31, 2009. This decrease was primarily due to foreclosed properties being sold and additional write downs taken partially offset by new loan foreclosures.

Premises and Equipment

Premises and equipment decreased by $777,000, or 2.7%, at December 31, 2010 to $28,327,000, compared to $29,104,000 at December 31, 2009. This decrease was primarily due to the annual depreciation of the premises and equipment with minimal new fixed assets added throughout 2010.

Other Assets

Other assets decreased by $5,050,000, or 16.8%, at December 31, 2010 to $24,940,000, compared to $29,990,000 at December 31, 2009. This decrease was primarily due to decreases in net deferred income taxes of $2,160,000, income taxes receivable of $2,242,000, and prepaid expenses of $1,179,000 in 2010.

Liabilities

Deposits. Total deposits increased by $4,447,000, or 0.6%, at December 31, 2010 to $714,776,000, compared to $710,329,000 at December 31, 2009. This increase was primarily attributable to Bancorp's expanded deposit products and its desire to maintain its competitive edge in the community. This resulted in growth in savings accounts and NOW accounts partially offset by a decrease in certificates of deposits. The net increase in deposits was primarily used to repay FHLB-Atlanta advances and increase liquidity.

FHLB-Atlanta Advances. FHLB-Atlanta advances decreased $10,000,000, or 8.0%, at December 31, 2010 to $115,000,000, compared to $125,000,000 at December 31, 2009. This decrease was the result of management's decision to repay advances from funds received from increased deposits, as well as proceeds from loan payoffs.

Junior Subordinated Debt Securities Due 2035. As of December 31, 2010, Bancorp had outstanding approximately $20,619,000 principal amount of Junior Subordinated Debt Securities Due 2035 (the "2035 Debentures"). The 2035 Debentures were issued pursuant to an Indenture dated as of December 17, 2004 (the "2035 Indenture") between Bancorp and Wells Fargo Bank, National Association as Trustee. The 2035 Debentures pay interest quarterly at a floating rate of interest of 3-month LIBOR (0.28% December 31, 2009) plus 200 basis points, and mature on January 7, 2035. Payments of principal, interest, premium and other amounts under the 2035 Debentures are subordinated and junior in right of payment to the prior payment in full of all senior indebtedness of Bancorp, as defined in the 2035 Indenture. The 2035 Debentures became redeemable, in whole or in part, by Bancorp on January 7, 2010.

The 2035 Debentures were issued and sold to Severn Capital Trust I (the "Trust"), of which 100% of the common equity is owned by Bancorp. The Trust was formed for the purpose of issuing corporation-obligated mandatorily redeemable Capital Securities ("Capital Securities") to third-party investors and using the proceeds from the sale of such Capital Securities to purchase the 2035 Debentures. The 2035 Debentures held by the Trust are the sole assets of the Trust. Distributions on the Capital Securities issued by the Trust are payable quarterly at a rate per annum equal to the interest rate being earned by the Trust on the 2035 Debentures. The Capital Securities are subject to mandatory redemption, in whole or in part, upon repayment of the 2035 Debentures. Bancorp has entered into an agreement which, taken collectively, fully and unconditionally guarantees the Capital Securities subject to the terms of the guarantee.

Subordinated Notes and Series A Preferred Stock. On November 15, 2008, Bancorp completed a private placement offering consisting of a total of 70 units, at an offering price of $100,000 per unit, for gross proceeds of $7,000,000. Each unit consists of 6,250 shares of Bancorp's Series A 8.0% Non-Cumulative Convertible Preferred Stock and Bancorp's Subordinated Note in the original principal amount of $50,000. The Subordinated Notes earn interest at an annual rate of 8.0%, payable quarterly in arrears on the last day of March, June, September and December commencing December 31, 2008. The Subordinated Notes are redeemable in whole or in part at the option of Bancorp at any time beginning on December 31, 2009 until maturity, which is December 31, 2018.

Troubled Asset Relief Program. On November 21, 2008, Bancorp closed on an agreement with the United States Department of the Treasury ("Treasury"), pursuant to which Bancorp issued and sold (i) 23,393 shares of its Series B Fixed Rate Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation preference $1,000 per share, (the "Series B Preferred Stock") and (ii) a warrant (the "Warrant") to purchase 556,976 shares of Bancorp's common stock, par value $0.01 per share, for an aggregate purchase price of $23,393,000.

The Series B Preferred Stock qualifies as Tier 1 capital and will pay cumulative compounding dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Series B Preferred Stock may be redeemed by Bancorp after three years. Prior to the end of three years, the Series B Preferred Stock may not be redeemed by Bancorp except with proceeds from one or more Qualified Equity Offerings, as defined in the Purchase Agreement.

The Series B Preferred Stock has no maturity date and ranks pari passu with Bancorp's existing Series A Preferred Stock, in terms of dividend payments and distributions upon liquidation, dissolution and winding up of Bancorp.

The Series B Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect the Series B Preferred Stock. If dividends on the Series B Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more, whether consecutive or not, Bancorp's authorized number of directors will be automatically increased by two and the holders of the Series B Preferred Stock, voting together with holders of any then outstanding voting parity stock, will have the right to elect those directors at Bancorp's next annual meeting of stockholders or at a special meeting of stockholders called for that purpose. These preferred share directors will be elected annually and serve until all accrued and unpaid dividends on the Series B Preferred Stock have been paid.

The Warrant has a 10-year term and is immediately exercisable at an exercise price of $6.30 per share of Common Stock. The exercise price and number of shares subject to the Warrant are both subject to anti-dilution adjustments. Pursuant to the Purchase Agreement, Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued upon exercise of the Warrant.

Off-Balance Sheet Arrangements. Bancorp has certain outstanding commitments and obligations that could impact Bancorp's financial condition, liquidity, revenues or expenses. These commitments and obligations include standby letters of credit, home equity lines of credit, loan commitments, lines of credit, and loans sold and serviced with limited repurchase provisions.

Standby letters of credit, which are obligations of Bancorp to guarantee performance of borrowers to governmental entities, increased $6,024,000, or 50.5%, as of December 31, 2010 to $17,959,000, compared to $11,935,000 as of December 31, 2009. In 2010, Bancorp experienced a increase in demand from its borrowers for letter of credit requirements.

Unadvanced construction loans decreased $21,433,000, or 44.6%, as of December 31, 2010 to $26,662,000, compared to $48,095,000 as of December 31, 2009. This decrease was primarily the result of the funding of existing construction loan obligations outpacing new construction loan originations.

Home equity lines of credit decreased $4,665,000, or 24.5%, as of December 31, 2010 to $14,340,000, compared to $19,005,000 as of December 31, 2009. This decrease was primarily due to less customer demand for home equity loans in 2010 as a result of the economic recession. Home equity lines of credit allow the borrowers to draw funds up to a specified loan amount, from time to time. Bancorp's management believes it has sufficient liquidity resources to have the funding available as these borrowers draw on these loans.

Loan commitments increased $4,616,000, or 381.2%, as of December 31, 2010 to $5,827,000, compared to $1,211,000 as of December 31, 2009. This increase was primarily due to the timing of loan commitments booked at year end. Loan commitments are obligations of Bancorp to provide loans, and such commitments are made in the usual course of business.

Lines of credit, which are obligations of Bancorp to fund loans made to certain borrowers, increased $2,477,000, or 10.6%, to $25,833,000 as of December 31, 2010, compared to $23,356,000 as of December 31, 2009. The increase was a result of more demand for this type of loan product during 2010. Bancorp's management believes it has sufficient liquidity resources to have the funding available as these borrowers draw on these loans.

Loans sold and serviced with limited repurchase provisions increased $21,598,000, or 132.1%, as of December 31, 2010 to $37,943,000, compared to $16,345,000 as of December 31, 2009. This increase was the result of a higher volume of loans sold in the secondary market in 2010 as management increased its focus in this area.

Bancorp uses the same credit policies in making commitments and conditional obligations as it does for its on-balance sheet instruments.

Comparison of Results of Operations for the Years Ended December 31, 2010 and 2009.

General. Bancorp's net income for the year ended December 31, 2010 was $1,157,000, or a loss of $(0.06) per share diluted after giving effect to dividends paid on preferred stock and amortization of discount on preferred stock. This is compared to net loss of $(15,228,000), or a loss of $(1.68) per share diluted in 2009. This increase of $16,385,000 was primarily the result of the improved economic environment Bancorp experienced in 2010 compared to 2009, including an increase in net interest income, a decrease in the provision for loan losses and a decrease in non-accrual loans.

Net Interest Income. Net interest income (interest earned net of interest charges) increased $3,597,000, or 13.5%, to $30,204,000 for the year ended December 31, 2010, compared to $26,607,000 for the year ended December 31, 2009. This increase was primarily due to an increase in Bancorp's interest rate spread. Bancorp's interest rate spread increased by 0.72% to 3.36% for the year ended December 31, 2010, compared to 2.64% for the year ended December 31, 2009. This increase was the result of interest rates earned on Bancorp's loan portfolio decreasing slower than the decrease in interest rates paid on Bancorp's interest bearing liabilities. In addition, Bancorp's non-accrual loans decreased from $60,808,000 at December 31, 2009 to $46,164,000 at December 31, 2010. This resulted in $2,307,000 of interest income not recorded on non-accrual loans in 2010, compared to $3,317,000 of unrecorded interest in 2009. Bancorp discontinues the accrual of interest on all non-accrual loans, at which time all previously accrued but uncollected interest is deducted from income. Bancorp is uncertain whether it will be able to further reduce the interest rate paid on its interest bearing liabilities by attracting lower cost deposits, due to the general expectation of continued increased competition for deposit accounts.

Provision for Loan Losses. Bancorp's loan portfolio is subject to varying degrees of credit risk and an allowance for loan losses is maintained to absorb losses inherent in its loan portfolio. Credit risk includes, but is not limited to, the potential for borrower default and the failure of collateral to be worth what the Bank determined it was worth at the time of the granting of the loan. The Bank monitors its loan portfolio loan delinquencies at least as often as monthly. All loans that are delinquent and all loans within the various categories of the Bank's portfolio as a group are evaluated. The Bank's Board, with the advice and recommendation of the Bank's loss mitigation committee, estimates an allowance to be set aside for loan losses. Included in determining the calculation are such factors as historical losses for each loan portfolio, current market value of the loan's underlying collateral, inherent risk contained within the portfolio after considering the state of the general economy, economic trends, consideration of particular risks inherent in different kinds of lending and consideration of known information that may affect loan collectibility. An increase in the loan loss provision from the beginning of the year to the end of a year is the result after an analysis of the aforementioned factors and applying that rationale to the total portfolio.

The total allowance for loan losses decreased $4,822,000, or 13.9%, to $29,871,000 as of December 31, 2010, compared to $34,693,000 as of December 31, 2009. Management's decision to decrease the allowance was due to a decrease in loans receivable, an improvement in loan delinquencies and a reduction in impaired loans primarily due to foreclosed loans transferred to foreclosed real estate. During the year ended December 31, 2010, the provision for loan losses was $5,744,000 compared to $31,402,000 for the year ended December 31, 2009. This decrease of $25,658,000, or 81.7%, was a result of management's determination that less of a provision for loan losses was needed for the level of inherent risk in its portfolio for the year ended December 31, 2010 as compared to the year ended December 31, 2009.

Bancorp's total loan portfolio has decreased from 2009. In addition, Bancorp has experienced a modest decrease in loan delinquencies, which contributed to the decision to reduce the provision for loan losses from 2009. Management believes that Bancorp will continue to experience improvement in the challenges faced by many financial institutions resulting from the slowdown in the economy and real estate markets, including increased loan delinquencies. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses and other factors, have adversely affected Bancorp's borrowers.

Other Income and Non Interest Expenses. Total other income increased $244,000, or 9.8%, to $2,745,000 for 2010 compared to $2,501,000 for 2009. Revenues from mortgage banking activities increased $527,000, or 166.8%, to $843,000 for the year ended December 31, 2010, compared to $316,000 for the year ended December 31, 2009. This increase was primarily a result of the management's increased focus on originating loans to be sold in the secondary market.

Real estate commissions decreased $96,000, or 13.9%, to $594,000 for the year ended December 31, 2010, compared to $690,000 for the year ended December 31, 2009. This decrease was primarily the result of a decrease in commercial sales and leasing in 2010 compared to 2009.

Real estate management fees decreased $104,000, or 15.4%, to $573,000 for the year ended December 31, 2010, compared to $677,000 for the year ended December 31, 2009. This decrease was primarily due to decreased fees charged in 2010.

Other non-interest income decreased $83,000, or 10.1%, to $735,000 for the year ended December 31, 2010, compared to $818,000 for the year ended December 31, 2009. This decrease was primarily due to lower credit report fees, letter of credit fees, savings charges, and NSF fees, partially offset by higher safe deposit box fees and ATM surcharges.

Total non-interest expense increased $2,416,000, or 9.4%, to $25,008,000 for 2010 compared to $22,862,000 for 2009.

Compensation and related expenses increased $206,000, or 2.2%, to $9,583,000 for the year ended December 31, 2010, compared to $9,377,000 for the year ended December 31, 2009. This increase was primarily the result of the hiring of higher level management personnel in 2010 and the resulting higher compensation for these employees in 2010 compared to 2009. As of December 31, 2010, Bancorp had 116 full-time equivalent employees compared to 118 at December 31, 2009.

Occupancy expense increased $101,000, or 7.4%, to $1,466,000 for the year ended December 31, 2010, compared to $1,365,000 for the year ended December 31, 2009. This increase was primarily due to higher maintenance costs incurred at Bancorp's headquarters.

Foreclosed real estate expenses, net increased $635,000, or 13.0%, to $5,518,000 for the year ended December 31, 2010, compared to $4,883,000 for the year ended December 31, 2009. This increase was primarily due to an increase in loans foreclosed on, higher write downs taken on foreclosed property and expenses associated with the maintenance of foreclosed property in 2010 compared to 2009.

Legal fees increased $255,000, or 25.4%, to $1,258,000 for the year ended December 31, 2010, compared to $1,003,000 for the year ended December 31, 2009. This increase was primarily due to an increase in fees associated with loan foreclosures and loan collections in 2010 compared to 2009.

The FDIC assessment increased $126,000, or 5.8%, to $2,282,000 for the year ended December 31, 2010, compared to $2,156,000 for the year ended December 31, 2009. This increase was primarily the result of increased premiums charged by the FDIC in 2010 for the change in the maximum amount of FDIC deposit insurance from $100,000 per account to $250,000 per account, and to replenish the FDIC for an increased number of bank failures in 2009 and 2010.

Other non-interest expense increased $823,000, or 20.2%, to $4,901,000 for the year ended December 31, 2010, compared to $4,078,000 for the year ended December 31, 2009. This increase was primarily the result of a an increase in advertising, accounting, credit reports, contributions, dues and subscriptions, office expense, property management fees, postage, on-line charges and telephone partially offset by bank service charges and savings account losses.

Income Taxes. Income taxes increased $10,968,000, to an income tax expense of $1,040,000 compared to income tax benefit of $9,928,000 for the year ended December 31, 2009. The effective tax rate for the years ended December 31, 2010 and 2009 was 47.3% and (39.5)%, respectively.

Comparison of Results of Operations for the Years Ended December 31, 2009 and 2008.

General. Bancorp's net loss for the year ended December 31, 2009 was $(15,228,000), or $(1.68) per share diluted. This is compared to net income of $4,113,000, or $0.39 per share diluted in 2008. This decrease of $19,341,000, or 470.2%, was primarily the result of the challenges Bancorp faced in 2009 as a result of the economic recession, including an increase in the provision for loan losses, a compression of its interest rate spread in 2009, and an increase in costs relating to loan foreclosures.

Net Interest Income. Net interest income (interest earned net of interest charges) decreased $2,362,000, or 8.2%, to $26,607,000 for the year ended December 31, 2009, compared to $28,969,000 for the year ended December 31, 2008. This decrease was primarily due to a decrease in Bancorp's interest rate spread and to a decrease in its loan portfolio. Bancorp's interest rate spread decreased by 0.17% to 2.64% for the year ended December 31, 2009, compared to 2.81% for the year ended December 31, 2008. This decrease was the result of interest rates earned on Bancorp's loan portfolio decreasing faster than the decrease in interest rates paid on Bancorp's interest bearing liabilities. In addition, Bancorp's non-accrual loans increased from $54,795,000 at December 31, 2008 to $60,808,000 at December 31, 2009. Bancorp discontinues the accrual of interest on all non-accrual loans, at which time all previously accrued but uncollected interest is deducted from income. This resulted in $3,317,000 of interest income not recorded on these loans.

Provision for Loan Losses. The total allowance for loan losses increased $19,880,000, or 134.2%, to $34,693,000 as of December 31, 2009, compared to $14,813,000 as of December 31, 2008. The increase was a result of the 2009 addition to the allowance partially offset by charge offs incurred. During the year ended December 31, 2009, the provision for loan losses was $31,402,000 compared to $7,481,000 for the year ended December 31, 2008. This increase of $23,921,000, or 319.8%, was a result of an increase in loan delinquencies, increased charge-offs, and management's determination that adding to the provision for loan losses was appropriate for the level of inherent risk in its portfolio as compared to the year ended December 31, 2008.

Other Income and Non Interest Expenses. Revenues from mortgage banking activities decreased $23,000, or 6.8%, to $316,000 for the year ended December 31, 2009, compared to $339,000 for the year ended December 31, 2008. This decrease was primarily a result of the continued slowdown in loan demand in 2009 partially offset by management's increased focus on attracting loans to be sold in the secondary market.

Real estate commissions decreased $345,000, or 33.3%, to $690,000 for the year ended December 31, 2009, compared to $1,035,000 for the year ended December 31, 2008. This decrease was primarily the result of a decrease in commercial sales and leasing in 2009 compared to 2008.

Real estate management fees increased $13,000, or 2.0%, to $677,000 for the year ended December 31, 2009, compared to $664,000 for the year ended December 31, 2008. This increase was primarily due to increased fees charged in 2009.

Other non-interest income increased $65,000, or 8.6%, to $818,000 for the year ended December 31, 2009, compared to $753,000 for the year ended December 31, 2008. This increase was primarily due to higher credit report fees, partially offset by lower letter of credit fees.

Compensation and related expenses increased $260,000, or 2.9%, to $9,377,000 for the year ended December 31, 2009, compared to $9,117,000 for the year ended December 31, 2008. This increase was primarily the result of a higher number of employees in 2009 compared to 2008. As of December 31, 2009, Bancorp had 118 full-time equivalent employees compared to 106 at December 31, 2008.

Occupancy expense decreased $275,000, or 16.8%, to $1,365,000 for the year ended December 31, 2009, compared to $1,640,000 for the year ended December 31, 2008. This decrease was primarily due to lower maintenance costs incurred at Bancorp's headquarters.

Foreclosed real estate expenses, net increased $3,991,000, or 447.4%, to $4,883,000 for the year ended December 31, 2009, compared to $892,000 for the year ended December 31, 2008. This increase was primarily due to an increase in foreclosed real estate, write downs taken on foreclosed property and expenses associated with the maintaining foreclosed property.

Legal fees increased $284,000, or 39.6%, to $1,003,000 for the year ended December 31, 2009, compared to $719,000 for the year ended December 31, 2008. This increase was primarily due to an increase in fees associated with loan foreclosures and collections.

The FDIC assessment increased $1,430,000, or 197.0%, to $2,156,000 for the year ended December 31, 2009, compared to $726,000 for the year ended December 31, 2008. This increase was primarily the result of increased premiums charged by the FDIC in 2009 for the change in the maximum amount of FDIC deposit insurance from $100,000 per account to $250,000 per account, and to replenish the FDIC for an increased number of bank failures in 2009.

Other non-interest expense decreased $121,000, or 2.9%, to $4,078,000 for the year ended December 31, 2009, compared to $4,199,000 for the year ended December 31, 2008. This decrease was primarily the result of a $260,000 charge relating to an external wire fraud scheme that occurred in 2008.

Income Taxes. Income taxes decreased $12,801,000, to an income tax benefit of $9,928,000 compared to income tax expense of $2,873,000 for the year ended December 31, 2008. The effective tax rate for the years ended December 31, 2009 and 2008 was (39.5) % and 41.1%, respectively.

Liquidity and Capital Resources

In 2010, Bancorp's sources of liquidity were loan repayments, maturing investments, deposits, borrowed funds, and the sale of loans. Bancorp considers core deposits stable funding sources and includes all deposits, except time deposits of $100,000 or more. At December 31, 2010, core deposits equaled 74% of total deposits. The Bank's experience has been that a substantial portion of certificates of deposit renew at time of maturity and remain on deposit with the Bank. Additionally, loan payments, maturities, deposit growth and earnings contributed to Bancorp's flow of funds.

In addition to its ability to generate deposits, Bancorp has external sources of funds, which may be drawn upon when desired. The primary source of external liquidity is an available line of credit with the FHLB-Atlanta. The Bank's credit availability under the FHLB of Atlanta's credit availability program was $194,360,000 at December 31, 2010, of which $115,000,000 was outstanding. The Bank is able to borrow up to 20% of total assets.

The maturities of these long-term advances at December 31, 2010 were as follows (dollars in thousands):

Rate	Amount	Maturity
-%	$ -	2011
-%	-	2012
-%	-	2013
2.940% to 4.210%	25,000	2014
3.710% to 4.340%	40,000	2015
2.580% to 4.050%	50,000	Thereafter
	$115,000	

As of December 31, 2010, Bancorp had outstanding an aggregate of $24,119,000 principal amount of subordinated debt, consisting of the 2035 Debentures and the Subordinated Notes. The 2035 Debentures total $20,619,000, pay interest quarterly at a floating rate of interest of 3-month LIBOR (0.28% December 31, 2009) plus 200 basis points, and mature on January 7, 2035. The Subordinated Notes total $3,500,000 and pay interest at an annual rate of 8.0%, payable quarterly in arrears on the last day of March, June, September and December commencing December 31, 2008. The Subordinated Notes are redeemable in whole or in part at the option of Bancorp at any time beginning on December 31, 2009 until maturity, which is December 31, 2018. As of December 31, 2010, Bancorp had $5,827,000 outstanding in loan commitments, and unadvanced construction commitments of $26,662,000 which Bancorp expects to fund from the sources of liquidity described above. These amounts do not include undisbursed lines of credit, home equity lines of credit and standby letters of credit, in the aggregate amount of $58,132,000 at December 31, 2010, which Bancorp anticipates it will be able to fund, if required, from these liquidity sources in the regular course of business.

In addition to the foregoing, the payment of dividends is a use of cash, but is not expected to have a material effect on liquidity. As of December 31, 2010, Bancorp had no material commitments for capital expenditures.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Management believes, as of December 31, 2010, that the Bank meets all capital adequacy requirements to which it is subject.

We anticipate that our primary sources of liquidity in fiscal 2011 will be from loan repayments, maturing investments, deposits, borrowed funds, and the sale of loans. We believe that these sources of liquidity will be enough for Bancorp to meet its liquidity needs over the next twelve months. Cash generated from these liquidity sources may be affected by a number of factors. See "Risk Factors" for a discussion of the factors that can negatively impact the amount of cash we could receive.

Contractual Obligations

The following table contains, for the periods indicated, information regarding the financial obligations owing by Bancorp under contractual obligations.

	Payments due by period (dollars in thousands)				
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term borrowings	$115,000	$-	$-	$65,000	$50,000
Subordinated debentures	24,119	-	-	-	24,119
Operating lease obligations	458	96	288	74	-
Certificates of Deposit	420,133	172,161	233,532	14,440	-
Total	$559,710	$172,257	$233,820	$79,514	$74,119

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Qualitative Information About Market Risk. The principal objective of Bancorp's interest rate risk management is to evaluate the interest rate risk included in balance sheet accounts, determine the level of risks appropriate given Bancorp's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with Bancorp's interest rate risk management policy. Through this management, Bancorp seeks to reduce the vulnerability of its operations to changes in interest rates. The Board of Directors of Bancorp is responsible for reviewing assets/liability policies and interest rate risk position. The Board of Directors reviews the interest rate risk position on a quarterly basis and, in connection with this review, evaluates Bancorp's business activities and strategies, the effect of those strategies on Bancorp's net interest margin and the effect that changes in interest rates will have on Bancorp's loan portfolio. While continuous movement of interest rates is certain, the extent and timing of these movements is not always predictable. Any movement in interest rates has an effect on Bancorp's profitability. Bancorp faces the risk that rising interest rates could cause the cost of interest bearing liabilities, such as deposits and borrowings, to rise faster than the yield on interest earning assets, such as loans and investments. Bancorp's interest rate spread and interest rate margin may be negatively impacted in a declining interest rate environment even though Bancorp generally borrows at short-term interest rates and lends at longer-term interest rates. This is because loans and other interest earning assets may be prepaid and replaced with lower yielding assets before the supporting interest bearing liabilities reprice downward. Bancorp's interest rate margin may also be negatively impacted in a flat or inverse-yield curve environment. Mortgage origination activity tends to increase when interest rates trend lower and decrease when interest rates rise.

Bancorp's primary strategy to control interest rate risk is to sell substantially all long-term fixed-rate loans in the secondary market. To further control interest rate risk related to its loan portfolio, Bancorp originates a substantial amount of construction loans that typically have terms of one year or less. The turnover in construction loan portfolio assists Bancorp in maintaining a reasonable level of interest rate risk.

Quantitative Information About Market Risk. The primary market risk facing Bancorp is interest rate risk. From an enterprise prospective, Bancorp manages this risk by striving to balance its loan origination activities with the interest rate market. Bancorp attempts to maintain a substantial portion of its loan portfolio in short-term loans such as construction loans. This has proven to be an effective hedge against rapid increases in interest rates as the construction loan portfolio reprices rapidly.

The matching of maturity or repricing of interest earning assets and interest bearing liabilities may be analyzed by examining the extent to which these assets and liabilities are interest rate sensitive and by monitoring the Bank's interest rate sensitivity gap. An interest earning asset or interest bearing liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. The difference between rate sensitive assets and rate sensitive liabilities represents the Bank's interest sensitivity gap.

Exposure to interest rate risk is actively monitored by Bancorp's management. Its objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. Bancorp uses the OTS Net Portfolio Value ("NPV") model to monitor its exposure to interest rate risk, which calculates changes in NPV. The following table represents Bancorp's NPV at December 31, 2010. The NPV was calculated by the OTS, based upon information provided to the OTS.

INTEREST RATE SENSITIVITY OF NET PORTFOLIO VALUE (NPV)

	Net Portfolio Value			NPV as % of PV of Assets	
Change In Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
		(dollars are in thousands)			
+300bp	155,424	3,483	2%	15.74%	74bp
+200bp	157,207	5,266	3%	15.75%	75bp
+100bp	155,570	3,629	2%	15.46%	46bp
+50bp	154,454	2,513	2%	15.30%	30bp
0bp	151,941			15.00%	
-50bp	151,074	(867)	(1%)	14.88%	(12bp)
-100bp	153,163	1,222	1%	15.03%	3bp

The above table suggests that if interest rates rise 100 bps, Bancorp's interest sensitive assets would increase in value by $3,629,000.

Item 8. Financial Statements and Supplementary Data

Financial statements and supplementary data are included herein at pages F-1 through F-38, and incorporated herein by reference..

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Under the supervision and with the participation of Bancorp's management, including its Chief Executive Officer and Chief Financial Officer, Bancorp has evaluated the effectiveness of its disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)) as of December 31, 2010. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the period covered by this report, Bancorp's disclosure controls and procedures were effective in reaching a reasonable level of assurance that (i) information required to be disclosed by Bancorp in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) information required to be disclosed by Bancorp in its reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Bancorp's management, with the participation of its Chief Executive Officer and Chief Financial Officer, also conducted an evaluation of Bancorp's internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f), to determine whether any changes occurred during the quarter ended December 31, 2010, that have materially affected, or are reasonably likely to materially affect, Bancorp's internal control over financial reporting. Based on that evaluation, there were no such changes during the quarter ended December 31, 2010.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Bancorp have been detected. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Severn Bancorp, Inc. ("Bancorp") is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles, and as such, include some amounts that are based on management's best estimates and judgments.

Bancorp's management is responsible for establishing and maintaining effective internal control over financial reporting. The system of internal control over financial reporting, as it relates to the consolidated financial statements, is evaluated for effectiveness by management and tested for reliability through a program of internal audits and management testing and review. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the effectiveness of Bancorp's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on its assessment, management concluded that as of December 31, 2010, Bancorp's internal control over financial reporting is effective and meets the criteria of the *Internal Control – Integrated Framework*.

This annual report does not include an attestation report of Bancorp's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by Bancorp's registered public accounting firm pursuant to a provision of the Dodd-Frank Act which eliminates such requirement for "smaller reporting companies", as defined in SEC regulations.

/s/ Alan J. Hyatt	/s/ Thomas G. Bevivino
Alan J. Hyatt	Thomas G. Bevivino
President and Chief Executive Officer	Principal Financial Officer

Item 9B. Other Information

Bancorp does not have any employees. The executive officers of Bancorp are employees at-will of the Bank. The Board of Directors of the Bank has a Compensation Committee, which determines the compensation of the executive officers of Bancorp. Annually, the Compensation Committee of the Bank's Board of Directors evaluates profiles of comparable financial institutions to assure that the compensation to its executive officers is comparable to its peer group. Other factors used by the Compensation Committee in determining compensation for its executive officers include an assessment of the overall financial condition of the Bank, including an analysis of the Bank's asset quality, interest rate risk exposure, capital position, net income and consistency of earnings. The Bank's return on average assets and return on equity is considered and compared to its peer group. The complexity of the activities of the executive officers are considered, and intangible items are considered such as the reputation and general standing of the Bank within the community and the likelihood of continuing successful and profitable results.

Based on the considerations set forth above, at its meeting on November 15, 2010, the Compensation Committee awarded Messrs. Hyatt and Bevivino a bonus totaling $15,000 and $10,000, respectively. The Compensation Committee concluded that, while there were no bonuses awarded in 2009, a modest bonus should be awarded for 2010 because Bancorp performed better in 2010 than 2009. In addition, the Compensation Committee determined that Messrs. Hyatt and Bevivino would receive a 5% increase in base salary for 2011. Therefore, Messrs Hyatt's and Bevivino's 2011 base salary will be $354,900 and $197,400, respectively. The Compensation Committee had not given Messrs. Hyatt and Bevivino a base salary increase for 2009. Effective January 1, 2011, Mr. Jones' role with Bancorp changed from Chief Operating Officer to Chief Relationship Officer. As Chief Relationship Officer, Mr. Jones' 2011 base salary will be $170,000.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Reference is made to the section captioned "Discussion of Proposals Recommended by the Board - Proposal 1: Election of Directors" in Bancorp's Proxy Statement relating to the 2011 Annual Stockholders Meeting ("Proxy Statement"), and the information contained in item 4.1 of this Form 10-K, for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned "Stock Ownership" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Bancorp has adopted a code of ethics that applies to its employees, including its chief executive officer, chief financial officer, and persons performing similar functions and directors. A copy of the code of ethics is filed as an exhibit to Bancorp's Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission on March 25, 2004.

Item 11. Executive Compensation

Reference is made to the section captioned "Executive and Director Compensation" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Reference is made to the section captioned "Stock Ownership," and "Executive and Director Compensation" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference. The following table provides certain information as of December 31, 2010 with respect to Bancorp's equity based compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plan approved by security holders	190,750	$9.79	430,250
Equity compensation plans not approved by security holders	-	-	-
Total	190,750	$9.79	430,250

Item 13. Certain Relationships and Related Transactions, and Director Independence

Reference is made to the sections captioned "Executive and Director Compensation - Compensation Committee Interlocks and Insider Participation," and "Executive and Director Compensation - Certain Transactions With Related Persons" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned "Director Independence" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Item 14. Principal Accounting Fees and Services

Reference is made to the section captioned "Discussion of Proposals Recommended by the Board – Proposal 2: Ratification of Appointment of Independent Auditor - Relationship with Independent Auditor" and "Policy on Audit and Examining Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditor" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following consolidated financial statements of Bancorp and its wholly owned subsidiaries are filed as part of this report:

1. Financial Statements
   - Report of ParenteBeard LLC, independent registered public accounting firm.
   - Consolidated statements of financial condition at December 31, 2010 and December 31, 2009
   - Consolidated statements of operations for the years ended December 31, 2010, 2009, and 2008
   - Consolidated statements of cash flows for the years ended December 31, 2010, 2009, and 2008
   - Consolidated statements of stockholders' equity for the years ended December 31, 2010, 2009 and 2008
   - Notes to consolidated financial statements

2. Financial Statement Schedules
   All financial statement schedules have been omitted, as required information is either inapplicable or included in the consolidated financial statements or related notes.

3. Exhibits
   The following exhibits are filed as part of this report:

Exhibit No.	Description of Exhibit
3.1	Articles of Incorporation of Severn Bancorp, Inc., as amended (1)
3.2	Bylaws of Severn Bancorp, Inc., as amended (2)
4.1	Warrant for Purchase of Shares of Common Stock (3)
10.1+	Description of Compensation of Directors and Officers
10.2+	Stock Option Plan (4)
10.3+	Employee Stock Ownership Plan (5)
10.4+	Form of Common Stock Option Agreement (6)
10.5+	2008 Equity Incentive Plan (7)
10.6	Form of Subscription Agreement (8)
10.7	Form of Subordinated Note (8)
10.8	Purchase Agreement, dated November 21, 2008, between Bancorp and the United States Department of the Treasury (3)
10.9	Supervisory Agreement dated November 23, 2009 between Severn Savings Bank, FSB and the OTS (9)
10.10	Supervisory Agreement dated November 23, 2009 between Severn Bancorp, Inc. and the OTS (9)
10.11+	Form of Director Option Award (10)
10.12+	Form of Employee Option Award (10)
14	Code of Ethics (11)
21.1	Subsidiaries of Severn Bancorp, Inc.
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of CEO pursuant to Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certification of CFO pursuant to Section 302 of Sarbanes-Oxley Act of 2002
32	Certification of CEO and CFO pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.1	31 C.F.R. § 30.15 Certification of Principal Executive Officer
99.2	31 C.F.R. § 30.15 Certification of Principal Financial Officer

+ Denotes management contract, compensatory plan or arrangement.

[1] Incorporated by reference from Bancorp's Annual Report on Form 10-K for fiscal year ended December 31, 2008 and filed with the Securities and Exchange Commission on March 11, 2009.

[2] Incorporated by reference from Bancorp's Annual Report on Form 10-K for fiscal year ended December 31, 2007 and filed with Securities and Exchange Commission on March 12, 2008.

[3] Incorporated by reference from Bancorp's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 24, 2008.

[4] Incorporated by reference from Bancorp's Annual Report on Form 10-K filed for fiscal year ended December 31, 2004 and with the Securities and Exchange Commission on March 21, 2005.

[5] Incorporated by reference from Bancorp's Registration Statement on Form 10 filed with the Securities and Exchange Commission on June 7, 2002.

[6] Incorporated by reference from Bancorp's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2006.

[7] Incorporated by reference from Bancorp's 2008 Proxy Statement filed with Securities and Exchange Commission on March 12, 2008.

[8] Incorporated by reference from Bancorp's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2008.

[9] Incorporated by reference from Bancorp's Annual Report on Form 10-K for fiscal year ended December 31, 2009 and filed with the Securities and Exchange Commission on March 15, 2010.

[10] Incorporated by reference from Bancorp's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and filed with the Securities and Exchange Commission on August 13, 2010.

[11] Incorporated by reference from Bancorp's Annual Report on Form 10-K for fiscal year ended December 31, 2003 and filed with the Securities and Exchange Commission on March 25, 2004.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEVERN BANCORP, INC.

March 15, 2011

/s/ Alan J. Hyatt
Alan J. Hyatt
Chairman of the Board, President,
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 15, 2011	/s/ Alan J. Hyatt Alan J. Hyatt Chairman of the Board, President, Chief Executive Officer and Director
March 15, 2011	/s/ Thomas G. Bevivino Thomas G. Bevivino, Executive Vice President, Chief Financial Officer, Secretary and Treasurer
March 15, 2011	/s/ Melvin E. Meekins, Jr. Melvin E. Meekins, Jr., Vice Chairman of the Board
March 15, 2011	/s/ Eric M. Keitz Eric M. Keitz, Director
March 15, 2011	/s/ John A. Lamon III John A. Lamon III, Director
March 15, 2011	/s/ Ronald P. Pennington Ronald P. Pennington, Director
March 15, 2011	/s/ T. Theodore Schultz T. Theodore Schultz, Director
March 15, 2011	/s/ Albert W. Shields Albert W. Shields, Director
March 15, 2011	/s/ Konrad M. Wayson Konrad M. Wayson, Director



Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Severn Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Severn Bancorp, Inc. and Subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Severn Bancorp, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

ParenteBeard LLC

Lancaster, Pennsylvania
March 15, 2011

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(dollars in thousands, except per share data)

	December 31,	
	2010	2009
ASSETS		
Cash and due from banks	$33,339	$34,092
Interest bearing deposits in other banks	20,149	197
Federal funds sold	17,467	17,112
Cash and cash equivalents	70,955	51,401
Investment securities held to maturity	27,311	8,031
Loans held for sale	3,426	4,845
Loans receivable, net of allowance for loan losses of $29,871 and $34,693, respectively	778,937	814,234
Premises and equipment, net	28,327	29,104
Foreclosed real estate	20,955	21,574
Federal Home Loan Bank stock at cost	7,692	8,609
Accrued interest receivable and other assets	24,940	29,990
Total assets	$962,543	$967,788
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits	$714,776	$710,329
Long-term borrowings	115,000	125,000
Subordinated debentures	24,119	24,119
Accrued interest payable and other liabilities	2,548	2,109
Total Liabilities	856,443	861,557
Stockholders' Equity		
Preferred stock, $0.01 par value, 1,000,000 shares authorized:		
Preferred stock series "A", 437,500 shares issued and outstanding	4	4
Preferred stock series "B", 23,393 shares issued and outstanding	-	-
Common stock, $0.01 par value, 20,000,000 shares authorized; 10,066,679 shares issued and outstanding	101	101
Additional paid-in capital	74,352	73,920
Retained earnings	31,643	32,206
Total stockholders' equity	106,100	106,231
Total liabilities and stockholders' equity	$962,543	$967,788

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Years Ended December 31,		
Interest Income	2010	2009	2008
Loans, including fees	$49,154	$52,520	$61,703
Securities, taxable	245	104	74
Other	134	34	695
Total interest income	49,533	52,658	62,472
Interest Expense			
Deposits	13,735	19,782	25,950
Short-term borrowings	-	12	62
Long-term borrowings and subordinated debentures	5,594	6,257	7,491
Total interest expense	19,329	26,051	33,503
Net interest income	30,204	26,607	28,969
Provision for loan losses	5,744	31,402	7,481
Net interest income (loss) after provision for loan losses	24,460	(4,795)	21,488
Other Income			
Mortgage banking activities	843	316	339
Real estate commissions	594	690	1,035
Real estate management fees	573	677	664
Other	735	818	753
Total other income	2,745	2,501	2,791
Non-Interest Expenses			
Compensation and related expenses	9,583	9,377	9,117
Occupancy	1,466	1,365	1,640
Foreclosed real estate expenses, net	5,518	4,883	892
Legal	1,258	1,003	719
FDIC assessments and regulatory expense	2,282	2,156	726
Other	4,901	4,078	4,199
Total non-interest expenses	25,008	22,862	17,293
Income (loss) before income tax provision (benefit)	2,197	(25,156)	6,986
Income tax provision (benefit)	1,040	(9,928)	2,873
Net income (loss)	$1,157	($15,228)	$4,113
Amortization of discount on preferred stock	270	270	29
Dividends on preferred stock	1,450	1,430	165
Net income (loss) available to common stockholders	($563)	($16,928)	$3,919
Basic earnings (loss) per share	($0.06)	($1.68)	$0.39
Diluted earnings (loss) per share	($0.06)	($1.68)	$0.39

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2010, 2009, and 2008

(dollars in thousands, except per share data)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance – January 1, 2008	$ -	$101	$46,768	$48,407	$95,276
Comprehensive Income					
Net income	-	-	-	4,113	4,113
Stock-based compensation	-	-	128	-	128
Dividends on common stock ($.24 per share)	-	-	-	(2,416)	(2,416)
Dividend declared on Series A preferred stock ($.08 per share)	-	-	-	(35)	(35)
Series A preferred stock offering	4	-	3,249	-	3,253
Series B preferred stock offering	-	-	23,348	-	23,348
Amortization of discount on preferred stock	-	-	29	(29)	-
Balance - December 31, 2008	4	101	73,522	50,040	123,667
Comprehensive Loss					
Net loss	-	-	-	(15,228)	(15,228)
Stock-based compensation	-	-	128	-	128
Dividends on common stock ($.09 per share)	-	-	-	(906)	(906)
Dividend declared on Series A preferred stock ($.64 per share)	-	-	-	(280)	(280)
Dividend declared on Series B preferred stock	-	-	-	(1,150)	(1,150)
Amortization of discount on preferred stock	-	-	270	(270)	-
Balance - December 31, 2009	4	101	73,920	32,206	106,231
Comprehensive Income					
Net income	-	-	-	1,157	1,157
Stock-based compensation	-	-	162	-	162
Dividend declared on Series A preferred stock ($.64 per share)	-	-	-	(280)	(280)
Dividend declared on Series B preferred stock	-	-	-	(1,170)	(1,170)
Amortization of discount on preferred stock	-	-	270	(270)	-
Balance - December 31, 2010	$4	$101	$74,352	$31,643	$106,100

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Years Ended December 31,		
	2010	2009	2008
Cash Flows from Operating Activities			
Net income (loss)	$1,157	($15,228)	$4,113
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Amortization of deferred loan fees	(1,463)	(2,048)	(2,546)
Net amortization of premiums and Discounts	87	3	3
Provision for loan losses	5,744	31,402	7,481
Provision for depreciation	1,238	1,276	1,336
Provision for foreclosed real estate	3,451	3,911	932
Gain on sale of loans	(843)	(316)	(248)
(Gain) loss on sale of foreclosed real estate	449	15	(209)
Proceeds from loans sold to others	64,916	29,616	14,041
Loans originated for sale	(62,654)	(33,692)	(13,145)
Stock-based compensation expense	162	128	128
Deferred tax expense (benefit)	2,160	(9,194)	(1,839)
Decrease (increase) in accrued interest receivable and other assets	2,890	(8,532)	(147)
Increase (decrease) in accrued interest payable and other liabilities	439	(890)	(322)
Net cash provided by (used in) operating activities	17,733	(3,549)	9,578
Cash Flows from Investing Activities			
Purchase of investment securities held to maturity	(21,394)	(7,999)	-
Proceeds from maturing investment securities	2,000	1,000	1,000
Principal collected on mortgage backed securities	27	310	35
Net (increase) decrease in loans	6,879	23,940	(20,317)
Proceeds from sale of foreclosed real estate	21,286	9,708	8,173
Investment in foreclosed real estate	(430)	(413)	(92)
Investment in premises and equipment	(461)	(137)	(314)
Proceeds from disposal of premises and Equipment	-	24	-
Redemption of FHLB stock	917	85	1,478
Net cash provided by (used in) investing activities	8,824	26,518	(10,037)

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(dollars in thousands)

	Years Ended December 31,		
	2010	2009	2008
Cash Flows from Financing Activities			
Net increase in deposits	$4,447	$26,463	$31,093
Net decrease in short-term borrowings	-	-	(15,000)
Additional borrowed funds, long-term	-	-	30,000
Repayment of borrowed funds, long-term	(10,000)	(28,000)	(52,000)
Common stock dividends paid	-	(906)	(2,416)
Series "A" preferred stock dividend paid	(280)	(280)	(35)
Series "B" preferred stock dividend paid	(1,170)	(1,150)	-
Proceeds from sale of subordinated debentures	-	-	3,500
Proceeds from sale of Series A preferred stock, net	-	-	3,253
Proceeds from sale of Series B preferred stock, net	-	-	23,348
Payment of debt issuance costs	-	-	(245)
Net cash provided by (used in) financing activities	(7,003)	(3,873)	21,498
Increase in cash and cash equivalents	19,554	19,096	21,039
Cash and cash equivalents at beginning of year	51,401	32,305	11,266
Cash and cash equivalents at end of year	$70,955	$51,401	$32,305
Supplemental disclosure of cash flows information:			
Cash paid during year for:			
Interest	$19,395	$26,410	$33,417
Income taxes	$-	$2,295	$4,900
Transfer of loans to foreclosed real estate	$24,137	$28,478	$12,128

The accompanying notes to consolidated financial statements are an integral part of these statements.

Note 1 - Summary of Significant Accounting Policies

A. **Principles of Consolidation** - The consolidated financial statements include the accounts of Severn Bancorp, Inc. ("Bancorp"), and its wholly-owned subsidiaries, SBI Mortgage Company and SBI Mortgage Company's subsidiary, Crownsville Development Corporation, and its subsidiary, Crownsville Holdings I, LLC, and Severn Savings Bank, FSB (the "Bank"), and the Bank's subsidiaries, Louis Hyatt, Inc., Homeowners Title and Escrow Corporation, Severn Financial Services Corporation, SSB Realty Holdings, LLC, SSB Realty Holdings II, LLC, and HS West, LLC. All intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

Amounts in the prior year's consolidated financial statements have been reclassified whenever necessary to conform to the current year's presentation. Such reclassifications had no impact on net income.

B. **Business** - The Bank's primary business activity is the acceptance of deposits from the general public and the use of the proceeds for investments and loan originations. The Bank is subject to competition from other financial institutions. In addition, the Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Bancorp has no reportable segments. Management does not separately allocate expenses, including the cost of funding loan demand, between the retail and real estate operations of Bancorp. As such, discrete financial information is not available and segment reporting would not be meaningful.

C. **Estimates** - The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the fair value of foreclosed real estate, the evaluation of other than temporary impairment of investment securities and the valuation of deferred income tax assets.

D. **Investment Securities Held to Maturity** – Investment securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of held to maturity securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost and (2) the financial condition and near term prospects of the issuer.

E. **Loans Held for Sale** - Loans held for sale are carried at lower of cost or market value in the aggregate based on investor quotes. Net unrealized losses are recognized through a valuation allowance by charges to income. Mortgage loans held for sale are

Note 1 - Summary of Significant Accounting Policies - Continued

sold either with the mortgage servicing rights released or retained by the Bank. Gains and losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

F. **Loans** - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area. Multifamily residential, commercial, construction and other loan repayments are generally dependent on the operations of the related properties or the financial condition of its borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

A substantial portion of the Bank's loans receivable is mortgage loans secured by residential and commercial real estate properties located in the State of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. The Bank generally does not lend more than 80% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%.

In addition, the Bank generally obtains personal guarantees of repayment from borrowers and/or others for construction, commercial and multifamily residential loans and disburses the proceeds of construction and similar loans only as work progresses on the related projects.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

G. **Allowance for Loan Losses** - An allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the

Note 1 - Summary of Significant Accounting Policies - Continued

collectability of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Determining the amount of the allowance for loan losses requires the use of estimates and assumptions, which is permitted under generally accepted accounting principles. Actual results could differ significantly from those estimates. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. When a real estate secured loan becomes impaired, a decision is made as to whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

For loans secured by non-real estate collateral, such as accounts receivable, inventory and equipment, estimated fair values are determined based on the borrower's financial statements, inventory reports, accounts receivable agings or equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets.

For such loans that are classified as impaired, an allowance is established when the current market value of the underlying collateral less its estimated disposal costs is lower than the carrying value of that loan. For loans that are not solely collateral dependent, an allowance is established when the present value of the expected future cash flows of the impaired loan is lower than the carrying value of that loan. The general component relates to loans that are classified as doubtful, substandard or special mention that are not considered impaired, as well as non-classified loans. The general reserve is based on historical loss experience adjusted for qualitative factors. These qualitative factors include:

- Levels and trends in delinquencies and nonaccruals;
- Inherent risk in the loan portfolio;
- Trends in volume and terms of the loan;
- Effects of any change in lending policies and procedures;
- Experience, ability and depth of management;
- National and local economic trends and conditions; and
- Effect of any changes in concentration of credit.

Note 1 - Summary of Significant Accounting Policies - Continued

A loan is considered impaired if it meets either of the following two criteria:

- Loans that are 90 days or more in arrears (nonaccrual loans); or
- Loans where, based on current information and events, it is probable that a borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement.

Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans criticized special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherited in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass.

A loan is considered a troubled debt restructuring when Bancorp for economic or legal reasons relating to the borrowers financial difficulties grants a concession to the borrower that it would not otherwise consider. Loan modifications made with terms consistent with current market conditions that the borrower could obtain in the open market are not considered troubled debt restructurings.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

H. **Foreclosed Real Estate** - Real estate acquired through or in the process of foreclosure is recorded at fair value less estimated disposal costs. Management periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using estimates as described under the caption "Allowance for Loan Losses". In the event of a subsequent decline, management provides a specific reserve to reduce real estate acquired through foreclosure to fair value less estimated disposal cost. Expenses incurred on foreclosed real estate prior to disposition are charged to expense. Gains or losses on the sale of foreclosed real estate are recognized upon disposition of the property.

Note 1 - Summary of Significant Accounting Policies - Continued

I. **Transfers of Financial Assets** – Transfers of financial assets, including loan and loan participation sales, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Bancorp, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) Bancorp does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

J. **Premises and Equipment** - Premises and equipment are carried at cost less accumulated depreciation. Depreciation and amortization of premises and equipment is accumulated by the use of the straight-line method over the estimated useful lives of the assets. Additions and improvements are capitalized, and charges for repairs and maintenance are expensed when incurred. The related cost and accumulated depreciation are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income.

K. **Statement of Cash Flows** - In the statement of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, Federal Home Loan Bank of Atlanta overnight deposits, and federal funds sold. Generally, federal funds are sold for one day periods.

L. **Income Taxes** - Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amount will be realized based on consideration of available evidence.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that current available evidence about the future raises doubt about the likelihood of a deferred tax asset being realized, a valuation allowance is established. The judgment about the level of future taxable income is inherently subjective and is reviewed on a continual basis as regulatory and business factors change.

Bancorp recognizes interest and penalties on income taxes as a component of income tax expense.

M. **Earnings Per Share** - Basic earnings (loss) per share of common stock for the years ended December 31, 2010, 2009 and 2008 is computed by dividing net income (loss) available to common stockholders by 10,066,679, the weighted average number of shares of common stock outstanding for each year. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by Bancorp relate to outstanding stock options, warrants, and convertible preferred stock, and are determined using the treasury stock method. Diluted earnings per share of common stock for the years ended December 31, 2010, 2009 and 2008, is computed by dividing net income (loss) for each year by 10,066,679, for each year the weighted average number of diluted shares of common stock.

Note 1 - Summary of Significant Accounting Policies – Continued

N. **Advertising Cost -** Advertising cost is expensed as incurred and totaled $422,000, $370,000 and $476,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

O. **Recent Accounting Pronouncements -** In December 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update "ASU" 2011-01. The amendments in this update temporarily delay the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities. Under the existing effective date in Update 2010-20, public-entity creditors would have provided disclosures about troubled debt restructurings for the periods beginning on or after December 15, 2010. The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011.

In June 2010, the FASB issued ASU 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,* which will help investors assess the credit risk of a company's receivables portfolio and the adequacy of its allowance for credit losses held against the portfolios by expanding credit risk disclosures.

This ASU requires more information about the credit quality of financing receivables in the disclosures to financial statements, such as aging information and credit quality indicators. Both new and existing disclosures must be disaggregated by portfolio segment or class. The disaggregation of information is based on how a company develops its allowance for credit losses and how it manages its credit exposure.

The amendments in this update apply to all public and nonpublic entities with financing receivables. Financing receivables include loans and trade accounts receivable. However, short-term trade accounts receivable, receivables measured at fair value or lower of cost or fair value, and debt securities are exempt from these disclosure amendments.

The effective date of ASU 2010-20 differs for public and nonpublic companies. For public companies, the amendments that require disclosures as of the end of a reporting period are effective for periods ending on or after December 15, 2010. The amendments that require disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010. The adoption of this amendment did not have a material impact on Bancorp's consolidated results of operations or financial position.

Note 1 - Summary of Significant Accounting Policies - Continued

In January 2010, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.* This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. The FASB's objective is to improve these disclosures and, thus increase the transparency in financial reporting. Specifically, ASU 2010-6 amends Codification Subtopic 820-10 to now require:

- A reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and
- In the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements.

In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures:

- For purposes of reporting fair value measurements for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and
- A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this amendment did not have a material impact on Bancorp's consolidated results of operations or financial position.

P. **Subsequent Events –** Bancorp has evaluated events and transactions occurring subsequent to December 31, 2010, the date of the consolidated statements of financial condition, for items that should potentially be recognized or disclosed in the consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were issued.

Q. **Concentration of Credit Risk –** From time to time, the Bank will maintain balances with its correspondent bank that exceed the $250,000 federally insured deposit limit. Management routinely evaluates the credit worthiness of the correspondent bank and does not feel they pose a significant risk to the Bancorp.

Note 2 - Investment Securities

The amortized cost and fair value of investment securities held to maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(dollars in thousands)		
December 31, 2010:				
US Treasury securities	$21,104	$223	$(2)	$21,325
US Agency securities	5,233	-	(37)	5,196
US Government sponsored mortgage-backed securities	974	61	-	1,035
Total	$27,311	$284	$(39)	$27,556
December 31, 2009:				
US Treasury securities	$6,999	$23	$(1)	$7,021
US Government sponsored mortgage-backed securities	1,032	15	(13)	1,034
Total	$8,031	$38	$(14)	$8,055

As of December 31, 2010 and 2009, there was $8,760,000 and $1,743,000, respectively, of US Treasury securities or mortgage-backed securities pledged by Bancorp as collateral for borrowers' letters of credit with Anne Arundel County.

The following tables show fair value and unrealized losses, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position as of December 31, 2010 and 2009. Included in the table for 2010 are one US Treasury security and five US Agency securities. Management believes that the unrealized losses are the result of interest rate levels differing from those existing at the time of purchase of the securities and actual and estimated prepayment speeds. The Bank does not consider any of these securities to be other than temporarily impaired at December 31, 2010, because the unrealized losses are related primarily to changes in market interest rates and widening of sector spreads and are not necessarily related to the underlying credit quality of the issuers of the securities.

Note 2 - Investment Securities – Continued

In addition, the Bank does not intend to sell, nor does it believe that it will more likely than not be required to sell, any impaired securities prior to a recovery of amortized cost.

	Less than 12 months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2010:			(dollars in thousands)			
US Treasury securities	$1,033	$(2)	$-	$(-)	$1,033	$(2)
US Agency securities	5,196	(37)	-	(-)	5,196	(37)
Total	$6,229	$(39)	$-	$(-)	$6,229	$(39)
December 31, 2009:						
US Treasury securities	$991	$(1)	$-	$(-)	$991	$(1)
US Government sponsored mortgage-backed securities	-	(-)	267	(13)	267	(13)
Total	$991	$(1)	$267	$(13)	$1,258	$(14)

The amortized cost and estimated fair value of debt securities as of December 31, 2010, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity (dollars in thousands)	
	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 8,011	$ 8,026
Due from one year to five years	18,326	18,495
US Government sponsored Mortgage-backed securities	974	1,035
	$27,311	$27,556

Note 3 - Loans Receivable

Loans receivable consist of the following:

	December 31	
	2010	2009
	(dollars in thousands)	
Residential mortgage, total	$326,255	$343,931
Individually evaluated for impairment	59,189	
Collectively evaluated for impairment	267,066	
Construction, land acquisition and development, total	144,098	198,933
Individually evaluated for impairment	21,937	
Collectively evaluated for impairment	122,161	
Land, total	63,155	71,772
Individually evaluated for impairment	10,196	
Collectively evaluated for impairment	52,959	
Lines of credit, total	36,642	31,138
Individually evaluated for impairment	4,564	
Collectively evaluated for impairment	32,078	
Commercial real estate, total	212,477	204,596
Individually evaluated for impairment	23,683	
Collectively evaluated for impairment	188,794	
Commercial non-real estate, total	8,434	6,923
Individually evaluated for impairment	305	
Collectively evaluated for impairment	8,129	
Home equity, total	43,501	42,365
Individually evaluated for impairment	975	
Collectively evaluated for impairment	42,526	
Consumer, total	1,302	1,259
Individually evaluated for impairment	61	
Collectively evaluated for impairment	1,241	
Total Loans	835,864	900,917
Individually evaluated for impairment	120,910	
Collectively evaluated for impairment	714,954	
Less		
Loans in process	(23,851)	(48,095)
Allowance for loan losses	(29,871)	(34,693)
Deferred loan origination fees and costs, net	(3,205)	(3,895)
	$778,937	$814,234

Note 3 - Loans Receivable - Continued

The following is a summary of the allowance for loan losses for the years ended December 31, 2010, 2009 and 2008 (dollars in thousands):

2010	Total	Residential Mortgage	Acquisition and Development	Land	Lines of Credit	Commercial Real Estate	Commercial Non-Real Estate	Home Equity	Consumer
Beginning Balance	$34,693	$19,621	$1,492	$5,539	$20	$5,506	$82	$2,425	$8
Provision	5,744	3,443	2,505	1,782	438	(1,034)	49	(1,446)	7
Charge-offs	(10,666)	(6,825)	(-)	(3,096)	(-)	(523)	(-)	(217)	(5)
Recoveries	100	100	-	-	-	-	-	-	-
Ending Balance	$29,871	$16,339	$3,997	$4,225	$458	$3,949	$131	$762	$10
Loans individually evaluated for impairment	$14,540	$8,149	$2,645	$2,282	$264	$766	$-	$434	$-
Loans collectively evaluated for impairment	$15,331	$8,190	$1,352	$1,943	$194	$3,183	$131	$328	$10
2009									
Beginning Balance	$14,813								
Provision	31,402								
Charge-offs	(11,579)								
Recoveries	57								
Ending Balance	$34,693								
2008									
Beginning Balance	$10,781								
Provision	7,481								
Charge-offs	(3,449)								
Recoveries	-								
Ending Balance	$14,813								

Note 3 - Loans Receivable - Continued

The allowance for loan losses is based on management's judgment and evaluation of the loan portfolio. Management assesses the adequacy of the allowance for loan losses and the need for any addition thereto, by considering the nature and size of the loan portfolio, overall portfolio quality, review of specific problem loans, economic conditions that may affect the borrowers' ability to pay or the value of property securing loans, and other relevant factors. While management believes the allowance was adequate as December 31, 2010, changing economic and market conditions may require future adjustments to the allowance for loan losses.

The following table presents Bancorp's non-performing assets as of December 31, 2010 and December 31, 2009 (dollars in thousands):

	December 31, 2010	Number of loans	December 31, 2009	Number of loans
Loans accounted for on a non-accrual basis:				
Residential mortgage	$18,778	46	$33,391	84
Home equity	118	2	536	7
Lines of credit	4,265	8	-	-
Commercial real estate	1,927	6	7,400	12
Acquisition and development	15,160	17	-	-
Land	5,890	21	19,425	28
Commercial non-real estate	-	-	56	1
Consumer	26	2	-	-
Total non-accrual loans	$46,164	102	$60,808	132
Accruing loans greater than 90 days past due	$-		$ -	
Foreclosed real-estate	$20,955		$21,574	
Total non-performing assets	$67,119		$82,382	
Total troubled debt restructurings	$58,729	108	$44,716	78
Total non-accrual loans to net loans	5.9%		7.5%	
Allowance for loan losses	$29,871		$34,693	
Allowance to total loans	3.7%		4.1%	
Allowance for loan losses to total non-performing loans, including loans contractually past due 90 days or more	64.7%		57.1%	
Total non-accrual and accruing loans greater than 90 days past due to total assets	4.8%		6.3%	
Total non-performing assets to total assets	7.0%		8.5%	

Note 3 - Loans Receivable - Continued

The following tables summarize impaired loans at December 31, 2010 (dollars in thousands):

	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance	Total Impaired Loans	
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
December 31, 2010					
Residential mortgage	$38,251	$8,149	$20,938	$59,189	$59,189
Home equity	568	434	407	975	975
Lines of credit	836	264	3,728	4,564	4,564
Commercial real estate	3,975	766	19,708	23,683	23,683
Acquisition and development	17,273	2,645	4,664	21,937	21,937
Land	6,567	2,282	3,629	10,196	10,196
Commercial non-real estate	-	-	305	305	305
Consumer	-	-	61	61	61
Total Impaired loans	$67,470	$14,540	$53,440	$120,910	$120,910

	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance		Total Impaired Loans	
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
December 31, 2010						
Residential mortgage	$39,382	$1,508	$21,611	$1,057	$60,993	$2,565
Home equity	568	21	407	17	975	38
Lines of credit	985	167	3,294	115	4,279	282
Commercial real estate	4,034	248	19,838	1,420	23,872	1,668
Acquisition and development	19,327	1,212	5,307	303	24,634	1,515
Land	6,572	288	3,772	492	10,344	780
Commercial non-real estate	-	-	900	45	900	45
Consumer	-	-	61	-	61	-
Total Impaired loans	$70,868	$3,444	$55,190	$3,449	$126,058	$6,893

Changes in impaired loans during 2010 are as follows (dollars in thousands):

Impaired loans at December 31, 2009	$122,941
Added to impaired loans	62,025
Gross loans transferred to foreclosed real estate	(32,283)
Paid off prior to foreclosure	(31,773)
Impaired loans at December 31, 2010	$120,910

Note 3 - Loans Receivable - Continued

Included in the above impaired loans amount at December 31, 2010 is $74,746,000 of loans that are not in non-accrual status. In addition, there was a total of $59,189,000 of residential real estate loans included in impaired loans at December 31, 2010, of which $45,731,000 were to consumers and $13,458,000 to builders. The collateral supporting impaired loans is individually reviewed by management to determine its estimated fair market value, less estimated disposal cost and a specific allowance is established, if necessary, for the difference between the carrying amount of any loan and the estimated fair value of the collateral less estimated disposal cost.

Of the impaired loans, $67,470,000 and $65,886,000 had a specific valuation allowance of $14,540,000 and $15,483,000 at December 31, 2010 and 2009, respectively. Impaired loans averaged $126,058,000 during 2010, $105,484,000 during 2009 and $43,342,000 during 2008. Interest income recognized on these loans totaled $6,893,000 during 2010, $4,073,000 during 2009 and $2,794,000 during 2008.

The following table presents the classes of the loan portfolio summarized by the aggregate Pass and the criticized categories of Special Mention, Substandard and Doubtful within the internal risk rating system as of December 31, 2010 (dollars in thousands):

	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2010					
Residential mortgage	$281,027	$9,999	$35,229	$-	$326,255
Home equity	41,030	1,497	974	-	43,501
Lines of credit	28,979	2,796	4,867	-	36,642
Commercial real estate	197,031	3,667	11,779	-	212,477
Acquisition and development	105,052	13,481	25,565	-	144,098
Land	48,384	5,708	9,063	-	63,155
Commercial non-real estate	8,091	38	305	-	8,434
Consumer	1,243	-	59	-	1,302
Total Impaired loans	$710,837	$37,186	$87,841	$-	$835,864

Interest income that would have been recorded under the original terms of non-accrual loans and the interest income actually recognized for the years ended December 31, are summarized below:

	2010	2009	2008
		(dollars in thousands)	
Interest income that would have been recorded	$4,905	$4,588	$4,430
Interest income recognized	2,599	1,271	2,045
Interest income not recognized	$2,306	$3,317	$2,385

Note 3 - Loans Receivable - Continued

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of December 31, 2010 (dollars in thousands):

	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days+ Past Due	Total Past Due	Non-Accrual	Total Loans
December 31, 2010							
Residential mortgage	$297,793	$5,028	$4,656	$-	$9,684	$18,778	$326,255
Home equity	43,138	115	130	-	245	118	43,501
Lines of credit	29,465	854	2,058	-	2,912	4,265	36,642
Commercial real estate	206,434	3,058	1,058	-	4,116	1,927	212,477
Acquisition and development	122,858	1,950	4,130	-	6,080	15,160	144,098
Land	52,492	3,865	908	-	4,773	5,890	63,155
Commercial non-real estate	8,434	-	-	-	-	-	8,434
Consumer	1,272	4	-	-	4	26	1,302
Total Impaired loans	$761,886	$14,874	$12,940	$-	$27,814	$46,164	$835,864

Mortgage loans serviced for others not included in the accompanying consolidated statements of financial condition totaled $82,082,000 and $82,878,000 at December 31, 2010 and 2009, respectively.

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statement of financial condition. The contract amounts of these instruments express the extent of involvement the Bank has in each class of financial instruments.

The Bank's exposure to credit loss from non-performance by the other party to the above mentioned financial instruments is represented by the contractual amount of those instruments.

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless otherwise noted, the Bank requires collateral or other security to support financial instruments with off-balance-sheet credit risk.

Note 3 - Loans Receivable - Continued

Financial Instruments Whose Contract Amounts Represent Credit Risk	Contract Amount At December 31,	
	2010	2009
	(dollars in thousands)	
Standby letters of credit	$17,959	$11,935
Home equity lines of credit	14,340	19,005
Unadvanced construction commitments	26,662	48,095
Mortgage loan commitments	5,827	1,211
Lines of credit	25,833	23,356
Loans sold with limited repurchase provisions	$37,943	$16,345

Standby letters of credit are conditional commitments issued by the Bank guaranteeing performance by a customer to various municipalities. These guarantees are issued primarily to support performance arrangements, limited to real estate transactions. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2010 and 2009 for guarantees under standby letters of credit issued is not material.

Home equity lines of credit are loan commitments to individuals as long as there is no violation of any condition established in the contract. Commitments under home equity lines expire ten years after the date the loan closes and are secured by real estate. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

Unadvanced construction commitments are loan commitments made to borrowers for both residential and commercial projects that are either in process or are expected to begin construction shortly.

Mortgage loan commitments not reflected in the accompanying statements of financial condition at December 31, 2010 include $5,669,000 at a fixed range of 3.625% to 6.25% and $158,000 at floating rates.

Lines of credit are loan commitments to individuals and companies as long as there is no violation of any condition established in the contract. Lines of credit have a fixed expiration date. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

The Bank has entered into several agreements to sell mortgage loans to third parties. The loans sold under these agreements for the years ended December 31, 2010, 2009 and 2008 were $59,113,000, $31,346,000 and $13,793,000, respectively. These agreements contain limited provisions that require the Bank to repurchase a loan if the loan becomes delinquent within the terms specified by the agreement. The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers. No amount has been recognized in the consolidated statement of financial condition at December 31, 2010 and 2009 as a liability for credit loss related to these loans. The Bank has never had to repurchase a loan under these agreements.

Note 4 - Premises and Equipment

Premises and equipment are summarized by major classification as follows:

	December 31,		Estimated
	2010	2009	Useful Lives
	(dollars in thousands)		
Land	$1,537	$1,537	-
Building	29,023	29,023	39 Years
Leasehold improvements	1,161	1,155	15-27.5 Years
Furniture, fixtures and equipment	3,143	2,688	3-10 Years
Total at cost	34,864	34,403	
Accumulated depreciation	(6,537)	(5,299)	
	$28,327	$29,104	

Depreciation expense was $1,238,000, $1,276,000, and $1,336,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Bancorp has four retail branch locations in Anne Arundel County, Maryland, of which it owns three and leases the fourth from a third party. The lease expired July 2010, with the option to renew the lease for two additional five year terms. The Bank is in the process of exercising the lease option. In addition, the Bank leases office space in Annapolis, Maryland from a third party. The lease expires January 2016, with the option to renew the lease for one additional five year term.

The minimum future annual rental payments on leases are as follows:

Years Ended December 31, (in thousands)	
2011	$96
2012	96
2013	96
2014	96
2015	71
Thereafter	3

Total rent expense was $95,000, $94,000, and $91,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 5 – Foreclosed Real Estate

As of December 31, 2010, Bancorp had foreclosed real estate consisting of 67 residential properties with a carrying value of $20,955,000. During the year ended December 31, 2010, Bancorp sold a total of 78 properties previously included in foreclosed real estate. The properties sold during 2010 had a combined net book value of $21,735,000 after total write-downs taken subsequent to their transfer from loans to foreclosed real estate of $3,297,000, and were sold at a combined net loss of $449,000. In addition, Bancorp incurred $1,083,000 in expenses related to the sale of the properties. The following table summarizes the changes in foreclosed real estate for the years ended December 31, 2010 and 2009 (dollars in thousands):

Foreclosed real estate at December 31, 2008	$ 6,317
Transferred from impaired loans, net of specific reserves of $7,453	28,478
Property improvements	413
Additional write downs	(3,911)
Property sold	(9,723)
Foreclosed real estate at December 31, 2009	21,574
Transferred from impaired loans, net of specific reserves of $8,146	24,137
Property improvements	430
Additional write downs	(3,451)
Property sold	(21,735)
Foreclosed real estate at December 31, 2010	$ 20,955

Note 6 - Investment in Federal Home Loan Bank of Atlanta Stock

The Bank is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta ("FHLB") in an amount equal to at least 1% of the unpaid principal balances of the Bank's residential mortgage loans or 1/20 of its outstanding advances from the FHLB, whichever is greater. Purchases and sales of stock are made directly with the FHLB at par value.

Note 7 – Deposits

Deposits in the Bank as of December 31, 2010 and 2009 consisted of the following:

	2010		2009	
Category	Amount	Percent	Amount	Percent
	(dollars in thousands)			
NOW accounts	$13,465	1.88%	$12,898	1.82%
Money market accounts	41,168	5.76%	49,797	7.01%
Passbooks	222,183	31.08%	184,311	25.95%
Certificates of deposit	420,133	58.78%	447,889	63.05%
Non-interest bearing accounts	17,827	2.50%	15,434	2.17%
Total deposits	$714,776	100.00%	$710,329	100.00%

Note 7 – Deposits - continued

At December 31, 2010 scheduled maturities of certificates of deposit are as follows:

	Amount
	(dollars in thousands)
One year or less	$172,161
More than 1 year to 2 years	169,745
More than 2 years to 3 years	63,787
More than 3 years to 4 years	6,530
More than 4 years to 5 years	7,910
	$420,133

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $185,716,000 and $209,068,000 at December 31, 2010 and 2009, respectively.

Interest expense on deposits is summarized as follows:

	For Years Ended December 31,		
	2010	2009	2008
	(dollars in thousands)		
NOW accounts	$52	$65	$102
Money market accounts	405	626	1,295
Passbooks	2,982	2,589	633
Certificates of deposit	10,296	16,502	23,920
	$13,735	$19,782	$25,950

Note 8 - Federal Home Loan Bank Advances

The Bank's credit availability under the FHLB of Atlanta's credit availability program was $194,360,000 and $297,140,000 at December 31, 2010 and 2009, respectively. The Bank is able to borrow up to 20% of total assets. There were no short-term borrowings with the FHLB at December 31, 2010 and 2009. Long-term advances outstanding were $115,000,000 and $125,000,000 at December 31, 2010 and 2009, respectively. The maturities of these long-term advances at December 31, 2010 are as follows (dollars in thousands):

Rate	Amount	Maturity
-%	$ -	2011
-%	-	2012
-%	-	2013
2.940% to 4.210%	25,000	2014
3.710% to 4.340%	40,000	2015
2.580% to 4.050%	50,000	Thereafter
	$115,000	

The Bank's stock in the FHLB of Atlanta is pledged as security for the advances and under a blanket floating lien security agreement with the FHLB of Atlanta. The Bank is required to maintain as collateral for its advances, qualified loans in varying amounts depending on the loan type. Loans with an approximate fair value of $233,215,000 are pledged as collateral at December 31, 2010.

Note 9 - Subordinated Debentures

As of December 31, 2010, Bancorp had outstanding approximately $20,619,000 principal amount of Junior Subordinated Debt Securities Due 2035 (the "2035 Debentures"). The 2035 Debentures were issued pursuant to an Indenture dated as of December 17, 2004 (the "2035 Indenture") between Bancorp and Wells Fargo Bank, National Association as Trustee. The 2035 Debentures pay interest quarterly at a floating rate of interest of 3-month LIBOR (0.29% December 31, 2010) plus 200 basis points, and mature on January 7, 2035. Payments of principal, interest, premium and other amounts under the 2035 Debentures are subordinated and junior in right of payment to the prior payment in full of all senior indebtedness of Bancorp, as defined in the 2035 Indenture. The 2035 Debentures became redeemable, in whole or in part, by Bancorp on January 7, 2010.

The 2035 Debentures were issued and sold to Severn Capital Trust I (the "Trust"), of which 100% of the common equity is owned by Bancorp. The Trust was formed for the purpose of issuing corporation-obligated mandatorily redeemable Capital Securities ("Capital Securities") to third-party investors and using the proceeds from the sale of such Capital Securities to purchase the 2035 Debentures. The 2035 Debentures held by the Trust are the sole assets of the Trust. Distributions on the Capital Securities issued by the Trust are payable quarterly at a rate per annum equal to the interest rate being earned by the Trust on the 2035 Debentures. The Capital Securities are subject to mandatory redemption, in whole or in part, upon repayment of the 2035 Debentures. Bancorp has entered into an agreement which, taken collectively, fully and unconditionally guarantees the Capital Securities subject to the terms of the guarantee. $17,000,000 of the proceeds from Bancorp's issuance of the debentures was contributed to the Bank, and qualifies as Tier 1 capital for the Bank under Federal Reserve Board guidelines.

On November 15, 2008, Bancorp completed a private placement offering consisting of a total of 70 units, at an offering price of $100,000 per unit, for gross proceeds of $7.0 million. Each unit consisted of 6,250 shares of Bancorp's Series A 8.0% Non-Cumulative Convertible Preferred Stock and Bancorp's Subordinated Note in the original principal amount of $50,000.

The Subordinated Notes earn interest at an annual rate of 8.0%, payable quarterly in arrears on the last day of March, June, September and December commencing December 31, 2008. The Subordinated Notes are redeemable in whole or in part at the option of Bancorp at any time beginning on December 31, 2009 until maturity, which is December 31, 2018. Debt issuance costs totaled $245,000 and are being amortized over 10 years.

Note 10 – Employee Benefit Plans

The Bank has a 401(k) Retirement Savings Plan. Employees may contribute a percentage of their salary up to the maximum amount allowed by law. The Bank is obligated to contribute 50% of the employee's contribution, not to exceed 6% of the employee's annual salary. All employees who have completed one year of service with the Bank are eligible to participate. The Bank's contribution to this plan was $127,000, $130,000 and $124,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

The Bank has an Employee Stock Ownership Plan ("ESOP") for the exclusive benefit of participating employees. The Bank recognized ESOP expense of $140,000, $140,000 and $142,000 for the years ended December 31, 2010, 2009 and 2008, and had unallocated shares in the plan totaling 29,807 and 2,100 as of December 31, 2010 and 2009, respectively. The fair value of the unallocated shares at December 31, 2010 was $103,000.

Note 11 - Stockholders' Equity

As part of the private placement offering discussed in Note 9, Bancorp issued a total of 437,500 shares of its Series A 8.0% Non-Cumulative Convertible Preferred Stock ("Series A Preferred Stock"). The liquidation preference is $8.00 per share. Holders of Series A Preferred Stock will not be entitled to any further distribution on the Series A Preferred Stock. Each share of Series A Preferred Stock is convertible at the option of the holder into one share of Bancorp common stock, subject to adjustment upon certain corporate events. The initial conversion rate is equivalent to an initial conversion price of $8.00 per share of Bancorp common stock. At the option of Bancorp, on and after December 31, 2013, at any time and from time to time, some or all of the Series A Preferred Stock may be converted into shares of Bancorp common stock at the then-applicable conversion rate. Costs related to the issuance of the preferred stock totaled $247,000 and were netted against the proceeds.

If declared by Bancorp's board of directors, cash dividends at an annual rate of 8.0% will be paid quarterly in arrears on the last day of March, June, September and December commencing December 31, 2008. Dividends will not be paid on Bancorp common stock in any quarter until the dividend on the Series A Preferred Stock has been paid for such quarter; however, there is no requirement that Bancorp's board of directors declare any dividends on the Series A Preferred Stock and any unpaid dividends shall not be cumulative.

On November 21, 2008, Bancorp entered into an agreement with the United States Department of the Treasury ("Treasury"), pursuant to which Bancorp issued and sold (i) 23,393 shares of its Series B Fixed Rate Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation preference $1,000 per share, (the "Series B Preferred Stock") and (ii) a warrant (the "Warrant") to purchase 556,976 shares of Bancorp's common stock, par value $0.01 per share, for an aggregate purchase price of $23,393,000. Costs related to the issuance of the preferred stock and warrants totaled $45,000 and were netted against the proceeds.

The Series B Preferred Stock qualifies as Tier 1 capital and will pay cumulative compounding dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Series B Preferred Stock may be redeemed by Bancorp after three years. Prior to the end of three years, the Series B Preferred Stock may not be redeemed by Bancorp except with proceeds from one or more Qualified Equity Offerings, as defined in the Purchase Agreement.

The Series B Preferred Stock has no maturity date and ranks pari passu with Bancorp's existing Series A Preferred Stock, in terms of dividend payments and distributions upon liquidation, dissolution and winding up of Bancorp.

The Series B Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect the Series B Preferred Stock. If dividends on the Series B Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more, whether consecutive or not, Bancorp's authorized number of directors will be automatically increased by two and the holders of the Series B Preferred Stock, voting together with holders of any then outstanding voting parity stock, will have the right to elect those directors at Bancorp's next annual meeting of stockholders or at a special meeting of stockholders called for that purpose. These preferred share directors will be elected annually and serve until all accrued and unpaid dividends on the Series B Preferred Stock have been paid.

The Warrant has a 10-year term and is immediately exercisable at an exercise price of $6.30 per share of Common Stock. The exercise price and number of shares subject to the Warrant are both subject to anti-dilution adjustments. Pursuant to the Purchase Agreement, Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued upon exercise of the Warrant.

Note 11 - Stockholders' Equity - Continued

Bancorp's ability to declare dividends on its common stock are limited by the terms of Bancorp's Series A preferred stock and Series B preferred stock. Bancorp may not declare or pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, or make any guarantee payment with respect to its common stock in any quarter until the dividend on the Series A Preferred Stock has been declared and paid for such quarter, subject to certain minor exceptions. Additionally, prior to November 21, 2011, unless Bancorp has redeemed the Series B preferred stock or the Treasury Department has transferred the Series B preferred stock to a third party, Bancorp may not, without the consent of the Treasury (1) declare or pay any dividend or make any distribution on its common stock (other than regular quarterly cash dividends of not more than $0.06 per share) or (2) redeem, purchase or acquire any shares of Bancorp's common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Letter Agreement with the Treasury Department.

Additionally, under the terms of Bancorp's 2035 Debentures, if (i) there has occurred and is continuing an event of default, (ii) Bancorp is in default with respect to payment of any obligations under the related guarantee or (iii) Bancorp has given notice of its election to defer payments of interest on the 2035 Debentures by extending the interest distribution period as provided in the indenture governing the 2035 Debentures and such period, or any extension thereof, has commenced and is continuing, then Bancorp may not, among other things, declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock, including common stock.

Note 12- Stock-Based Compensation

Bancorp has a stock-based compensation plan for directors, officers, and other key employees of Bancorp. The aggregate number of shares of common stock that may be issued with respect to the awards granted under the plan is 500,000 plus any shares forfeited under Bancorp's old stock-based compensation plan. Under the terms of the plan, Bancorp has the ability to grant various stock compensation incentives, including stock options, stock appreciation rights, and restricted stock. The stock-based compensation is granted under terms and conditions determined by the Compensation Committee of the Board of Directors. Under the stock based compensation plan, stock options generally have a maximum term of ten years, and are granted with an exercise price at least equal to the fair market value of the common stock on the date the options are granted. Generally, options granted to directors of Bancorp vest immediately, and options granted to officers and employees vest over a five-year period, although the Compensation Committee has the authority to provide for different vesting schedules.

Bancorp follows FASB ASC 718, Compensation – Stock Compensation (FASB ASC 718) to account for stock-based compensation. FASB ASC 718 requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the statement of operations at fair value. FASB ASC 718 requires an entity to recognize the expense of employee services received in share-based payment transactions and measure the expense based on the grant date fair value of the award. The expense is recognized over the period during which an employee is required to provide service in exchange for the award. Stock-based compensation expense included in the consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008 totaled $162,000 in 2010 and $128,000 in 2009 and 2008. There was no income tax benefit recognized in the consolidated statements of operations for stock-based compensation for the years ended December 31, 2010, 2009 and 2008.

There were 100,000 options granted in 2010 and 0 options granted in 2009 and 2008.

Note 12- Stock-Based Compensation – Continued

Information regarding Bancorp's stock option plan as of and for the years ended December 31, 2010 and 2009 is as follows:

	Shares	Weighted Average Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Options outstanding, December 31, 2008	114,950	$ 15.87		
Options granted	-	-		
Options exercised	-	-		
Options forfeited	(4,235)	15.62		$-
Options outstanding, December 31, 2009	110,715	15.88		
Options granted	100,000	4.21		
Options exercised	-	-		
Options forfeited	(19,965)	15.62		
Options outstanding, December 31, 2010	190,750	$ 9.79	2.29	$-
Options exercisable, December 31, 2010	103,801	$14.14	0.78	$-
Option price range at December 31, 2010		$4.13 to $17.18		

Bancorp recognized $162,000, $128,000 and $128,000 of expense for the years ended December 31, 2010, 2009 and 2008, respectively, for stock-based compensation. The stock-based compensation expense amounts were derived using the Black-Scholes option-pricing model. The following weighted average assumptions were used to value options granted in current and prior periods presented.

	2010	2009	2008
Expected life of options	4.91 years	4.83 years	4.83 years
Risk-free interest rate	3.60%	4.59%	4.59%
Expected volatility	55.94%	53.66%	53.66%
Expected dividend yield	2.52%	4.54%	4.54%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Bancorp's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Note 12- Stock-Based Compensation – Continued

The following table summarizes the nonvested options in Bancorp's stock option plan as of December 31, 2010.

	Shares	Weighted Average Grant Date Fair Value
Nonvested options outstanding, December 31, 2009	23,716	$15.90
Nonvested options granted	100,000	4.21
Nonvested options vested	(16,802)	5.21
Nonvested options forfeited	(19,965)	15.62
Nonvested options outstanding, December 31, 2010	86,949	$4.59

As of December 31, 2010, there was $197,000 of total unrecognized stock-based compensation cost related to non-vested stock options, which is expected to be recognized over a period of fifty-one months.

Note 13- Regulatory Matters

The Bank is required to maintain an average daily balance with the Federal Reserve Bank in a non-interest bearing account. The amount in such account at December 31, 2010 was $300,000.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bancorp's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2010, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2010, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are also presented in the table.

Note 13- Regulatory Matters – Continued

The following table presents the Bank's actual capital amounts and ratios at December 31, 2010 and 2009:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
			(dollars in thousands)			
December 31, 2010						
Tangible (1)	$117,733	12.3%	$14,340	1.50%	N/A	N/A
Tier I capital (2)	117,733	15.6%	N/A	N/A	$45,342	6.00%
Core (1)	117,733	12.3%	38,240	4.00%	47,800	5.00%
Total (2)	127,175	16.8%	60,456	8.00%	75,570	10.00%
December 31, 2009						
Tangible (1)	$112,340	11.8%	$14,431	1.50%	N/A	N/A
Tier I capital (2)	112,340	14.4%	N/A	N/A	$46,579	6.00%
Core (1)	112,340	11.8%	38,483	4.00%	48,104	5.00%
Total (2)	122,032	15.7%	62,105	8.00%	77,632	10.00%

(1) To adjusted total assets.
(2) To risk-weighted assets.

On November 23, 2009, Bancorp and the Bank entered into supervisory agreements with its regulators. The agreements require, among other things, in accordance with specific guidelines set forth in the agreements, that the Bank revise its policies regarding problem assets, revise its allowance for loan and lease losses policies, revise policies and procedures for the use of interest reserves, develop and implement a program for managing risks associated with concentrations of credit, revise its loan modification policy and furnish written quarterly progress reports to its regulators detailing the actions taken to comply with the agreements. In addition, Bancorp and the Bank must obtain prior regulatory approval before any dividends or capital distributions can be made. Bancorp's main source of income is dividends from the Bank. As a result, Bancorp's dividends to its shareholders will depend primarily upon receipt of dividends from the Bank and compliance with the supervisory agreements. Management believes that Bancorp and the Bank are in compliance with these agreements at December 31, 2010.

Note 14 - Income Taxes

The income tax provision (benefit) consists of the following for the years ended December 31:

	2010	2009	2008
		(dollars in thousands)	
Current			
Federal	$(1,005)	$(617)	$3,747
State	(115)	(117)	965
	(1,120)	(734)	4,712
Deferred			
Federal	1,741	(7,342)	(1,461)
State	419	(1,852)	(378)
	2,160	(9,194)	(1,839)
Total income tax provision (benefit)	$1,040	$(9,928)	$2,873

The amount computed by applying the statutory federal income tax rate to income (loss) before taxes is less than the tax provision (benefit) for the following reasons for the years ended December 31:

	2010		2009		2008	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax (Loss)	Amount	Percent of Pretax Income
			(dollars in thousands)			
Statutory Federal income tax rate	$747	34.0%	$(8,553)	34.0%	$2,375	34.0%
State tax net of Federal income tax benefit	201	9.1%	(1,384)	5.5%	387	5.5%
Other adjustments	92	4.2%	9	0%	111	1.6%
	$1,040	47.3%	$(9,928)	39.5%	$2,873	41.1%

Bancorp does not have any unrecognized tax benefits at December 31, 2010 or 2009.

Note 14 - Income Taxes - Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009 are presented below:

	2010	2009
	(dollars in thousands)	
Deferred Tax Assets:		
Allowance for loan losses	$12,057	$14,003
Reserve on foreclosed real estate	1,146	1,084
Reserve for uncollected interest	676	1,079
State net operating loss carryforwards	188	772
Other	69	13
Total deferred tax assets	14,136	16,951
Valuation allowance	(167)	(768)
Total deferred tax assets, net of valuation allowance	13,969	16,183
Deferred Tax Liabilities:		
Federal Home Loan Bank stock dividends	(84)	(84)
Loan origination costs	(382)	(506)
Accelerated depreciation	(1,273)	(1,156)
Prepaid expenses	(107)	(159)
Other	-	5
Total deferred tax liabilities	(1,846)	(1,900)
Net deferred tax assets	$12,123	$14,283

The valuation allowance relates to state net operating loss carryforwards of $3,122,000 and $1,903,000 for which realizability is uncertain. At December 31, 2010 and 2009, Bancorp had state net operating loss carryforwards of approximately $3,518,000 and $1,982,000 respectively, which were available to offset future state taxable income, and expire at various dates through 2030. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Bancorp will realize the benefits of these deferred tax assets.

The statute of limitations for Internal Revenue Service examination of Bancorp's federal consolidated tax returns remains open for tax years 2007 through 2010.

Note 15 - Related Party Transactions

During the years ended December 31, 2010, 2009 and 2008, the Bank engaged in the transactions described below with parties that may be deemed affiliated.

During January, 2007, a law firm, in which the President of Bancorp and the Bank is a partner, entered into a five year lease agreement with a subsidiary of Bancorp. The term of the lease is five years with the option to renew the lease for three additional five year terms. The total lease payments received by the subsidiary were $375,000, $405,000 and $382,000 for the years ended December 31, 2010, 2009 and 2008, respectively. In addition, the law firm represents Bancorp and the Bank in certain legal matters. The fees for services rendered by that firm were $830,010, $769,000 and $715,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

During 2008, the President and a former Director of Bancorp and the Bank each received a director fee of $127,500 for services relating to Bancorp's private placement sale of its Series A Preferred Stock and Subordinated Notes.

Note 16 - Fair Value of Financial Instruments

A fair value hierarchy that prioritizes the inputs to valuation methods is used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair market hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

An asset or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Note 16 - Fair Value of Financial Instruments – Continued

The following table summarizes the valuation of assets re-measured at fair value on a nonrecurring basis, as of December 31, 2010 and 2009 (dollars in thousands):

	Fair Value Measurement at December 31, 2010			
	Total	Level 1	Level 2	Level 3
Impaired loans	$52,930	-	-	$52,930
Foreclosed real estate	20,955	-	-	20,955

	Fair Value Measurement at December 31, 2009			
	Total	Level 1	Level 2	Level 3
Impaired loans	$50,403	-	-	$50,403
Foreclosed real estate	21,574	-	-	21,574

There were no liabilities that were required to be re-measured on a nonrecurring basis as of December 31, 2010 or 2009.

The following information should not be interpreted as an estimate of the fair value of Bancorp since a fair value calculation is only provided for a limited portion of Bancorp's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between Bancorp's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of Bancorp's financial instruments at December 31, 2010 and 2009.

Cash and cash equivalents:
The carrying amounts reported in the consolidated statements of financial condition for cash and cash equivalents approximate those assets' fair values.

Investment Securities:
Bancorp utilizes a third party source to determine the fair value of its securities. The methodology consists of pricing models based on asset class and includes available trade, bid, other market information, broker quotes, proprietary models, various databases and trading desk quotes. All Bancorp's investments are considered Level 1.

FHLB stock:
The carrying amount of FHLB stock approximates fair value based on the redemption provisions of the FHLB. There have been no identified events or changes in circumstances that may have a significant adverse effect on the FHLB stock. Based on our evaluation, we have concluded that our FHLB stock was not impaired at December 31, 2010 and 2009.

Loans held for sale:
The fair value of loans held for sale is based primarily on investor quotes.

Note 16 - Fair Value of Financial Instruments – Continued

Loans receivable:
The fair values of loans receivable was estimated using discounted cash flow analyses, using market interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. These rates were used for each aggregated category of loans as reported on the Office of Thrift Supervision Quarterly Report.

Impaired loans are those for which Bancorp has measured impairment generally based on the fair value of the loan's collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consisted of the loan balances of $67,596,000 and $65,886,000 at December 31, 2010 and 2009, respectively, less their valuation allowances of $14,540,000 and $15,483,000 at December 31, 2010 and 2009, respectively.

Foreclosed Real Estate:
Real estate acquired through foreclosure is included in the following disclosure at the lower of carrying value or fair value less estimated disposal costs. Management periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using current estimates of fair value. In the event of a subsequent decline, management provides a specific allowance to reduce real estate acquired through foreclosure to fair value less estimated disposal cost. Expenses incurred on foreclosed real estate prior to disposition are charged to expense. Gains or losses on the sale of foreclosed real estate are recognized upon disposition of the property.

Accrued interest receivable and payable:
The carrying amounts of accrued interest receivable and accrued interest payable approximates its fair value.

Deposit liabilities:
The fair values disclosed for demand deposit accounts, savings accounts and money market deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

FHLB advances:
Fair values of long-term debt are estimated using discounted cash flow analysis, based on rates currently available for advances from the FHLB with similar terms and remaining maturities.

Subordinated debentures:
Current economic conditions have rendered the market for this liability inactive. As such, Bancorp is unable to determine a good estimate of fair value. Since the rate paid on the debentures held is lower than what would be required to secure an interest in the same debt at year end and we are unable to obtain a current fair value, Bancorp has disclosed that the carrying value approximates the fair value.

Off-balance sheet financial instruments:
Fair values for Bancorp's off-balance sheet financial instruments (lending commitments and letters of credit) are not significant and are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Note 16 - Fair Value of Financial Instruments – Continued

The following table summarizes the roll forward of level 3 assets for the years ended December 31, 2010 and 2009 (dollars in thousands):

	Impaired Loans	Foreclosed Real Estate
Balance at December 31, 2008	$32,043	$6,317
Transfer to foreclosed real estate	(22,850)	28,478
Additions	77,889	413
Additional reserves	(10,093)	(3,911)
Paid off/sold	(26,597)	(9,723)
Balance at December 31, 2009	$50,403	$21,574
Transfer to foreclosed real estate	(26,526)	24,137
Additions	59,212	430
(Increase) decrease in additional reserves	944	(3,451)
Paid off/sold	(31,103)	(21,735)
Balance at December 31, 2010	$52,930	$20,955

The $944,000 in reduced reserves recorded against impaired loans was included in the provision for loan losses on the statement of operations for the year ended December 31, 2010. The $3,451,000 of additional reserves recorded against foreclosed real estate was included in non-interest expenses on the statement of operations for the year ended December 31, 2010. Included in the $24,137,000 of loans transferred to foreclosed real estate, were 22 loans totaling $7,197,000 that did not require a specific reserve at the date of transfer from loans to foreclosed real estate.

The estimated fair values of Bancorp's financial instruments are as follows:

	December 31, 2010		December 31, 2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(dollars in thousands)			
Financial Assets				
Cash and cash equivalents	$70,955	$70,955	$51,401	$51,401
Investment securities	27,311	27,556	8,031	8,055
FHLB stock	7,692	7,692	8,609	8,609
Loans held for sale	3,426	3,426	4,845	4,845
Loans receivable, net	778,937	819,864	814,234	843,780
Accrued interest receivable	3,918	3,918	3,361	3,361
Financial Liabilities				
Deposits	$714,776	$719,142	$710,329	$713,299
FHLB advances	115,000	105,546	125,000	117,799
Subordinated debentures	24,119	24,119	24,119	24,119
Accrued interest payable	694	694	760	760
Off Balance Sheet Commitments	$ -	$ -	$ -	$ -

Note 17 - Condensed Financial Information (Parent Company Only)

Information as to the financial position of Severn Bancorp, Inc. as of December 31, 2010 and 2009 and results of operations and cash flows for each of the years ended December 31, 2010, 2009 and 2008 is summarized below.

Statements of Financial Condition	December 31, 2010	December 31, 2009
	(dollars in thousands)	
Cash	$1,857	$4,151
Equity in net assets of subsidiaries:		
Bank	120,258	118,268
Non-Bank	5,633	5,774
Loans, net of allowance for loan losses of $232 and $232, respectively	947	947
Other assets	1,632	1,318
Total assets	$130,327	$130,458
Subordinated debentures	$24,119	$24,119
Other liabilities	108	108
Total liabilities	24,227	24,227
Stockholders' equity	106,100	106,231
Total liabilities and stockholders' equity	$130,327	$130,458

Statements of Operations	For the Years Ended December 31, 2010	2009	2008
	(dollars in thousands)		
Interest income	$ 65	$ 76	$ 118
Interest expense on subordinated debentures	899	880	1,188
Net interest expense	(834)	(804)	(1,070)
Dividends received from subsidiaries	-	1,567	3,393
General and administrative expenses	386	599	50
Income (loss) before income taxes and equity in undistributed net income (loss) of subsidiaries	(1,220)	164	2,273
Income tax benefit	528	342	57
Equity in undistributed net income (loss) of subsidiaries	1,849	(15,734)	1,783
Net income (loss)	$1,157	$(15,228)	$4,113

Note 17 - Condensed Financial Information (Parent Company Only) - Continued

Statements of Cash Flows

	For the Years Ended December 31,		
	2010	2009	2008
	(dollars in thousands)		
Cash Flows from Operating Activities:			
Net income (loss)	$1,157	$(15,228)	$4,113
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Equity in undistributed (earnings) loss of subsidiaries	(1,849)	15,734	(1,783)
Provision for loan losses	-	209	41
(Increase) decrease in other assets	(314)	(1)	311
Stock-based compensation expense	162	128	128
Increase (decrease) in other liabilities	-	(646)	61
Cash provided by (used in) operating activities	(844)	196	2,871
Cash Flows from Investing Activities:			
Net decrease in loans	-	2	1
Investment in subsidiaries	-	(2,000)	(23,893)
Cash used in investing activities	-	(1,998)	(23,892)
Cash Flows from Financing Activities:			
Dividends paid on common stock	-	(906)	(2,416)
Series A preferred stock dividend paid	(280)	(280)	(35)
Series B preferred stock dividend paid	(1,170)	(1,150)	-
Proceeds from sale of subordinated debentures	-	-	3,500
Proceeds from sale of Series A preferred stock, net	-	-	3,253
Proceeds from sale of Series B preferred stock, net	-	-	23,348
Payment of debt issuance cost	-	-	(245)
Cash provided by (used in) financing activities	(1,450)	(2,336)	27,405
Increase (decrease) in cash and cash equivalents	(2,294)	(4,138)	6,384
Cash and cash equivalents at beginning of year	4,151	8,289	1,905
Cash and cash equivalents at end of year	$1,857	$4,151	$8,289

Note 18 - Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for the year ended December 31, 2010 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(dollars in thousands, except per share data)			
Interest income	$12,596	$13,045	$12,083	$11,809
Interest expense	4,980	4,995	4,906	4,448
Net interest income	7,616	8,050	7,177	7,361
Provision for loan losses	2,544	1,000	1,000	1,200
Net interest income after provision for loan losses	5,072	7,050	6,177	6,161
Other income	563	537	724	921
Other expenses	6,464	6,533	6,031	5,980
Income (loss) before income tax provision (benefit)	(829)	1,054	870	1,102
Income tax provision (benefit)	(301)	461	385	495
Net income (loss)	$(528)	$593	$485	$607
Per share data:				
Earnings (loss) – basic	$(.10)	$0.02	$0.01	$0.02
Earnings (loss) – diluted	$(.10)	$0.02	$0.01	$0.02

Summarized unaudited quarterly financial data for the year ended December 31, 2009 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(dollars in thousands, except per share data)			
Interest income	$13,616	$12,873	$13,347	$12,822
Interest expense	7,211	6,877	6,296	5,667
Net interest income	6,405	5,996	7,051	7,155
Provision for loan losses	4,534	12,501	8,909	5,458
Net interest income (loss) after provision for loan losses	1,871	(6,505)	(1,858)	1,697
Other income	616	729	570	586
Other expenses	4,546	5,708	5,980	6,628
Loss before income tax benefit	(2,059)	(11,484)	(7,268)	(4,345)
Income tax benefit	(714)	(4,611)	(2,909)	(1,694)
Net loss	$(1,345)	$(6,873)	$(4,359)	$(2,651)
Per share data				
Loss – basic	$(.18)	$(.73)	$(.48)	$(.31)
Loss – diluted	$(.18)	$(.73)	$(.48)	$(.31)

Exhibit 10.1

DESCRIPTION OF DIRECTORS AND NAMED EXECUTIVE OFFICERS COMPENSATION

In accordance with the "Frequently Asked Questions" bulletin posted by the staff of the Division of Corporation Finance of the Securities and Exchange Commission on November 23, 2004 on the Securities and Exchange Commission's website, we are disclosing the following information that the Securities and Exchange Commission may deem to be material definitive agreements with our directors and executive officers.

In 2011, non-employee directors of Bancorp will receive a fee of $750 per meeting. Each director of Bancorp is also a director of the Bank. Meetings of the directors of Bancorp are held immediately before or after meetings of the directors of the Bank. In 2011, non-employee directors of the Bank, who are also directors of Bancorp will receive $1,550 per attended meeting, with the Vice-Chairman receiving $5,500 per attended meeting. Non-employee directors of the Bank who are not directors of Bancorp will receive $500 per attended meeting. In addition, each non-employee committee member will receive the following: $880 per Compensation Committee meeting; $800 per Corporate Governance Committee meeting; and $880 per Audit and Examining Committee meeting. The Chairman of each committee will receive a fee of up to $270 per committee meeting. The Board members receive no additional compensation for acting as the Nominating Committee.

We have not entered into employment agreements with any of the executive officers, who are employed on an at-will basis. In 2011, the Bank's executive officers will earn the annual base salaries set forth opposite their names below and will be entitled to a bonus, if any, as determined by the Compensation Committee, subject to any limitations imposed by the Emergency Economic Stabilization Act of 2008 and the regulations adopted under such act.

Name	Title	2011 Salary
Alan J. Hyatt	President and Chief Executive Officer	$354,900
Thomas G. Bevivino	Executive Vice President, Chief Financial Officer, Secretary and Treasurer	$197,400
Phillip V. Jones, Jr.	Executive Vice President and Chief Relationship Officer	$170,000

The executive officers are entitled to participate in the Bank's 401(k) Plan and in an Employee Stock Ownership Plan. The Bank makes a matching contribution of 50% of each executive officer's 401(k) Plan contribution up to 6% of such executive officer's salary, and an additional non-matching contribution at the discretion of the Board of Directors. In addition, the Bank pays the health insurance premiums for Mr. Bevivino and Mr. Jones. Executive officers are eligible for equity-based awards under our 2008 Equity Incentive Plan.

Subsidiaries of Severn Bancorp, Inc.

The following is a list of subsidiaries of Severn Bancorp, Inc. at December 31, 2010. All entities listed below are subsidiaries of Severn Bancorp, Inc. and, if indented, subsidiaries of the entity under which they are listed.

Entity	Jurisdiction of Formation
Severn Savings Bank, FSB.	United States of America (federally chartered savings association)
Louis Hyatt, Inc. (d/b/a Hyatt Commercial)	Maryland
HS West, LLC	Maryland
Severn Financial Services Corporation	Maryland
SSB Realty Holdings, LLC	Maryland
SSB Realty Holdings II, LLC	Maryland
Homeowners Title and Escrow Corporation	Maryland
SBI Mortgage Company	Maryland
Crownsville Development Corporation (d/b/a Annapolis Equity Group)	Maryland
Crownsville Holdings I, LLC	Maryland

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Severn Bancorp, Inc.
Annapolis, Maryland

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-156343) and Forms S-8 (No. 333-152657 and No. 333-133242) of our report dated March 15, 2011, relating to the consolidated financial statements of Severn Bancorp, Inc. appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

ParenteBeard LLC

Lancaster, Pennsylvania
March 15, 2011

Exhibit 31.1

Certification of Principal Executive Officer

I, Alan J. Hyatt, certify that:

1) I have reviewed this annual report on Form 10-K of Severn Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2011

/s/ Alan J. Hyatt
President and Chief Executive Officer

Exhibit 31.2

Certification of Principal Financial Officer

I, Thomas G. Bevivino, certify that:

1) I have reviewed this annual report on Form 10-K of Severn Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2011

/s/ Thomas G. Bevivino
Executive Vice President
and Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code), each of the undersigned officers of Severn Bancorp, Inc. ("Bancorp") does hereby certify with respect to the Annual Report of Bancorp on Form 10-K for the period ended December 31, 2010 (the "Report") that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Bancorp.

SEVERN BANCORP, INC.

Date: March 15, 2011

/s/ Alan J. Hyatt
Alan J. Hyatt, President, Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

Date: March 15, 2011

/s/ Thomas G. Bevivino
Thomas G. Bevivino, Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 99.1

CERTIFICATION
PURSUANT TO 31 C.F.R. § 30.15

I, Alan J. Hyatt, certify, based on my knowledge, that:

(i) The compensation committee of Severn Bancorp, Inc. ("Bancorp") has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period, senior executive officer (SEO) compensation plans and employee compensation plans and the risks these plans pose to Bancorp;

(ii) The compensation committee of Bancorp has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Bancorp and has identified any features of the employee compensation plans that pose risks to Bancorp and has limited those features to ensure that Bancorp is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Bancorp to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of Bancorp will certify to the reviews of the SEO compensation plans and employee compensation plan required under (i) and (iii) above;

(v) The compensation committee of Bancorp will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Bancorp;

(B) Employee compensation plans that unnecessarily expose Bancorp to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of Bancorp to enhance the compensation of an employee;

(vi) Bancorp has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) Bancorp has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) Bancorp has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) Bancorp and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) Bancorp will permit a non-binding shareholder resolution in compliance with any applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi) Bancorp will disclose the amount, nature, and justification for the offering, during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Bancorp will disclose whether Bancorp, the board of directors of Bancorp, or the compensation committee of Bancorp has engaged during any part of the most recently completed fiscal year that was a TARP period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) Bancorp has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) Bancorp has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Bancorp and Treasury, including any amendments;

(xv) Bancorp has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example 18 USC 1001).

March 15, 2011

/s/ Alan J. Hyatt
President and Chief Executive Officer
(Principal Executive Officer)

CERTIFICATION
PURSUANT TO 31 C.F.R. § 30.15

I, Thomas G. Bevivino, certify, based on my knowledge, that:

(i) The compensation committee of Severn Bancorp, Inc. ("Bancorp") has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period, senior executive officer (SEO) compensation plans and employee compensation plans and the risks these plans pose to Bancorp;

(ii) The compensation committee of Bancorp has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Bancorp and has identified any features of the employee compensation plans that pose risks to Bancorp and has limited those features to ensure that Bancorp is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Bancorp to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of Bancorp will certify to the reviews of the SEO compensation plans and employee compensation plan required under (i) and (iii) above;

(v) The compensation committee of Bancorp will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Bancorp;

(B) Employee compensation plans that unnecessarily expose Bancorp to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of Bancorp to enhance the compensation of an employee;

(vi) Bancorp has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) Bancorp has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) Bancorp has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) Bancorp and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) Bancorp will permit a non-binding shareholder resolution in compliance with any applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi) Bancorp will disclose the amount, nature, and justification for the offering, during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Bancorp will disclose whether Bancorp, the board of directors of Bancorp, or the compensation committee of Bancorp has engaged during any part of the most recently completed fiscal year that was a TARP period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) Bancorp has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) Bancorp has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Bancorp and Treasury, including any amendments;

(xv) Bancorp has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example 18 USC 1001).

March 15, 2011

/s/ Thomas G. Bevivino
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

SHAREHOLDER INFORMATION

Board of Directors

Alan J. Hyatt
Chairman of the Board

Melvin E. Meekins, Jr.
Vice Chairman of the Board

Eric M. Keitz
Certified Public Accountant

John A. Lamon, III
Senior Account Executive
G&G Outfitters, Inc.

Ronald P. Pennington
Retired investor

T. Theodore Schultz
President Schultz and Co., Inc.
Accounting and tax practice

Albert W. Shields
Real Estate Investor and
Developer

Konrad M. Wayson
Secretary and Treasurer
Hopkins and Wayson, Inc.

Investor Relations

Thomas G. Bevivino
Severn Bancorp, Inc.
200 Westgate Circle, Suite 200
Annapolis, MD 21401
Phone: (410) 260-2000
tbevivino@severnbank.com

Corporate Officers

Alan J. Hyatt
President and
Chief Executive Officer

Thomas G. Bevivino
Executive Vice President,
Chief Financial Officer,
Secretary and Treasurer

Philip V. Jones, Jr.
Executive Vice President,
Chief Relationship Officer

Corporate Headquarters

200 Westgate Circle, Suite 200
Annapolis, MD 21401
Phone: (410) 260-2000
Toll free: (800) 752-5854
Fax: (410) 841-6296

Internet Address

www.severnbank.com

Branch Locations

Annapolis Branch
1917 West Street
Annapolis, MD 21401
Phone: (410) 224-8800

Glen Burnie Branch
413 Crain Highway, S.E.
Glen Burnie, MD 21061
Phone: (410) 768-6900

Edgewater Branch
3083 Solomons Island Road
Edgewater, MD 21037
Phone: (410) 956-3700

Westgate Branch
200 Westgate Circle, Suite 200
Annapolis, MD 21401
Phone: (410) 260-2100

Independent Auditor

ParenteBeard LLC
1869 Charter Lane
Suite 301
Lancaster, PA 17601

General Counsel

Hyatt & Weber, P.A.
200 Westgate Circle, Suite 500
Annapolis, MD 21401

SEC Counsel

Blank Rome LLP
600 New Hampshire Ave., NW
Washington, D.C. 20037

Stock Exchange Listing

The common stock of Severn Bancorp, Inc. is traded on the Nasdaq Capital market under the symbol "SVBI"

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 01016
Attn: Investor Relations
Phone: (800) 368-5948

Annual Meeting

The Annual Meeting of stockholders will be held on April 28 2011at 9:00 A.M. at The Severn Bank Building
200 Westgate Circle
Annapolis, MD 21401

NOTES

NOTES

Severn Bancorp, Inc.

200 Westgate Circle, Suite 200
Annapolis, MD 21401
410-260-2000
www.severnbank.com